AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 25, 1996

                                                      REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               PREMIER PARKS INC.
             (Exact name of Registrant as specified in its charter)

                              -------------------

                     DELAWARE                                           73-6137714
         (State or other jurisdiction of                   (I.R.S. Employer Identification No.)
          incorporation or organization)

                              -------------------

            11501 NORTHEAST EXPRESSWAY                               KIERAN E. BURKE
          OKLAHOMA CITY, OKLAHOMA 73131                         11501 NORTHEAST EXPRESSWAY
               TEL: (405) 475-2500                            OKLAHOMA CITY, OKLAHOMA 73131
   (Address, including zip code, and telephone                     TEL: (405) 475-2500
                     number,                        (Name, address, including zip code, and telephone
  including area code, of Registrant's principal    number, including area code, of agent for service)
                executive offices)

                              -------------------

                                   COPIES TO:

             JAMES M. COUGHLIN, ESQ.                              THOMAS R. BROME, ESQ.
              BAER MARKS & UPHAM LLP                             CRAVATH, SWAINE & MOORE
                 805 THIRD AVENUE                                    WORLDWIDE PLAZA
             NEW YORK, NEW YORK 10022                               825 EIGHTH AVENUE
               TEL: (212) 702-5819                               NEW YORK, NEW YORK 10019
                                                                   TEL: (212) 474-1000

                              -------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. / /

    If the registrant elects to deliver its latest annual report to securityholders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                              -------------------

                        CALCULATION OF REGISTRATION FEE

=====================================================================================================================
                                                             PROPOSED         PROPOSED MAXIMUM
     TITLE OF EACH CLASS OF           AMOUNT TO BE       MAXIMUM OFFERING         AGGREGATE            AMOUNT OF
   SECURITIES TO BE REGISTERED         REGISTERED         PRICE PER SHARE      OFFERING PRICE      REGISTRATION FEE
- ---------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.05....     3,392,500(1)           $17.00(2)           $57,672,500          $19,887.07
=====================================================================================================================


(1) Includes 442,500 shares of Common Stock which may be issued upon exercise of the Underwriters' over-allotment option. See "Underwriting."

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.
                              -------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               PREMIER PARKS INC.

                             CROSS-REFERENCE SHEET

           FORM S-2 ITEM NUMBER AND HEADING           HEADING OR LOCATION IN PROSPECTUS
           --------------------------------           ---------------------------------

1.    Forepart of Registration Statement and
        Outside Front Cover Page of Prospectus..  Outside Front Cover Page of Prospectus

2.    Inside Front and Outside Back Cover Pages
        of Prospectus...........................  Inside Front and Outside Back Cover Pages
                                                    of the Prospectus;

3.    Summary Information, Risk Factors and
        Ratio of Earnings to Fixed Charges......  Prospectus Summary; Risk Factors

4.    Use of Proceeds...........................  Use of Proceeds

5.    Determination of Offering Price...........  Underwriting

6.    Dilution..................................  Dilution

7.    Selling Security Holders..................  Not Applicable

8.    Plan of Distribution......................  Underwriting

9.    Description of Securities to be
        Registered..............................  Description of Securities--Common Stock

10.   Interests of Named Experts and Counsel....  Legal Matters; Experts

11.   Information with respect to the
        Registrant..............................  Prospectus Summary; Price Range of Common
                                                    Stock; Dividend Policy; Selected
                                                    Historical and Pro Forma Financial Data;
                                                    Management's Discussion and Analysis of
                                                    Financial Condition and Results of
                                                    Operations; Business; Management;
                                                    Certain Transactions; Description of
                                                    Credit Facilities

12.   Incorporation of Certain Information by
        Reference...............................  Incorporation of Certain Information by
                                                    Reference

13.   Disclosure of Commission Position on
      Indemnification for Securities Act
        Liabilities.............................  Not Applicable

                  SUBJECT TO COMPLETION, DATED APRIL 25, 1996

PROSPECTUS

                                                                  [LOGO]

                                     SHARES

                               PREMIER PARKS INC.
                                  COMMON STOCK
                              -------------------

    All of the shares of Common Stock offered hereby are being sold by Premier Parks Inc. (the "Company" or "Premier"). Prior to this offering, there has been a limited public market for the Common Stock. It is currently estimated that the
initial public offering price of the Common Stock will be between $    and $
per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company has applied to have the Common Stock quoted on the Nasdaq National Market ("NASDAQ") under the symbol "PARK."
                              -------------------

    THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 10.
                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
       SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
           ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

=====================================================================================================================
                                                           UNDERWRITING
                                        PRICE TO           DISCOUNTS AND         PROCEEDS TO
                                         PUBLIC           COMMISSIONS(1)         COMPANY(2)
- ---------------------------------------------------------------------------------------------------------------------
Per Share.........................           $                   $                    $
- ---------------------------------------------------------------------------------------------------------------------
Total(3)..........................           $                   $                    $
=====================================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated to be $         .
(3) The Company has granted to the Underwriters a 30-day option to purchase up
    to       additional shares of Common Stock on the same terms and conditions as set forth herein, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be $         , $         and
    $         , respectively. See "Underwriting."
                              -------------------

    The shares of Common Stock offered by this Prospectus are offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the shares of Common Stock will be made at the offices of Lehman Brothers Inc., New York, New
York, on or about            , 1996.

                              -------------------
LEHMAN BROTHERS                                    FURMAN SELZ

           , 1996

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

                           [Leave blank for pictures]





















    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE- COUNTER MARKET, ON NASDAQ OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             ADDITIONAL INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Proxy statements, periodic reports and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the regional offices of the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of such material can be obtained from the public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

    The Company has filed with the Commission a Registration Statement on Form S-2 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. For purposes hereof, the term "Registration Statement" means the original Registration Statement and any and all amendments thereto. In accordance with the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the schedules and exhibits thereto. Each statement made in this Prospectus concerning a document filed as an exhibit to the Registration Statement is qualified in its entirety by reference to such exhibit for a complete statement of its provisions. For further information pertaining to the Company and the Common Stock, reference is made to such Registration Statement, including the exhibits and schedules thereto, which may be inspected or obtained as provided in the foregoing paragraph.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following document filed by the Company with the Commission is incorporated by reference into this Prospectus and made a part hereof as of its date:

    1. The Company's Annual Report on Form 10-K for the year ended December 31, 1995.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or supersedes, to constitute a part of this Prospectus.

    The Company will provide, without charge, to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to: Premier Parks Inc., 11501 Northeast Expressway, Oklahoma City, Oklahoma 73131, Attention:
Richard A. Kipf, Corporate Secretary (telephone number: (405) 475-2500, Ext.
219).

                               PROSPECTUS SUMMARY

    The following summary information is qualified in its entirety by and should be read in conjunction with the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated or the context otherwise requires, all references in this Prospectus give effect to the Company's one-for-five reverse stock split of its Common Stock, $.01 par value (pre-split) and $.05 par value (post-split) (the "Common Stock") to be effected on May 6, 1996 (the "Reverse Split"), assume the conversion of the Company's Convertible Preferred Stock as of June 30, 1996 into 2,573,018 shares of Common Stock (the "Preferred Stock Conversion") and assume that the Underwriters' over-allotment option is not exercised. Unless the context otherwise requires, as used herein the terms the "Company" and "Premier" refer to Premier Parks Inc. and its consolidated subsidiaries.

                                  THE COMPANY

    The Company is a leading theme park company that owns and operates six regional parks with an aggregate 1995 attendance of approximately 4.1 million. The parks are located in five geographically diverse markets with concentrated populations: (i) Washington, DC/Baltimore (Adventure World); (ii) Buffalo/Rochester (Darien Lake); (iii) Cleveland (Geauga Lake); (iv) Columbus (Wyandot Lake); and (v) Oklahoma City (Frontier City and White Water Bay). The Company seeks to provide its customers with quality family entertainment that is affordably priced and close to home. The Company's parks drew on average approximately 87.0% of their patrons in 1995 from within a 100-mile radius, with approximately 40.0% of visitors utilizing group and other pre-sold tickets and approximately 15.6% utilizing season passes. Each of the parks is individually themed and provides a complete family-oriented entertainment experience. The parks generally offer a broad selection of state-of-the-art and traditional thrill rides, water attractions, themed areas, concerts and shows, restaurants, game venues and merchandise outlets.

    Since current management assumed control in 1989, the Company has acquired five parks and improved their operations. Most recently, in August 1995, the Company acquired three of its current parks through its acquisition (the "Funtime Acquisition") of all of the capital stock of Funtime Parks, Inc. ("Funtime"). As a result of the Company's operating strategy, during the three years ended December 31, 1995, the three parks owned by the Company prior to the Funtime Acquisition achieved internal growth in attendance, revenue and EBITDA at compounded annual rates of 12.7%, 17.0% and 41.8%, respectively. (See note
(7) to "--Summary Historical and Pro Forma Financial Data.") After giving pro forma effect to the Funtime Acquisition as if it had occurred on January 1, 1995, the Company has more than tripled its attendance and revenues and increased its EBITDA by more than ten-fold since 1992.

    The Company believes that each of its parks benefits from limited direct competition. The combination of limited supply of real estate appropriate for theme park development, high initial capital investment, long development lead-time and zoning restrictions provides each of the Company's parks with a significant degree of protection from competitive new theme park openings. Based on its knowledge of the development of other theme parks in the United States, the Company's management estimates that it would cost at least $100 million and would take a minimum of two years to construct a new regional theme park comparable to the Company's three largest parks.

    The Company's strategy for achieving growth includes the following key elements: (i) pursuing on-going growth opportunities at existing parks; (ii) expanding existing parks; and (iii) making selective acquisitions.

PURSUING ON-GOING GROWTH OPPORTUNITIES AT EXISTING PARKS

    The Company believes there are substantial opportunities for internal growth at its existing parks. The Company seeks to increase revenue by increasing attendance and per capita spending, while also maintaining strict control of operating expenses. The primary elements used to achieve this objective are: (i) adding rides and attractions and improving overall park quality; (ii) enhancing marketing, sponsorship and group sales programs; (iii) implementing ticket pricing strategies to maximize ticket revenues and park utilization; (iv) adding and enhancing restaurants and merchandise outlets; and (v) adding special events. This approach is designed to exploit the operating leverage inherent in the theme park business. Once parks achieve certain critical attendance levels, revenue growth through incremental attendance gains and increased in-park spending is not offset by a comparable increase in operating expenses, since a large portion of such expenses is relatively fixed during any given year.

    Since acquiring Adventure World (a combination theme and water park) in 1992, the Company has invested over $23.6 million in that park to add numerous rides and to improve theming. As a result of these improvements, as well as an aggressive and creative marketing strategy, Adventure World's attendance and revenues increased during the three years ended December 31, 1995 at compounded annual rates of 25.9% and 36.2%, respectively. During this period, park-level operating cash flow (representing all park operating revenues and expenses without allocation of corporate overhead) increased from $77,600 in 1992 to $3.5 million in 1995.

    Management believes that the parks acquired in the Funtime Acquisition offer similar opportunities to successfully implement its growth strategy. While these parks generated substantial and stable cash flows over the past five years, they lacked the sustained capital investment and creative marketing required to realize their full potential. In this regard the Company is investing approximately $19.0 million at the acquired parks for the 1996 season to add marketable rides and attractions and make other improvements. See "Business--Operating Strategy."

EXPANDING EXISTING PARKS

    In addition to pursuing on-going growth opportunities at existing parks, the Company is considering a number of expansions at several of its six existing parks. The Company may add campgrounds or an amphitheatre at Frontier City, its western-themed park in Oklahoma City. The Company is also considering adding a more complete complement of "dry" rides to Wyandot Lake, which is currently primarily a water park. In addition, the Company owns 400 acres adjacent to Adventure World which are zoned for entertainment, recreational and residential uses and are available for complementary uses. Additional acreage owned by the Company and suitable for development exists at two of the Company's other parks. The Company may use a portion of the proceeds of this offering to fund expansions at its parks. See "Use of Proceeds."

MAKING SELECTIVE ACQUISITIONS

    The U.S. regional theme park industry is highly fragmented with over 150 parks owned by over 100 operators. Management believes that there are numerous acquisition opportunities that would complement its existing operations. The Company expects that a portion of the proceeds from this offering will be used for acquisitions. The Company's primary target for acquisitions will be regional parks with attendance between 300,000 and 1.5 million annually.

    As the only owner of multiple parks in numerous markets that has been actively making acquisitions of parks in this range over the last several years, the Company believes it has a number of competitive advantages in acquiring parks of this size. Historically, operators of destination or large regional park chains have not generally sought to acquire parks in the Company's primary target range and do not have the experience or management structure to readily operate parks of that size profitably. Additionally, as a multi-park operator with a track record in successfully acquiring, improving and repositioning parks, the Company has numerous competitive advantages over single-park operators in pursuing acquisitions. These advantages include the ability to (i) exercise group purchasing power (for both operating and capital assets); (ii) achieve administrative economies of scale; (iii) attract greater sponsorship revenue and support from sponsors with nationally-recognized brands;
(iv) recruit and retain superior management; (v) optimize the use of capital assets by rotating rides among its parks to provide fresh attractions; and (vi) access capital markets. See "Risk Factors--Uncertainty of Future Acquisitions; Potential Effects of Acquisitions; Discretionary Use of Proceeds," "Use of Proceeds" and "Business--Acquisition Strategy."

GROWTH IN THE THEME PARK INDUSTRY

    According to U.S. News & World Report, total North American amusement/theme park attendance in 1995 was estimated to be approximately 255 million, compared to 151 million in 1970. Revenue for 1995 was estimated to be approximately $5 billion, up from $321 million in 1970. These increases represent compound annual growth rates of 2.1% for attendance and 11.6% for revenues over the twenty-five year period. According to Amusement Business, a recognized industry publication, total attendance for the 40 largest parks in North America, which include both destination and regional parks, was 144.5 million in 1995, compared to 123.4 million in 1991, representing a compound annual growth rate of 4.0% over this period. The Company believes that this growth in the industry reflects two trends: (i) demographic growth in the 5-24 year old age group, which is expected to continue through 2010; and (ii) an increasing emphasis on family-oriented leisure and recreation activities.

                                  THE OFFERING

Common Stock offered(1)......................  shares

Common Stock outstanding:(2)

  prior to the offering......................  7,430,572 shares after the offering.........................  shares

Use of proceeds..............................  To acquire and make improvements at additional theme parks; to fund improvements
                                               and expansion of the Company's existing
                                               parks; and for general corporate purposes,
                                               including working capital requirements. See
                                               "Use of Proceeds."

Proposed NASDAQ symbol.......................  "PARK"

- ------------

(1) Excludes      shares of Common Stock issuable upon exercise of the
    Underwriters' over-allotment option.

(2) Includes 2,573,018 shares of Common Stock (assuming a June 30, 1996 conversion date) that will be issued upon conversion of the Company's Series A 7% Cumulative Convertible Preferred Stock ("Convertible Preferred Stock") simultaneously with the consummation of this offering. Excludes (i) an aggregate of 45,039 shares of Common Stock issuable upon exercise of warrants; (ii) an aggregate of 520,000 shares of Common Stock reserved for issuance under the Company's Stock Incentive Plans, of which options for 429,200 shares have been granted and options for 151,120 shares are
    presently exercisable; and (iii)      shares of Common Stock issuable upon
    exercise of the Underwriters' over-allotment option. See "Management--Stock Incentive Plans," "Description of Securities--Preferred Stock" and "Underwriting."

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

    The tables below contain certain summary historical and pro forma financial data for the Company and certain summary historical financial data for Funtime. The historical financial data for 1995 for the Company includes Funtime from the date of acquisition (August 15, 1995) and the pro forma data give effect to the Funtime Acquisition and the related financings as if they had occurred on January 1, 1995. The following summary historical financial and operating data of the Company as of December 31, 1995 and for each of the years in the three-year period ended December 31, 1995 and of Funtime for each of the years in the three-year period ended December 31, 1994 and the six-month periods ended July 3, 1994 and July 2, 1995, respectively, have been derived from the consolidated financial statements of the Company or Funtime, as the case may be, appearing elsewhere in this Prospectus and should be read in conjunction with those financial statements (including the notes thereto) and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Other historical financial and operating data have been derived from audited consolidated financial statements which are not included herein.

                                                            YEAR ENDED DECEMBER 31,
                                    -----------------------------------------------------------------------
                                     1991           1992(1)          1993      1994           1995(2)
                                    -------   -------------------   -------   -------   -------------------
                                           (IN THOUSANDS, EXCEPT PER SHARE AND PER VISITOR AMOUNTS)
THE COMPANY
- -----------
STATEMENT OF OPERATIONS DATA:

Total revenue.....................  $10,547         $      17,392   $21,860   $24,899       $41,496
Gross profit(4)...................    4,096                 4,921     7,787     7,991        13,220
Income from operations(4).........      970                   487     3,019     2,543         3,948
Interest expense, net.............     (858)               (1,413)   (1,438)   (2,299)       (5,578)
Income (loss) from continuing
  operations......................     (118)               (1,735)    1,354       102        (1,045)(5)
Income (loss) from continuing
  operations per common
  share(6)........................  $  (.26)        $      )(2.10   $   .51   $   .04       $  (.40)(5)

OTHER DATA:

EBITDA(7).........................  $ 2,246         $       1,938   $ 4,562   $ 4,549       $(7,706(8)
Net cash provided by operating
  activities(9)...................  $ 1,924         $       1,980   $ 2,699   $ 1,060       $10,646(10)
Depreciation and amortization.....  $ 1,107         $       1,442   $ 1,537   $ 1,997       $ 3,866
Capital expenditures(11)..........  $ 4,508         $       3,956   $ 7,674   $10,108       $10,732
Total attendance..................      828                 1,116     1,322     1,408        (2,302(12)
Revenue per visitor...............  $ 12.74         $       15.58   $ 16.54   $ 17.68       $ 18.03


                                              1995
                                    ------------------------
                                          PRO FORMA(3)
                                    ------------------------
                                          (UNAUDITED)

THE COMPANY
STATEMENT OF OPERATIONS DATA:
Total revenue.....................          $ 80,139
Gross profit(4)...................            28,907
Income from operations(4).........            14,818
Interest expense, net.............           (11,099)
Income (loss) from continuing
  operations......................             1,900
Income (loss) from continuing
  operations per common
  share(6)........................          $    .26
OTHER DATA:
EBITDA(7).........................          $ 21,013
Net cash provided by operating
  activities(9)...................          $ 15,833
Depreciation and amortization.....          $  6,303
Capital expenditures(11)..........          $ 12,435
Total attendance..................             4,095
Revenue per visitor...............          $  19.57

                                                                        AS OF DECEMBER 31, 1995
                                                                      ---------------------------
                                                                       ACTUAL     AS ADJUSTED(13)
                                                                      --------    ---------------
                                                                                    (UNAUDITED)
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..........................................   $ 28,787       $
Total assets.......................................................   $173,318       $
Total long-term debt...............................................   $ 93,213       $  93,213
Stockholders' equity...............................................   $ 45,911       $

                                               YEAR ENDED DECEMBER 31,             SIX MONTHS ENDED (14)
                                        -------------------------------------   ---------------------------
                                         1991      1992      1993      1994     JULY 3, 1994   JULY 2, 1995
                                        -------   -------   -------   -------   ------------   ------------
                                                                                        (UNAUDITED)
                                             (IN THOUSANDS, EXCEPT PER SHARE AND PER VISITOR AMOUNTS)
FUNTIME
- -------
STATEMENT OF OPERATIONS DATA:

Total revenue.........................  $48,777   $46,852   $51,253   $50,435     $ 15,258       $ 15,153
Gross profit (loss)(4)................   14,979    13,764    16,863    14,636         (473)          (783)
Income (loss) from operations(4)......    6,713     5,100     8,645     6,203       (3,812)        (4,242)
Interest expense, net.................   (4,150)   (3,001)   (2,783)   (4,792)      (2,397)        (2,741)
Income (loss) before cumulative effect
  of accounting change(15)............  $ 1,003   $   384   $ 3,540   $   263     $ (3,889)      $ (4,257)

OTHER DATA:

EBITDA(7).............................  $12,374   $11,179   $14,000   $11,862     $ (1,000)      $   (922)
Net cash provided by (used in)
  operating activities(16)............  $ 8,043   $ 6,950   $ 9,180   $ 8,784     $ (1,791)      $ (1,196)
Depreciation and amortization.........  $ 5,681   $ 6,182   $ 5,632   $ 5,956     $  2,978       $  3,316
Capital expenditures(11)..............  $ 2,531   $ 2,971   $ 4,394   $ 4,211     $  2,927       $    955
Total attendance......................    2,593     2,406     2,575     2,468          809            742
Revenue per visitor...................  $ 18.81   $ 19.47   $ 19.90   $ 20.44     $  18.86       $  20.42

- ------------
 (1) During 1992, the Company purchased Adventure World, as well as the remaining minority interest in Frontier City. During 1992, the Company also discontinued substantially all of its non-theme park operations through a disposition transaction which significantly reduced the Company's assets and indebtedness, as well as resulted in an extraordinary gain of $18,400,000, which gain is not reflected in income (loss) from continuing operations. See "The Company." During 1992, the Company also adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" ("Statement 109"), resulting in a decrease in net income of $2,300,000, which decrease is not reflected in income (loss) from continuing operations.

 (2) The Statement of Operations Data for 1995 reflects the results of the parks acquired in the Funtime Acquisition from the date of acquisition, August 15, 1995.

 (3) The pro forma financial data give effect to the Funtime Acquisition and the related financings as if they had occurred on January 1, 1995. The pro forma income from continuing operations per share also gives effect to the Preferred Stock Conversion as if it had occurred on that date. See "Selected Historical and Pro Forma Financial Data--Unaudited Pro Forma Combined Statement of Operations," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity, Capital Commitments and Resources" and Note 3 to the Company's consolidated financial statements.

 (4) Gross profit (loss) is revenue less operating expenses, costs of products sold and depreciation and amortization. Income (loss) from operations is gross profit less selling, general and administrative expenses.

 (5) During 1995, the Company incurred an extraordinary loss of $140,000, net of income tax benefit, on extinguishment of debt in connection with the Funtime Acquisition. This extraordinary loss is not included in income
     (loss) from continuing operations and income (loss) from continuing operations per common share for 1995.

 (6) After giving retroactive effect to the Reverse Split.

 (7) EBITDA is defined as earnings from continuing operations before interest expense, net, income tax expense (benefit), depreciation and amortization, minority interest and equity in loss of partnership. The Company has included information concerning EBITDA because it is used by certain investors as a measure of the Company's ability to service and/or incur debt. EBITDA is not required by generally accepted accounting principles ("GAAP") and should not be considered in isolation or as an alternative to net income, net cash provided by operating, investing and financing activities or other financial data prepared in accordance with GAAP or as an indicator of the Company's operating performance. This information should be read in conjunction with the Consolidated Statements of Cash Flows contained in the consolidated financial statements of the Company and Funtime included elsewhere herein.

 (8) EBITDA for the Company during 1995 without giving any effect to the Funtime Acquisition and the related financings would have been $5,527,000.

 (9) During each of the five years ended December 31, 1995, the Company's net cash used in investing activities was $6,841,000, $5,649,000, $7,698,000,
     $10,177,000 and $74,139,000, respectively. During those years, net cash provided by financing activities was $5,175,000, $8,736,000, $2,106,000,
     $7,457,000 and $90,914,000, respectively.

(10) Net cash provided by operating activities during 1995 without giving any effect to the Funtime Acquisition and the related financings would have been $6,890,000.

(11) Capital expenditures are presented on a calendar year basis, rather than on a project year basis. When presented on a project year basis, expenditures are aggregated based on amounts incurred for the relevant year's operating season. See "Business--Capital Improvements."

(12) Represents attendance at the three parks owned by the Company prior to the Funtime Acquisition for the entire 1995 season and attendance at the Funtime parks from and after August 15, 1995.

(13) Adjusted to give effect to the sale of the Common Stock offered hereby (at
     an assumed initial public offering price of $       per share, the
     mid-point of the range specified on the cover page of this Prospectus).

(14) Reflects most recent six-month results of Funtime prior to the date of the Funtime Acquisition. For information concerning results of Funtime from July 3, 1995 to the date of acquisition, August 15, 1995, see "Selected Historical and Pro Forma Financial Data--Unaudited Pro Forma Combined Statement of Operations."

(15) During 1993, Funtime adopted Statement 109, resulting in a decrease in net income of $3,200,000. This decrease is not included in income (loss) before cumulative effect of accounting change.

(16) During each of the four years ended December 31, 1994, and the six-month periods ended July 3, 1994 and July 2, 1995, Funtime's net cash used in investing activities was $2,687,000, $2,971,000, $5,095,000, $6,344,000,
     $2,895,000 and $935,000, respectively. During those periods, net cash provided by (used in) financing activities was $(5,300,000), $(4,133,000), $(4,249,000), $(2,454,000), $4,729,000 and $2,066,000, respectively.

                                  RISK FACTORS

    An investment in the Common Stock offered hereby involves a high degree of risk. Prospective investors, prior to making an investment decision, should carefully consider, together with the other matters referred to in this Prospectus, the following risk factors:

RISKS ASSOCIATED WITH SUBSTANTIAL INDEBTEDNESS

    The Company is highly leveraged. On December 31, 1995, the Company had total outstanding indebtedness of approximately $94.3 million, of which $90.0 million represents the Company's 12% Senior Notes Due 2003 (the "Notes"), and the Company had total stockholders' equity of $45.9 million. In addition, the Company has the ability to borrow an additional $20.0 million under its bank revolving credit facility ("Senior Credit Facility"), none of which was outstanding as of April 25, 1996. See "Description of Credit Facilities." This high level of indebtedness will result in significant interest expense and eventual principal repayment obligations. Under the Senior Credit Facility, all borrowings are required to be repaid in full for at least 45 consecutive days during the period from July 1 to November 1 of each year, and substantially all of the Company's assets (other than real estate), including the capital stock of its subsidiaries, are pledged to secure borrowings thereunder. In the event of bankruptcy proceedings involving the Company, the Company's lenders will have a claim upon the Company's assets prior in right to the holders of Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity, Capital Commitments and Resources."

    The Company's high degree of leverage could limit its ability to withstand competitive pressures and adverse economic conditions, to take advantage of significant business opportunities that may arise or to meet its obligations. The inability of the Company to service its obligations in respect of the Notes and other indebtedness or obligations would have a material adverse effect on the market value and marketability of the Common Stock.

UNCERTAINTY OF FUTURE ACQUISITIONS; POTENTIAL EFFECTS OF ACQUISITIONS; DISCRETIONARY USE OF PROCEEDS

    A portion of the net proceeds of this offering are expected to be used to fund acquisitions and improvements at parks acquired. There can be no assurance that the Company will be able to locate and acquire additional businesses to enable it to so employ that portion of the proceeds. The Senior Credit Facility limits the Company's ability to make acquisitions. To the extent any such acquisition would result in the incurrence or assumption of indebtedness by the Company, such incurrence or assumption must comply with the debt incurrence covenant of the Senior Credit Facility and the indenture relating to the Notes (the "Indenture"). There can be no assurance that any proposed acquisition will be permissible under these loan agreements or that waivers of any such covenants could be obtained. See "--Restrictive Debt Covenants" and "Description of Credit Facilities."

    In certain instances, a consummated acquisition may adversely affect the Company's financial condition and reported results in the short-term, depending on many factors, including capital requirements and the accounting treatment of such acquisitions. There can be no assurance that any acquisition, if completed successfully, will perform as expected, will not result in significant unexpected liabilities or will ever contribute significant revenues or profits to the Company. If the Company is unable to manage growth effectively, the Company's operating results could be materially adversely affected. Finally, the Company may issue a substantial number of shares of Common Stock to fund future acquisitions. By virtue of the foregoing, the Company's future acquisitions could have an adverse effect on the market price of the Common Stock. See "Use of Proceeds" and "Business--Acquisition Strategy."

    The Company has broad discretion with respect to the specific application of the net proceeds of this offering. Management of the Company will have virtually unrestricted flexibility in identifying and selecting prospective acquisition candidates. The Company does not intend to seek stockholder approval for any acquisitions unless required by applicable law or regulations, and stockholders will most likely not have an opportunity to review financial information on an acquisition candidate prior to consummation of an acquisition. See "Use of Proceeds" and "Business--Acquisition Strategy."

RESTRICTIVE DEBT COVENANTS

    The Senior Credit Facility contains a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, pay cash dividends, create liens on assets, make investments or acquisitions, engage in mergers or consolidations, make capital expenditures, engage in certain transactions with subsidiaries and affiliates or redeem or repurchase the Notes. In addition, under the Senior Credit Facility, the Company is required to comply with specified financial ratios and tests, including cash interest expense coverage and a minimum tangible net worth requirement. See "Description of Credit Facilities--Senior Credit Facility." The Indenture pursuant to which the Notes were issued also contains a series of restrictive covenants. See "Description of Credit Facilities--The Notes."

    The Company is currently in compliance with the covenants and restrictions contained in the Senior Credit Facility and the Indenture. However, its ability to continue to comply with financial tests and ratios in the Senior Credit Facility may be affected by events beyond its control, including prevailing economic, financial, weather and industry conditions. The breach of any such financial covenant could result in the inability of the Company to borrow under the Senior Credit Facility or the termination of the facility. See "Description of Credit Facilities--Senior Credit Facility."

RISKS OF ACCIDENTS AND DISTURBANCES AT PARKS

    Because all the Company's parks feature "thrill rides," attendance at the parks and, consequently, revenues may be adversely affected by any serious accident or similar occurrence with respect to a ride. The Company's liability insurance policies provide coverage of up to $15.0 million per loss occurrence and require the Company to pay the first $25,000 of loss per occurrence. In addition, in view of the proximity of certain of the Company's parks to major urban areas and the appeal of the parks to teenagers and young adults, the Company's parks could experience disturbances that could adversely affect the image of and attendance levels at its parks. Working together with local police authorities, the Company has taken certain security-related precautions designed to prevent disturbances in its parks, but there can be no assurance that it will be able to prevent any such disturbances.

EFFECTS OF INCLEMENT WEATHER; SEASONAL FLUCTUATIONS OF OPERATING RESULTS

    Because the great majority of a theme park's attractions are outdoor activities, attendance at parks and, accordingly, the Company's revenues are significantly affected by the weather. Additionally, two of the Company's parks are primarily water parks which, by their nature, are more sensitive to adverse weather than are theme parks. Unfavorable weekend weather and unusual weather of any kind can adversely affect park attendance.

    The operations of the Company are highly seasonal, with more than 80% of park attendance occurring in the second and third calendar quarters of each year. The great majority of the Company's revenues are collected in those quarters while most expenditures for capital improvements and significant maintenance are incurred when the parks are closed in the first and fourth quarters. Accordingly, the Company believes that quarter-to quarter comparisons of its results of operations should not be relied upon as an indication of future performance. Nevertheless, the market price of the Common

Stock may fluctuate significantly in response to variations in the Company's quarterly and annual results of operations.

HIGHLY COMPETITIVE BUSINESS

    The Company's theme parks compete directly with other theme parks and amusement parks and indirectly with all other types of recreational facilities and forms of entertainment within their market areas, including movies, sports attractions and vacation travel. Accordingly, the Company's business is and will continue to be subject to factors affecting the recreation and leisure time industries generally, such as general economic conditions and changes in discretionary consumer spending habits. Within each park's regional market area, the principal factors affecting competition include location, price, the uniqueness and perceived quality of the rides and attractions in a particular park, the atmosphere and cleanliness of a park and the quality of its food and entertainment. Certain of the Company's direct competitors have substantially greater financial resources than the Company.

DEPENDENCE ON KEY PERSONNEL

    The Company's success depends upon the continued contributions of its executive officers and key operating personnel, particularly Kieran E. Burke, Chairman and Chief Executive Officer, and Gary Story, President and Chief Operating Officer. The Company does not have employment agreements with, or key man insurance relating to, Messrs. Burke and Story. The loss of services of, or a material reduction in the amount of time devoted to the Company by, either of such individuals or certain other key personnel could adversely affect the business of the Company. See "Management."

LIMITED PRIOR PUBLIC MARKET; DETERMINATION OF OFFERING PRICE

    Prior to this offering, there has been a limited public market for the Common Stock and there can be no assurance that an active trading market will develop or be sustained in the future. See "Price Range of Common Stock." The initial public offering price of the Common Stock has been determined by negotiations between the Company and the representatives ("Representatives") of the Underwriters. The offering price does not necessarily bear any direct relationship to the market prices of the Common Stock as reported on The Pink Sheets(R) and the OTC Bulletin Board prior to this offering and may bear no relationship to the price at which the Common Stock will trade after completion of this offering. The Company has applied to have the Common Stock quoted on NASDAQ. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price.

CONTROL BY MANAGEMENT AND EXISTING STOCKHOLDERS; CHANGE OF CONTROL

    Upon consummation of this offering and the Preferred Stock Conversion, the Company's directors, executive officers and entities affiliated with them will,
in the aggregate, own beneficially approximately    % of the outstanding Common
Stock. As a result, these stockholders, if they were to act together, would be able to elect the Company's entire Board of Directors and control all matters requiring approval by the stockholders of the Company, including any required stockholder approval of acquisitions and other significant corporate transactions. See "Principal Stockholders." This concentration of ownership may have the effect of delaying or preventing a change in control of the Company. The ability of these stockholders to maintain control of the Company is enhanced by the requirement that the Company make an offer to purchase the Notes upon a Change of Control (as defined in the Indenture). Additionally, the Company's Preferred Stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.

DILUTION; SALES OF COMMON STOCK BELOW THE OFFERING PRICE

    Purchasers of Common Stock in this offering will incur immediate,
substantial net tangible book value dilution of $         per share. This
dilution will be increased to the extent that the holders of outstanding options or warrants to purchase shares of Common Stock at prices below the initial public offering price exercise such options or warrants. Certain officers and directors of the Company and other existing stockholders acquired beneficial ownership of their Common Stock at effective prices substantially below the initial public offering price of the Common Stock. See "Dilution."

DIVIDENDS UNLIKELY

    The Company has not paid dividends on its Common Stock during the three years ended December 31, 1995 and does not anticipate paying any cash dividends in the foreseeable future. Furthermore, the Senior Credit Facility prohibits, and the Indenture restricts, the payment of cash dividends by the Company. Earnings, if any, are expected to be retained to finance the Company's growth strategy. See "Dividend Policy" and "Description of Credit Facilities."

SHARES OF COMMON STOCK ELIGIBLE FOR FUTURE SALE

    Upon consummation of this offering, the Company will have       shares of
Common Stock outstanding. Future sales of Common Stock by existing stockholders pursuant to Rule 144 under the Securities Act, or through the exercise of outstanding registration rights or otherwise, could have an adverse effect on the prevailing market price of the Common Stock and the Company's ability to raise additional capital. The Common Stock offered hereby will be eligible for sale in the public market following this offering without restriction, except for Common Stock purchased by "affiliates" of the Company. Except for the Common Stock to be sold in this offering, the Company has agreed not to offer, sell, contract to sell or otherwise issue any shares of Common Stock or other capital stock or securities convertible into or exchangeable for, or any rights to acquire, Common Stock or other capital stock, with certain limited exceptions (including certain limited exceptions for Common Stock or other capital stock issued or sold in connection with acquisitions by the Company), prior to the expiration of 180 days from the date of this Prospectus without the prior written consent of Lehman Brothers Inc. ("Lehman Brothers") on behalf of the Representatives. The Company's officers, directors and principal stockholders, who, after the Preferred Stock Conversion, will hold in the aggregate approximately 6.4 million shares of Common Stock (including shares issuable upon exercise of outstanding options and warrants), have agreed not to sell any such shares for 180 days following the date of this Prospectus without the consent of Lehman Brothers on behalf of the Representatives. Thereafter, substantially all of such shares will be eligible for sale in the public market. Substantially all of the approximately 1.4 million outstanding shares not held by such persons are currently eligible for sale in the public market. Commencing one year from the date of this Prospectus, holders of approximately 7.0 million shares will have the right to require the Company to register such shares for sale under the Securities Act. The sale, or the availability for sale, of substantial amounts of Common Stock in the public market at any time subsequent to this offering could adversely affect the prevailing market price of the Common Stock. See "Description of Securities--Registration Rights" and "--Shares of Common Stock Eligible for Future Sale."

                                  THE COMPANY

    The Company is a leading theme park company that owns and operates six regional parks with an aggregate 1995 attendance of approximately 4.1 million. The Company seeks to provide its customers with quality family entertainment that is affordably priced and close to home. The Company's parks drew on average approximately 87.0% of their patrons in 1995 from within a 100-mile radius, with approximately 40.0% of visitors utilizing group and other pre-sold tickets and approximately 15.6% utilizing season passes. Each of the parks is individually themed and provides a complete family-oriented entertainment experience. The parks generally offer a broad selection of state-of-the-art and traditional thrill rides, water attractions, themed areas, concerts and shows, restaurants, game venues and merchandise outlets.

    The Company's current six parks include:

    . Adventure World, a combination theme and water park located three miles off the Beltway, between Washington, D.C. (15 miles away) and Baltimore, Maryland (30 miles away), with 1995 attendance of approximately 726,000;

    . Darien Lake & Camping Resort, a combination theme and water park with an adjacent camping resort and 20,000 person amphitheatre, located between Buffalo and Rochester, New York, with 1995 attendance of approximately 1,053,000;

    . Frontier City, a western themed park in Oklahoma City, Oklahoma, with 1995 attendance of approximately 544,000;

    . Geauga Lake, a combination theme and water park located near Cleveland, Ohio, with 1995 attendance of approximately 1,075,000;

    . White Water Bay, a tropical themed water park also located in Oklahoma
      City, with 1995 attendance of approximately 327,000; and

    . Wyandot Lake, a water park, which also includes "dry" rides and other attractions, located adjacent to the Columbus Zoo in Columbus, Ohio, with 1995 attendance of approximately 370,000.

    Since current management assumed control in 1989, the Company has acquired five parks and improved their operations. Most recently, in August 1995, the Company acquired Darien Lake, Geauga Lake and Wyandot Lake in the Funtime Acquisition. As a result of the Company's operating strategy, during the three years ended December 31, 1995, the three parks owned by the Company prior to the Funtime Acquisition achieved internal growth in attendance, revenue and EBITDA at compounded annual rates of 12.7%, 17.0% and 41.8%, respectively. After giving pro forma effect to the Funtime Acquisition as if it had occurred on January 1, 1995, the Company has more than tripled its attendance and revenues and increased its EBITDA by more than ten-fold since 1992.

    The Company believes that each of its parks benefits from limited direct competition. The combination of limited supply of real estate appropriate for theme park development, high initial capital investment, long development lead-time and zoning restrictions provides each of the Company's parks with a significant degree of protection from competitive new theme park openings. Based on its knowledge of the development of other theme parks in the United States, the Company's management estimates that it would cost at least $100 million and would take a minimum of two years to construct a new regional theme park comparable to the Company's three largest parks.

    The Company's strategy for achieving growth includes the following key elements: (i) pursuing on-going growth opportunities at existing parks; (ii) expanding existing parks; and (iii) making selective acquisitions.

PURSUING ON-GOING GROWTH OPPORTUNITIES AT EXISTING PARKS

    The Company believes there are substantial opportunities for internal growth at its existing parks. The Company seeks to increase revenue by increasing attendance and per capita spending, while also maintaining strict control of operating expenses. The primary elements used to achieve this objective are: (i) adding rides and attractions and improving overall park quality; (ii) enhancing marketing, sponsorship and group sales programs; (iii) implementing ticket pricing strategies to maximize ticket revenues and park utilization; (iv) adding and enhancing restaurants and merchandise outlets; and (v) adding special events. This approach is designed to exploit the operating leverage inherent in the theme park business. Once parks achieve certain critical attendance levels, revenue growth through incremental attendance gains and increased in-park spending is not offset by a comparable increase in operating expenses, since a large portion of such expenses is relatively fixed during any given year.

    Since acquiring Adventure World in 1992, the Company has invested over $23.6 million in that park to add numerous rides and to improve theming. As a result of these improvements, as well as an aggressive and creative marketing strategy, Adventure World's attendance and revenues increased during the three years ended December 31, 1995 at compounded annual rates of 25.9% and 36.2%, respectively. During this period, park-level operating cash flow increased from $77,600 in 1992 to $3.5 million in 1995.

    Management believes that the parks acquired in the Funtime Acquisition offer similar opportunities to successfully implement its growth strategy. While these parks generated substantial and stable cash flows over the past five years, they lacked the sustained capital investment and creative marketing required to realize their full potential. In this regard the Company is investing approximately $19.0 million at the acquired parks for the 1996 season to add marketable rides and attractions and make other improvements. Given historical attendance levels at the Company's three largest parks, Adventure World, Darien Lake and Geauga Lake, the size of their respective markets and the capital investment and marketing programs planned for these facilities, the Company believes that each of these parks has the potential to reach annual attendance of 1.5 million within five to seven years. See "Business-- Operating Strategy."

EXPANDING EXISTING PARKS

    In addition to its on-going capital expenditure program, the Company is considering a number of expansions at several of its existing parks. The Company may add campgrounds or an amphitheatre at Frontier City. The Company is also considering adding a more complete complement of "dry" rides to Wyandot Lake, which is currently primarily a water park. In addition, the Company owns 400 acres adjacent to Adventure World which are zoned for entertainment, recreational and residential uses and are available for complementary uses. Additional acreage owned by the Company and suitable for development exists at two of the Company's other parks. The Company may use a portion of the proceeds of this offering to fund expansions at its parks. See "Use of Proceeds."

MAKING SELECTIVE ACQUISITIONS

    The U.S. regional theme park industry is highly fragmented with over 150 parks owned by over 100 operators. Management believes that there are numerous acquisition opportunities that would complement its existing operations. The Company expects that a portion of the proceeds from this offering will be used for acquisitions. The Company's primary target for acquisitions will be regional parks with attendance between 300,000 and 1.5 million annually.

    As the only owner of multiple parks in numerous markets that has been actively making acquisitions of parks in this range over the last several years, the Company believes it has a number of competitive advantages in acquiring parks of this size. Historically, operators of destination or large regional park chains have not generally sought to acquire parks in the Company's primary target range and do not have the experience or management structure to readily operate parks of that size profitably. Additionally, as a multi-park operator with a track record in successfully acquiring, improving and repositioning parks, the Company has numerous competitive advantages over single-park operators in pursuing acquisitions. These advantages include the ability to (i) exercise group purchasing power (for both operating and capital assets); (ii) achieve administrative economies of scale; (iii) attract greater sponsorship revenue and support from sponsors with nationally-recognized brands; (iv) recruit and retain superior management; (v) optimize the use of capital assets by rotating rides among its parks to provide fresh attractions; and (vi) access capital markets. See "Risk Factors--Uncertainty of Future Acquisitions; Potential Effects of Acquisitions; Discretionary Use of Proceeds," "Use of Proceeds" and "Business--Acquisition Strategy."

GROWTH IN THE THEME PARK INDUSTRY

    According to U.S. News & World Report, total North American amusement/theme park attendance in 1995 was estimated to be approximately 255 million, compared to 151 million in 1970. Revenue for 1995 was estimated to be approximately $5 billion, up from $321 million in 1970. These increases represent compound annual growth rates of 2.1% for attendance and 11.6% for revenues over the twenty-five year period. According to Amusement Business, a recognized industry publication, total attendance for the 40 largest parks in North America, which include both destination and regional parks, was 144.5 million in 1995, compared to 123.4 million in 1991, representing a compound annual growth rate of 4.0% over the period. The Company believes that this growth in the industry reflects two trends: (i) demographic growth in the 5-24 year old age group, which is expected to continue through 2010; and (ii) an increasing emphasis on family-oriented leisure and recreation activities.

HISTORY

    The Company was incorporated in 1981 as The Tierco Group, Inc., and through 1989 was primarily engaged in the ownership and management of real estate and mortgage loans. In October 1989, the Company's current senior management assumed control, and during 1989 management determined to focus Premier's business on its theme park operations, which at that point consisted of a 50% interest in Frontier City. In 1991, the Company acquired White Water Bay and increased its ownership in Frontier City to in excess of 50%. In 1992, the Company acquired Adventure World and the remaining minority interest in Frontier City and disposed of substantially all of its real estate operations. In 1994, the Company changed its name to Premier Parks Inc. On August 15, 1995, the Company completed the Funtime Acquisition.

    The Company's principal executive offices are located at 11501 Northeast Expressway, Oklahoma City, Oklahoma 73131, (405) 475-2500 and at 122 East 42nd Street, New York, New York 10168, (212) 599-4690.

                                USE OF PROCEEDS

    The net proceeds to be received by the Company from the sale of the Common Stock offered hereby, after deducting estimated underwriting discounts and commissions and expenses payable by the Company, will be approximately
$         million (or approximately $         million if the Underwriters'
over-allotment option is exercised in full), assuming an initial public offering
price of $         per share. The Company intends to use the net proceeds from this offering to acquire additional theme parks and fund improvements at those parks, to fund the expansion of the Company's existing parks and for general corporate purposes, including working capital requirements. Although the Company has had preliminary discussions with respect to several acquisition opportunities, no such discussions are currently on-going, and no agreement or understanding with respect to any specific acquisition has been reached. There can be no assurance that any such acquisitions will be made. See "Risk Factors--Uncertainty of Future Acquisitions; Potential Effects of Acquisitions; Discretionary Use of Proceeds" and "Business--Acquisition Strategy."

    Because the Company does not have any agreement or understanding with respect to specific acquisitions, it is unable to estimate the portion of the net proceeds of this offering to be used to fund acquisition opportunities and improvements at acquired parks and the portion to be used to expand or make improvements at existing parks. Among the expansions of existing parks that the Company is considering are the addition of campgrounds and an amphitheater at Frontier City and the expansion of attractions at Wyandot Lake. In addition, although the Company presently intends to fund planned capital expenditures for the 1997 season from existing cash and cash generated from operations, the Company may use a portion of the proceeds of this offering to accelerate its capital expenditure program for its existing parks, particularly if the Company encounters delays in locating attractive acquisition opportunities. Although the Company does not presently intend to do so, it may use a portion of the proceeds of this offering to redeem a portion of the Notes. Under the Indenture, the Company is permitted to redeem up to $30 million principal amount of the Notes from proceeds of one or more equity offerings at a redemption price of 110% of principal amount, plus accrued interest. See "Description of Credit Facilities--Senior Credit Facility."

    Pending their ultimate use, the proceeds will be invested in short-term, investment grade, interest bearing securities, certificates of deposit or direct or guaranteed obligations of the United States.

                          PRICE RANGE OF COMMON STOCK

    During the second quarter of 1994, The Pink Sheets and the OTC Bulletin Board commenced reporting of trading in the Common Stock under the symbol "PARK." Prior to that time, the Company had been unable to obtain any reliable price quotations for its Common Stock since October 1989. Set forth below are the high and low bid quotations and the average weekly trading volume for the Common Stock (in each case, adjusted for the Reverse Split) as reported on The Pink Sheets and the OTC Bulletin Board for the periods indicated. These quotations reflect inter-dealer prices, without mark-up, mark-down or commission and may not necessarily represent actual transactions. The Company believes that prior to the date of this Prospectus the trading market for its Common Stock has been highly illiquid and that the following pricing information should not be deemed to indicate that an established trading market exists. The Company has applied to have the Common Stock quoted on NASDAQ under the symbol "PARK."

                                                                            AVERAGE
                                                                            WEEKLY
YEAR                 QUARTER                   HIGH BID        LOW BID      VOLUME
- -----                -------                   --------        -------      -------
1996   Second (through April 19, 1996)....   $ 15           $   12 1/2       2,149
       First..............................     13 3/4           10           1,111

1995   Fourth.............................     13 3/4            8 1/8         663
       Third..............................     17 1/2            4 3/8       4,611
       Second.............................      4 11/16          1 7/8         720
       First..............................      5 5/8            2 1/2         570

1994   Fourth.............................      5                3 3/4       2,766
       Third..............................      5                2 1/2           0
       Second.............................      3 3/4            2 1/2           0

    On April 19, 1996, the last reported sale price of the Common Stock as reported by the OTC Bulletin Board was $14 3/8 per share. As of April 9, 1996, there were 861 holders of record of the Common Stock.

                                DIVIDEND POLICY

    The Company has not paid any dividends on its Common Stock during the three years ended December 31, 1995 and does not anticipate paying any cash dividends during the foreseeable future. Furthermore, the Senior Credit Facility prohibits, and the Indenture restricts, payment of cash dividends by the Company. See "Description of Credit Facilities." The Company currently intends to retain future earnings, if any, to finance the Company's growth strategy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity, Capital Commitments and Resources."

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company at December 31, 1995 and as adjusted to give effect to the sale by the Company of the Common Stock offered hereby, at an assumed initial public offering price of $ per share, and the receipt of the net proceeds of approximately $ million therefrom by the Company, after deducting estimated offering expenses and underwriting discounts and commissions. This table should be read in conjunction with the consolidated financial statements of the Company (including the notes thereto) and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                           DECEMBER 31, 1995
                                                        -----------------------
                                                         ACTUAL     AS ADJUSTED
                                                        --------    -----------
                                                                    (UNAUDITED)
                                                            (IN THOUSANDS)
Cash and cash equivalents............................   $ 28,787      $
                                                        --------    -----------
                                                        --------    -----------
Short-term debt(1)...................................   $  5,223      $ 5,223
                                                        --------    -----------
                                                        --------    -----------
Long-term debt (excluding current maturities)........   $ 93,213      $93,213
Stockholders' equity.................................     45,911
                                                        --------    -----------
Total capitalization.................................   $139,124      $
                                                        --------    -----------
                                                        --------    -----------

- ------------
(1) Includes $4,158,000 of accrued interest payable at December 31, 1995, all of which was related to the February 15, 1996 interest payment on the Notes.

                                    DILUTION

    At December 31, 1995, the Company's net tangible book value would have been approximately $3.75 per share after giving effect to the Reverse Split and the Preferred Stock Conversion. Net tangible book value per share represents the total amount of tangible assets of the Company less the total amount of its liabilities, divided by the number of shares of Common Stock outstanding. Tangible assets are defined as the assets of the Company excluding intangible assets such as goodwill. Dilution per share represents the difference between the price per share to be paid by investors in this offering and the pro forma net tangible book value per share immediately after the offering. After giving effect to the sale of the Common Stock offered hereby (assuming the Underwriters' over-allotment option is not exercised), at an assumed initial
public offering price of $         per share, and the receipt of the estimated
net proceeds of $         therefrom by the Company and after giving effect to
the Reverse Split and the Preferred Stock Conversion, the net tangible book
value of the Company at December 31, 1995 would have been $         or
$         per share. This represents an immediate increase in the net tangible
book value of $         per share to existing stockholders and an immediate
dilution of $         per share to new investors. The following table
illustrates this per share dilution at December 31, 1995.

Assumed initial public offering price(1)....................            $
  Net tangible book value per share of Common Stock at
    December 31, 1995(2)....................................   $3.75
  Increase per share of Common Stock attributable to new
    investors...............................................   $
                                                               -----
Pro forma net tangible book value after the offering(3).....            $
                                                                        -----
Dilution per share of Common Stock to new investors.........            $
                                                                        -----
                                                                        -----

- ------------
(1) Before deducting estimated underwriting discounts and commissions and offering expenses payable by the Company.

(2) Includes 2,573,018 shares of Common Stock issuable in the Preferred Stock Conversion (assuming a June 30, 1996 conversion date). Excludes an aggregate of 565,039 shares of Common Stock reserved for issuance under certain warrants and the Stock Incentive Plans, of which warrants and options for 474,239 shares have been granted, and warrants and options for 196,159 shares are presently exercisable. See "Management--Stock Incentive Plans."

(3) After deducting estimated underwriting discounts and commissions and offering expenses payable by the Company.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

    The following selected historical financial and operating data of the Company as of December 31, 1994 and 1995 and for each of the years in the three-year period ended December 31, 1995 and of Funtime as of December 31, 1993 and 1994 and for each of the years in the three-year period ended December 31, 1994 and the six-month periods ended July 3, 1994 and July 2, 1995 are derived from the consolidated financial statements of the Company and Funtime appearing elsewhere in this Prospectus. The selected historical financial data of the Company as of December 31, 1991, 1992 and 1993 and for the years 1991 and 1992 and of Funtime as of December 31, 1992 and 1991 and for the year 1991 have been derived from audited financial statements which are not included herein. The historical financial data for the year ended December 31, 1995 for the Company includes the activity of Funtime from August 15, 1995, the date of the Funtime Acquisition. The pro forma unaudited combined statement of operations for 1995 gives effect to the Funtime Acquisition and the related financings on a consolidated basis as if they had occurred on January 1, 1995. The pro forma combined statement of operations is for informational purposes only, does not purport to represent what results of operations would have been if the Funtime Acquisition had in fact occurred on January 1, 1995, and is not intended to project the Company's results of operations for any future period. The unaudited pro forma combined statement of operations should be read in conjunction with the consolidated financial statements of the Company and Funtime included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                SELECTED HISTORICAL FINANCIAL AND OPERATING DATA
            (IN THOUSANDS, EXCEPT PER SHARE AND PER VISITOR AMOUNTS)

                                                               YEAR ENDED DECEMBER 31,
                                       ---------------------------------------------------------------------
                                                                                                    1995
                                        1991       1992(1)    1993      1994      1995(2)       PRO FORMA(3)
                                        ----       -------    ----      ----      -------       ------------
                                                                                                 (UNAUDITED)
THE COMPANY
STATEMENT OF OPERATIONS DATA:
Revenue:
Theme park admissions................  $ 6,849     $10,186   $12,874   $13,936    $ 21,863        $ 37,738
Theme park food, merchandise, and
  other..............................    3,698       7,206     8,986    10,963      19,633          42,401
                                       -------      ------   -------   -------     -------        --------
  Total..............................   10,547      17,392    21,860    24,899      41,496          80,139
Operating costs and expenses:
Operating expenses...................    4,327       9,293    10,401    12,358      19,775          35,440
Selling, general and
  administrative.....................    3,126       4,434     4,768     5,448       9,272          14,089
Cost of products sold................    1,017       1,736     2,135     2,553       4,635           9,489
Depreciation and amortization........    1,107       1,442     1,537     1,997       3,866           6,303
                                       -------      ------   -------   -------     -------        --------
  Total..............................    9,577      16,905    18,841    22,356      37,548          65,321
                                       -------      ------   -------   -------     -------        --------
Income from operations...............      970         487     3,019     2,543       3,948          14,818
Other income (expense):
Interest expense, net................     (858)     (1,413)   (1,438)   (2,299)     (5,578)        (11,099
Minority interest in earnings........     (223)       (270)       --        --          --              --
Equity in loss of partnership........     (176)       (122)     (142)      (83)        (69)            (69)
Other income (expense)...............      169           9         6         9        (108)           (108)
                                       -------      ------   -------   -------     -------        --------
  Total..............................   (1,088)     (1,796)   (1,574)   (2,373)     (5,755)        (11,276)
                                       -------      ------   -------   -------     -------        --------
Income (loss) from continuing
  operations before income taxes.....     (118)     (1,309)    1,445       170      (1,807)          3,542
Income tax expense (benefit).........       --         426        91        68        (762)          1,642
                                       -------      ------   -------   -------     -------        --------
Income (loss) from continuing
  operations.........................  $  (118)    $(1,735)  $ 1,354   $   102    $ (1,045)(4)    $  1,900
                                       -------      ------   -------   -------     -------        --------
                                       -------      ------   -------   -------     -------        --------
Income (loss) from continuing
  operations per common share(5).....  $  (.26)    $ (2.10)  $   .51   $   .04    $   (.40)(4)    $    .26
                                       -------      ------   -------   -------     -------        --------
                                       -------      ------   -------   -------     -------        --------
OTHER DATA:
EBITDA(6)............................  $ 2,246     $ 1,938   $ 4,562   $ 4,549    $  7,706(7)     $ 21,013
Net cash provided by operating
  activities(8)......................  $ 1,924     $ 1,980   $ 2,699   $ 1,060    $ 10,646(9)     $ 15,833
Capital expenditures(10).............  $ 4,508     $ 3,956   $ 7,674   $10,108    $ 10,732        $ 12,435
Total attendance.....................      828       1,116     1,322     1,408       2,302(11)       4,095
Revenue per visitor..................  $ 12.74     $ 15.58   $ 16.54   $ 17.68    $  18.03        $  19.57

                                                                    DECEMBER 31,
                                       ------------------------------------------------------------------
                                                                                                 1995
                                                                                                 ----
                                                                                                  AS
                                        1991        1992       1993     1994       1995(2)   ADJUSTED(12)
                                        ----        ----       ----     ----       ------    ------------
                                                                                             (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents............  $   853     $ 5,919   $ 3,026   $ 1,366     $28,787    $
Total assets.........................   74,555      30,615    36,708    45,539     173,318
Total long-term debt and capitalized
  lease obligations (excluding
  current maturities)................   49,615       7,619    18,649    22,216      93,213      93,213
Stockholders' equity (deficit).......  (15,558)     11,838    13,192    18,134      45,911


                                                              YEAR ENDED DECEMBER 31,
                                        -------------------------------------------------------------------
                                                                                   SIX MONTHS ENDED(13)
                                                                                ---------------------------
                                         1991      1992      1993      1994     JULY 3, 1994   JULY 2, 1995
                                        -------   -------   -------   -------   ------------   ------------
                                                                                        (UNAUDITED)

                                             (IN THOUSANDS, EXCEPT PER SHARE AND PER VISITOR AMOUNTS)
FUNTIME
- -------
STATEMENT OF OPERATIONS DATA:
Revenue:
Theme park admissions.................  $20,438   $19,352   $20,820   $20,339     $  5,851       $  6,195
Theme park food, merchandise, and
  other...............................   28,339    27,500    30,433    30,096        9,407          8,958
                                        -------   -------   -------   -------   ------------   ------------
  Total...............................   48,777    46,852    51,253    50,435       15,258         15,153
Operating costs and expenses:
Operating expenses....................   22,229    21,166    22,203    23,208       10,700         10,537
Selling, general and administrative...    8,266     8,664     8,218     8,433        3,339          3,459
Cost of products sold.................    5,888     5,740     6,555     6,635        2,053          2,083
Depreciation and amortization.........    5,681     6,182     5,632     5,956        2,978          3,316
                                        -------   -------   -------   -------   ------------   ------------
  Total...............................   42,064    41,752    42,608    44,232       19,070         19,395
                                        -------   -------   -------   -------   ------------   ------------
Income (loss) from operations.........    6,713     5,100     8,645     6,203       (3,812)        (4,242)
Other income (expense):
Interest expense, net.................   (4,150)   (3,001)   (2,783)   (4,792)      (2,397)        (2,741)
Other income (expense)................      (20)     (103)     (277)     (297)        (166)             4
                                        -------   -------   -------   -------   ------------   ------------
  Total...............................   (4,170)   (3,104)   (3,060)   (5,089)      (2,563)        (2,737)
                                        -------   -------   -------   -------   ------------   ------------
Income (loss) before income taxes.....    2,543     1,996     5,585     1,114       (6,375)        (6,979)
Income tax expense (benefit)..........    1,540     1,612     2,045       851       (2,486)        (2,722)
                                        -------   -------   -------   -------   ------------   ------------
Income (loss) before cumulative effect
  of accounting change(14)............  $ 1,003   $   384   $ 3,540   $   263     $ (3,889)      $ (4,257)
                                        -------   -------   -------   -------   ------------   ------------
                                        -------   -------   -------   -------   ------------   ------------
OTHER DATA:
EBITDA(6).............................  $12,374   $11,179   $14,000   $11,862     $ (1,000)      $   (922)
Net cash provided by (used in)
  operating activities(15)............  $ 8,043   $ 6,950   $ 9,180   $ 8,784     $ (1,791)      $ (1,196)
Capital expenditures(8)...............  $ 2,531   $ 2,971   $ 4,395   $ 4,211     $  2,927       $    955
Total attendance......................    2,593     2,406     2,575     2,468          809            742
Revenue per visitor...................  $ 18.81   $ 19.47   $ 19.90   $ 20.44     $  18.86       $  20.42

- ------------
 (1) During 1992, the Company purchased Adventure World, as well as the remaining minority interest in Frontier City. During 1992, the Company also discontinued substantially all of its non-theme park operations through a disposition transaction which significantly reduced the Company's assets and indebtedness, as well as resulted in an extraordinary gain of $18,400,000, which gain is not reflected in income (loss) from continuing operations. See "The Company." During 1992, the Company also adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" ("Statement 109"), resulting in a decrease in net income of $2,300,000, which decrease is not reflected in income (loss) from continuing operations.

 (2) The Statement of Operations Data for 1995 reflects the results of the parks acquired in the Funtime Acquisition from the date of acquisition, August 15, 1995.

 (3) The pro forma financial data give effect to the Funtime Acquisition and the related financings as if they had occurred as of January 1, 1995. The pro forma income from continuing operations per share also gives effect to the Preferred Stock Conversion as if it had occurred on that date. See "--Unaudited Pro Forma Combined Statement of Operations," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity, Capital Commitments and Resources" and Note 3 to the Company's consolidated financial statements.

                                         (Footnotes continued on following page)

(Footnotes continued from preceding page)
 (4) During 1995, the Company incurred an extraordinary loss of $140,000, net of income tax benefit, on extinguishment of debt in connection with the Funtime Acquisition. This extraordinary loss is not included in income
     (loss) from continuing operations and income (loss) from continuing operations per common share for 1995.

 (5) After giving retroactive effect to the Reverse Split.

 (6) EBITDA is defined as earnings from continuing operations before interest expense, net, income tax expense (benefit), depreciation and amortization, minority interest and equity in loss of partnership. The Company has included information concerning EBITDA because it is used by certain investors as a measure of the Company's ability to service and/or incur debt. EBITDA is not required by GAAP and should not be considered in isolation or as an alternative to net income, net cash provided by operating, investing and financing activities or other financial data prepared in accordance with GAAP or as an indicator of the Company's operating performance. This information should be read in conjunction with the Consolidated Statements of Cash Flows contained in the consolidated financial statements of the Company and Funtime included elsewhere herein.

 (7) EBITDA for the Company during 1995 without giving any effect to the Funtime Acquisition and the related financing would have been $5,527,000.

 (8) During each of the five years ended December 31, 1995, the Company's net cash used in investing activities was $6,841,000, $5,649,000, $7,698,000,
     $10,177,000 and $74,139,000, respectively. During those years, net cash provided by financing activities was $5,175,000, $8,736,000, $2,106,000,
     $7,457,000 and $90,914,000, respectively.

 (9) Net cash provided by operating activities during 1995 without giving any effect to the Funtime Acquisition and the related financing would have been $6,890,000.

(10) Capital expenditures are presented on a calendar year basis, rather than on a project year basis. When presented on a project year basis, expenditures are aggregated based on amounts incurred for the relevant year's operating season. See "Business--Capital Improvements."

(11) Represents attendance at the three parks owned by the Company prior to the Funtime Acquisition for the entire 1995 season and attendance at the Funtime parks on and after August 15, 1995.

(12) Adjusted to give effect to the sale of the Common Stock offered hereby (at
     an assumed initial public offering price of $       per share, the
     mid-point of the range specified on the cover page of this Prospectus).

(13) Reflects most recent results of Funtime prior to the date of the Funtime Acquisition. For information concerning results of Funtime from July 3, 1995 to the date of acquisition, August 15, 1995, see "--Unaudited Pro Forma Combined Statement of Operations."

(14) During 1993, Funtime adopted Statement 109, resulting in a decrease in net income of $3,200,000. This decrease is not included in income (loss) before cumulative effect of accounting change.

(15) During each of the four years ended December 31, 1994, and the six-month periods ended July 3, 1994 and July 2, 1995, Funtime's net cash used in investing activities was $2,687,000, $2,971,000, $5,095,000, $6,344,000,
     $2,895,000 and $935,000, respectively. During those periods, net cash provided by (used in) financing activities was $(5,300,000), $(4,133,000), $(4,249,000), $(2,454,000), $4,729,000 and $2,066,000, respectively.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                                                           YEAR ENDED DECEMBER 31, 1995
                                     ------------------------------------------------------------------------
                                                       HISTORICAL FUNTIME
                                                   --------------------------
                                                   SIX MONTHS     FORTY THREE
                                                      ENDED       DAYS ENDED
                                     HISTORICAL      JULY 2,      AUGUST 14,      PRO FORMA         COMPANY
                                      PREMIER        1995(1)        1995(2)      ADJUSTMENTS       PRO FORMA
                                     ----------    -----------    -----------    -----------      -----------
                                                   (UNAUDITED)    (UNAUDITED)    (UNAUDITED)      (UNAUDITED)

                                                                  (IN THOUSANDS)
Revenue:
Theme park admissions.............   $   21,863      $ 6,195        $ 9,680        $    --         $   37,738
                                                                                       395(3)
Theme park food, merchandise                                                          (360)(4)
  and other.......................       19,633        8,958         13,450            325(5)          42,401
                                     ----------    -----------    -----------    -----------       ----------
      Total.......................       41,496       15,153         23,130            360             80,139
Operating costs and expenses:
                                                                                       (30)(3)
                                                                                      (239)(4)
Operating expenses................       19,775       10,537          6,039           (642)(6)         35,440
Selling, general and
administrative....................        9,272        3,459          2,533         (1,175)(7)         14,089
Costs of products sold............        4,635        2,083          2,953           (182)(4)          9,489
Depreciation and amortization.....        3,866        3,316            829         (1,708)(8)          6,303
                                     ----------    -----------    -----------    -----------       ----------
      Total.......................       37,548       19,395         12,354         (3,976)            65,321
                                     ----------    -----------    -----------    -----------       ----------
Income (loss) from operations.....        3,948       (4,242)        10,776          4,336             14,818
Other income (expense):
Interest expense, net.............       (5,578)      (2,741)          (321)        (2,459)(9)        (11,099)
Equity in loss of partnership.....          (69)          --             --             --                (69)
Other income (expense)............         (108)           4             (4)            --               (108)
                                     ----------    -----------    -----------    -----------       ----------
      Total.......................       (5,755)      (2,737)          (325)        (2,459)           (11,276)
                                     ----------    -----------    -----------    -----------       ----------
Income (loss) before income
  taxes...........................       (1,807)      (6,979)        10,451          1,877              3,542
Income tax expense (benefit)......         (762)      (2,722)         4,076          1,050(10)          1,642
                                     ----------    -----------    -----------    -----------       ----------
Income (loss) before extraordinary
  loss............................   $   (1,045)     $(4,257)       $ 6,375        $   827         $    1,900
                                     ----------    -----------    -----------    -----------       ----------
                                     ----------    -----------    -----------    -----------       ----------
Income (loss) before extraordinary
  loss applicable to common stock.   $   (1,574)     $(4,257)       $ 6,375        $ 1,356(11)     $    1,900
                                     ----------    -----------    -----------    -----------       ----------
                                     ----------    -----------    -----------    -----------       ----------
Income (loss) per common share....   $     (.40)      (12)           (12)            N/A                 $.26
                                     ----------                                                    ----------
                                     ----------                                                    ----------
Weighted average shares...........    3,938,000       (12)           (12)            N/A            7,282,000 (13)
                                     ----------                                                    ----------
                                     ----------                                                    ----------
OTHER DATA:
EBITDA............................   $    7,706      $  (922)       $11,601        $ 2,628         $   21,013
                                     ----------    -----------    -----------    -----------       ----------
                                     ----------    -----------    -----------    -----------       ----------
Net cash provided by (used in)
  operating activities............   $   10,646      $(1,196)       $ 5,257        $ 1,126         $   15,833
                                     ----------    -----------    -----------    -----------       ----------
                                     ----------    -----------    -----------    -----------       ----------

- ------------
(1) See Funtime's consolidated financial statements included herein.

(2) Represents the results of Funtime from the end of the first six months of 1995 through August 14, 1995, the day prior to the Funtime Acquisition.

(3) Adjustment reflects the continuing effect on operations of new contractual arrangement with a nationally-recognized concert promoter relating to Darien Lake's 20,000 person amphitheatre.

(4) Adjustment reflects the elimination of operations of Funtime-Famous Recipe, Inc., a wholly-owned subsidiary of Funtime, which owned and operated two restaurants. The Company closed the restaurants.

(5) Adjustment reflects changes in concessionaire arrangements at the Funtime parks which will have a continuing impact on the Company and were effected subsequent to the Funtime Acquisition.

(6) Adjustment reflects reductions of park operating expenses of Funtime as a result of changes effected by the Company subsequent to the Funtime Acquisition in insurance and leasing contracts.

(7) Adjustment reflects elimination of duplicate personnel costs and duplicate corporate overhead based on actions taken by the Company subsequent to the Funtime Acquisition.

(8) Adjustment reflects the elimination of Funtime's historical depreciation of $4,145,000, the recognition of pro forma depreciation of $2,087,000 and the pro forma amortization of $350,000 of goodwill related to the acquisition of Funtime. Based on Premier's experience with similar rides and equipment, review of estimated useful lives used in the theme park industry and estimated remaining useful lives of the acquired rides and equipment, an estimated remaining composite useful life of 20 years was utilized in computing pro forma depreciation for the Funtime property and equipment and an estimated amortization period of 25 years was utilized for the goodwill. Previously, Funtime's property and equipment was depreciated using an estimated useful life range of 10 to 20 years. Premier utilizes useful life estimates of 20 to 25 years for the majority of its property and equipment.

(9) Adjustment reflects the increase in interest expense from the issuance of the Notes as if the Funtime Acquisition and related financings had been consummated on January 1, 1995. Approximately $2,280,000 of secured indebtedness of Premier was not refinanced with the proceeds of the Notes. Additionally, as a component of the financing transactions, obligations of $3,259,000 were recognized as a result of modifications of certain lease agreements resulting in their reclassification as capital leases. No pro forma interest income from the approximate $30,000,000 of net proceeds from the financing transactions after completion of the Funtime Acquisition has been reflected in interest expense, net. Issuance costs associated with the Notes are being amortized over the term of the Notes. The components of the adjustment are as follows:

Interest expense on the Notes--January 1, 1995 through August 14,
  1995.............................................................   $ 6,750,000

Amortization of costs associated with issuance of the Notes........       383,000

Elimination of historical interest expense.........................    (4,751,000)

Interest relating to reclassified capital leases...................        77,000
                                                                      -----------

Net adjustment.....................................................   $ 2,459,000
                                                                      -----------
                                                                      -----------

(10) Adjustment reflects the tax effects of the pro forma adjustments described above at a blended Federal and state rate of 40% after consideration of permanent differences.

(11) Adjustment reflects the pro forma adjustment to income (loss) before extraordinary loss and the elimination of $529,000 of accumulated, but unpaid, preferred stock dividends as a result of the Preferred Stock Conversion.

(12) Income (loss) per common share and weighted average share data are not presented for Funtime as such information is not meaningful.

(13) The calculation of pro forma weighted average shares outstanding for the year ended December 31, 1995 is as follows:

        Weighted average shares of Common Stock outstanding..................   3,938,000

        Common Stock issued as a result of the conversion of the Company's
         subordinated notes, presumed outstanding on January 1, 1995.........     920,000

        Preferred Stock Conversion into Common Stock, as if issued and
         converted on January 1, 1995........................................   2,424,000
                                                                                ---------

        Pro forma weighted average shares outstanding........................   7,282,000
                                                                                ---------
                                                                                ---------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    The Company's revenue is derived principally from the sale of tickets for entrance to its parks (approximately 52.7%, 56.0% and 58.9% in the years ended December 31, 1995, 1994 and 1993, respectively) and the sale of food, merchandise, games and attractions inside its parks and other income (approximately 47.3%, 44.0% and 41.1% in 1995, 1994 and 1993, respectively). The Company's principal costs of operations include salaries and wages, fringe benefits, advertising, outside services, maintenance, utilities and insurance. The Company's expenses are relatively fixed. Costs for full-time employees, maintenance, utilities, advertising and insurance do not vary significantly with attendance, thereby providing the Company with a significant degree of operating leverage as attendance increases.

    The Company believes that significant opportunities exist to acquire additional theme parks. Although the Company has had preliminary discussions with respect to several business acquisitions, no such discussions are currently on-going, and no agreement or understanding with respect to any specific acquisition has been reached. See "Use of Proceeds" and "Business--Acquisition Strategy". In addition, the Company intends to continue its on-going expansion of its rides and attractions and overall improvement of its existing parks to maintain and enhance the appeal of its parks. Management believes this strategy has contributed to increased attendance and profitability, as well as increased lengths of stay and in-park spending. See "Business--Operating Strategy."

    The following discussion includes the results of Funtime only subsequent to the date of the Funtime Acquisition, August 15, 1995. During the two years ended December 31, 1994, Funtime's revenues remained relatively constant, aggregating $51.2 million in 1994 and $50.4 million in 1993. Operating expenses as a percentage of revenues totaled 43.3% in 1993, as compared to 46.0% in 1994. The increase in operating expenses in 1994 was primarily attributable to increases in repair and maintenance expense at Geauga Lake, increases in equipment rentals at Darien Lake and increases in operating supplies at Darien Lake and Geauga Lake. Other costs and expenses remained relatively constant during the two years. Funtime's results for the first six months of 1995 and 1994 were also relatively constant.

YEARS ENDED DECEMBER 31, 1995 AND 1994

    Revenue. Revenue aggregated $41.5 million in 1995, a 66.7% increase over 1994 revenue of $24.9 million. A large portion of the increase ($13.5 million) resulted from the Funtime Acquisition on August 15, 1995. The Company's 1995 results include the results from the acquired parks from and after that date. The 1995 results of the Company without consideration of the Funtime Acquisition provided a revenue increase of 12.5% from $24.9 million in 1994 to $28.0 million in 1995. This increase is primarily attributable to the increased attendance of 14.3% from 1.4 million in 1994 to 1.6 million in 1995 at the three theme parks owned by the Company prior to the Funtime Acquisition.

    Operating Expenses. Operating expenses increased approximately $7.4 million, or 60.0%, in 1995 over 1994 levels. A large portion of the increase ($6.9 million) is a result of the Funtime Acquisition. The 1995 results of the Company without consideration of the Funtime Acquisition provided an increase of 3.2% in operating expenses from $12.4 million in 1994 to $12.8 million in 1995. As a percentage of revenue, operating expenses constituted approximately 47.7% in 1995 and approximately 49.6% in 1994. Without consideration of the Funtime Acquisition, operating expenses constituted approximately 45.7% of revenue in 1995.

    Selling, General and Administrative. Selling, general and administrative expenses increased from approximately $5.5 million in 1994 to approximately $9.3 million in 1995. These expenses (as a percentage of revenues) constituted approximately 22.3% and 21.9% during 1995 and 1994, respectively. A large portion of the increase ($2.6 million) is a result of the Funtime Acquisition. The

Company's selling, general and administrative expenses without consideration of the Funtime Acquisition increased 21.8% from $5.5 million in 1994 to $6.7 million in 1995 primarily due to a 20.3% increase in marketing and advertising expenses. Most of the increase was incurred at Adventure World as part of the advertising campaign design to promote public awareness of the new Mind Eraser suspended, looping roller coaster, and a lesser portion of this increase was incurred in connection with the promotion of the new combined season pass program at Frontier City and White Water Bay.

    Costs of Products Sold. Costs of products sold increased from $2.6 million in 1994 to $4.6 million in 1995. A large portion of the increase ($1.7 million) is a result of the Funtime Acquisition. Cost of products sold (as a percentage of in-park revenue) constituted approximately 23.6% and 23.3%, during 1995 and 1994, respectively. The Company's cost of products sold without consideration of the Funtime Acquisition increased 11.5% from $2.6 million in 1994 to $2.9 million in 1995. This increase is a direct result of increased in-park sales at the parks.

    Depreciation and Amortization. Depreciation and amortization expense aggregated approximately $3.9 million in 1995 and approximately $2.0 million in 1994. This 93.6% increase resulted primarily from the Funtime Acquisition. The Company's depreciation and amortization without consideration of the Funtime Acquisition increased 25.0% from $2.0 million in 1994 to $2.5 million in 1995, reflecting the effect of the Company's additional capital improvements.

    Income Taxes. The Company had an income tax benefit in 1995 of $852,000, compared to an income tax expense of $68,000 in 1994. The Company's income tax benefit in 1995 was allocated to loss before income taxes ($762,000) and an extraordinary loss ($90,000) on extinguishment of debt. The effective income tax rate for 1995 was 42.2% as compared to approximately 40% in 1994. The Company anticipates an effective tax rate of between 40% and 42% in the future since the parks acquired in the Funtime Acquisition are located in higher tax jurisdictions than the Company's three previous parks and due to the non-deductibility of the amortization of the goodwill that resulted from the Funtime Acquisition. See Note 7 to the Company's consolidated financial statements.

    On its December 31, 1995 federal income tax return, the Company expects to report carryovers of approximately $13.7 million of net operating losses ("NOLS"), $4.1 million of alternative minimum tax ("AMT") NOLs and $1.9 million of AMT credits for federal income tax purposes. The NOLs and AMT credits are subject to review and potential disallowance by the Internal Revenue Service upon audit of the federal income tax returns of the Company and its subsidiaries. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, the use of some of such NOLs and AMT credits is subject to one or more limitations on the amount of taxable income, or in the case of the AMT credits, regular tax, that can be offset with such NOLs and AMT credits. Some of such NOLs also are subject to a limitation as to which of the subsidiaries' income such NOLs are permitted to offset. Furthermore, as a result of the issuance of the Common Stock offered hereby, either alone or in combination with future changes in the ownership of the Common Stock, the use of all of such NOLs and AMT credits may become subject to an additional limitation under Section
382. Accordingly, no assurance can be given as to the timing or amount of the availability of such NOLs and AMT credits to the Company and its subsidiaries.

YEARS ENDED DECEMBER 31, 1994 AND 1993

    Revenue. Revenue aggregated $24.9 million in 1994, a 13.9% increase over 1993 revenue of $21.9 million, resulting from a 30.1% increase in revenue at Adventure World and a 3.8% increase in revenue at Frontier City, offset in part by a 7.0% decrease in revenue at White Water Bay.

    Attendance at Premier's three parks in 1994 increased approximately 6.5% compared to 1993 levels primarily as a result of a 19.2% increase at Adventure World based on Premier's substantial investment in new rides and attractions and increased marketing (including the engagement of Cal

Ripken, Jr. as the park's official spokesperson), which was offset in part by a 6.1% decrease in attendance at White Water Bay. The aggregate increase in attendance in 1994 was augmented by a 1.8% increase in ticket revenue per customer and a 8.4% increase in per-customer in-park spending in that year. The increased ticket revenue resulted from increased prices and a reduction in discount levels. The increased in-park spending in 1994 was primarily attributable to higher price levels, additional food and other retail outlets at the parks in that year and longer in-park stays. Of the 1994 revenues, $417,000 represents the excess of insurance proceeds received by Premier over the net book value of assets destroyed, and repair costs of assets damaged, by high winds at one of Premier parks. See Note 11 to the Company's consolidated financial statements. The Company believes that the storm and the resulting damage caused a substantial loss of attendance and revenue at the affected park. The Company estimates that the storm resulted in an attendance loss of at least 20,000 customers at the park. During 1994, revenue per visitor at the affected park was approximately $20.36.

    Operating Expenses. Operating expenses increased approximately $2.0 million, or 18.8%, in 1994 over 1993 levels. As a percentage of revenues, operating expenses constituted approximately 49.6% in 1994 and 47.6% in 1993. The increase in operating expenses during 1994 was primarily attributable to an approximate $805,000 increase (representing a 12% increase over 1993 levels) in salaries and other compensation benefits during that year, an approximate $406,000 (65%) increase in repair and maintenance expense and a $511,000 (42%) increase in operating supplies, equipment rentals and other expense. The increase in personnel cost reflected an increase primarily at Adventure World in the number of seasonal employees (11%) required to operate additional attractions as well as longer operating hours and, to a lesser extent, changes in hourly rates paid to lifeguards and other skilled employees (6%). Salary and other compensation benefits increased $613,000 at Adventure World in 1994. Repairs and maintenance increased due largely to a $288,000 increase at Adventure World arising out of the significant expansion of that park with the addition of 14 new rides and numerous other improvements during the two years preceding the 1994 season. Operating supplies, equipment rentals and other expenses increased due to additional "live" shows presented at the parks, additional equipment rentals, particularly at Adventure World, increases in utility costs due to the additional rides and attractions at the parks, and costs associated with the preparation of group sales brochures.

    Selling, General and Administrative. Selling, general and administrative expenses increased from $4.8 million in 1993 to $5.4 million in 1994. Selling, general and administrative expenses (as a percentage of revenues) constituted 21.8% in each of 1994 and 1993. The increase in these expenses in 1994 was almost exclusively the result of a 37% increase in sales and advertising expense. Of this increase $578,000 represented additional marketing and advertising expense at Adventure World, which was designed to increase public awareness of the significant capital improvements made at the parks.

    Costs of Products Sold. Costs of products sold aggregated approximately $2.6 million in 1994, as compared to the 1993 level of $2.1 million. Cost of products sold (as a percentage of in-park revenue) constituted approximately 23.3% and 23.8%, during 1994 and 1993, respectively.

    Depreciation and Amortization. Depreciation and amortization expense aggregated $2.0 million in 1994 and $1.5 million in 1993. This 33.3% increase reflected the effect of Premier's additional capital improvements.

    Income Taxes. Premier's provision for income taxes represented approximately 40% of 1994 income before income taxes compared to 6.3% of 1993 income before income taxes. State and local taxes were the principal reason that Premier's effective tax rate was higher than the 34% federal corporate rate. See Note 7 to the Company's consolidated financial statements.

LIQUIDITY, CAPITAL COMMITMENTS AND RESOURCES

    The operations of the Company are highly seasonal, with the majority of the operating season occurring between Memorial Day and Labor Day. Most of the Company's revenue is collected in the second and third quarters of each year while most expenditures for capital improvements and major maintenance are incurred when the parks are closed. See "Risk Factors--Effects of Inclement Weather; Seasonal Fluctuations of Operating Results." The Company employs a substantial number of seasonal employees who are compensated on an hourly basis. The Company is not subject to federal or state minimum wage rates in respect of its seasonal employees. However, an increase in the federal or any applicable state minimum wage rate could result over time in increased compensation expense for the Company as it relates to these employees as a result of competitive factors.

    Prior to the 1993 season, the Company began implementing a long-range capital improvement program for its parks, spending approximately $7.7 million in 1993, $10.1 million in 1994 and $10.7 million in 1995. Also, Premier acquired certain rides and attractions through leases and borrowings of $2.7 million, $570,000 and $3.3 million in 1993, 1994 and 1995, respectively.

    During 1995, the Company generated approximately $10.6 million in net cash from operating activities. Additionally, financing activities provided approximately $90.9 million in net cash during that year, consisting of the net proceeds of the $90.0 million Note offering and the $20.0 million Convertible Preferred Stock offering, both of which were consummated in connection with the Funtime Acquisition, offset in part by the Company's repayment during 1995 of approximately $17.5 million of indebtedness. During 1995, the Company used $74.1 million in net cash in connection with investing activities, $63.3 million of which was employed in connection with the Funtime Acquisition and $10.7 million represented additions to buildings, rides and attractions at the Company's parks made in connection with its capital improvement program. The Company acquired Funtime for approximately $60.0 million, excluding the post-closing adjustment of approximately $5.4 million paid in December 1995, which represented a substantial portion of the operating cash flow of the Funtime parks for the portion of the 1995 season after the date of acquisition. As a result of these activities, the Company's property and equipment (after depreciation) at December 31, 1995 increased approximately $77.4 million over the amount at December 31, 1994, and cash and cash equivalents at December 31, 1995 increased $27.4 million as compared to the December 31, 1994 level. Liabilities at December 31, 1995 aggregated $127.4 million, representing a $100.0 million increase over December 31, 1994, most of which ($90.0 million) represented the Company's indebtedness under the Notes.

    During 1994, the Company generated $1.0 million in net cash from operating activities. Additionally, financing activities provided approximately $7.5 million in net cash during that year, of which approximately $4.2 million represented the proceeds of a 1994 private placement of Common Stock and approximately $3.4 million represented net borrowings. During that year, the Company used $10.1 million in net cash in connection with investing activities, substantially all of which represented additions to buildings, rides and attractions at Premier's parks made in connection with its capital improvement program. The 1994 capital improvements were funded from cash generated from operations in 1993, and the proceeds of borrowings. As a result of these activities, the Company's property and equipment (after depreciation) at December 31, 1994 increased approximately $8.7 million over the amount at December 31, 1993, and cash and cash equivalents at 1994 year-end decreased $1.7 million as compared to the December 31, 1993 level. Liabilities at December 31, 1994 aggregated $27.4 million, representing a $3.9 million increase over December 31, 1993, substantially all of which represented increased borrowings in 1994.

    At December 31, 1995, substantially all of the Company's indebtedness was represented by the Notes, which require annual interest payments of $10.8 million. Except in the event of a change of control of the Company and certain other circumstances, no principal payment on the Notes is due and payable until August 15, 2003, the maturity date. See "Description of Credit Facilities."

    Borrowings under the Senior Credit Facility, which was entered into at the time of the Funtime Acquisition, are secured by substantially all of the Company's assets (other than real estate), including the capital stock of its subsidiaries. The Senior Credit Facility has an aggregate availability of $20.0 million, none of which had been borrowed as of April 25, 1996. Interest rates per annum thereunder are equal to Chemical Bank's Alternative Base Rate plus 0.25% or the London Interbank Offering Rate plus 3.00%. The Senior Credit Facility matures August 15, 1998. Under the Senior Credit Facility, the Company is required to repay in full the principal balance for at least 45 consecutive days during the period from July 1 to November 1 of each year. The Senior Credit Facility and the Indenture under which the Notes were issued contain restrictive covenants that, among other things, limit the ability of the Company and its subsidiaries to dispose of assets; incur additional indebtedness or liens; pay dividends; repurchase stock; make investments; engage in mergers or consolidations and engage in certain transactions with subsidiaries and affiliates. In addition, the Senior Credit Facility requires that the Company comply with certain specified financial ratios and tests, including cash interest expense coverage, a minimum net worth requirement and a maximum capital expenditure requirement. See "Description of Credit Facilities."

    The financings consummated in connection with the Funtime Acquisition generated approximately $29.9 million of excess net proceeds (excluding amounts deposited in escrow or retained by the Company to fund specified Funtime liabilities under the Funtime Acquisition agreement). The Company expects that the excess net proceeds from the Funtime-related financings, internally generated funds from the Company's operations and borrowings under its $20.0 million Senior Credit Facility will be adequate to cover its currently anticipated working capital and debt service requirements as well as to fund planned capital expenditures for the 1997 season. To the extent not used for acquisition purposes, the net proceeds of this offering will be used to fund expansion of and improvements at existing parks. See "Use of Proceeds."

NEWLY ISSUED ACCOUNTING STANDARDS

    The Financial Accounting Standards Board has issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("Statement No. 123"), which establishes a fair value based method of accounting for stock-based compensation plans. Entities are encouraged to adopt all provisions of Statement No. 123 but are required only to comply with the disclosure requirements of Statement No.
123. Statement No. 123 is effective for financial statements for fiscal years beginning after December 15, 1995. The provisions of Statement No. 123 will not have a material effect on the consolidated financial condition or operating results of the Company, as the Company does not intend to adopt the optional value based measurement concept related to stock-based compensation contained in Statement No. 123.

    The Financial Accounting Standards Board has also issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("Statement No. 121"). Statement No. 121 requires that long-lived assets and certain intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company periodically re-evaluates the carrying amounts of its long-lived assets and the related depreciation and amortization periods as discussed in the notes to the Company's consolidated financial statements, and the Company believes that the adoption of Statement No. 121 will not have a material effect on its consolidated financial statements.

                                    BUSINESS

GENERAL

    The Company is a leading theme park company that owns and operates six regional parks with an aggregate 1995 attendance of approximately 4.1 million. The parks are located in five geographically diverse markets with concentrated populations. The Company seeks to provide its customers with quality family entertainment that is affordably priced and close to home. The Company's parks drew on average approximately 87.0% of their patrons in 1995 from within a 100-mile radius, with approximately 40.0% of visitors utilizing group and other pre-sold tickets and approximately 15.6% utilizing season passes. Each of the parks is individually themed and provides a complete family-oriented entertainment experience. The parks generally offer a broad selection of state-of-the-art and traditional thrill rides, water attractions, themed areas, concerts and shows, restaurants, game venues and merchandise outlets.

    The Company's current six parks are:

    . Adventure World, a combination theme and water park located three miles off the Beltway, between Washington, D.C. (15 miles away) and Baltimore, Maryland (30 miles away);

    . Darien Lake & Camping Resort, a combination theme and water park with an adjacent camping resort and 20,000 person amphitheatre, located between Buffalo and Rochester, New York;

    . Frontier City, a western themed park in Oklahoma City, Oklahoma;

    . Geauga Lake, a combination theme and water park located near Cleveland, Ohio;

    . White Water Bay, a tropical themed water park also located in Oklahoma
      City; and

    . Wyandot Lake, a water park, which also includes "dry" rides and other attractions, located adjacent to the Columbus Zoo in Columbus, Ohio.

    Since current management assumed control in 1989, the Company has acquired five parks and improved their operations. Most recently, in August 1995, the Company acquired Darien Lake, Geauga Lake and Wyandot Lake in the Funtime Acquisition. As a result of the Company's operating strategy, during the three years ended December 31, 1995, the three parks owned by the Company prior to the Funtime Acquisition achieved internal growth in attendance, revenue and EBITDA at compounded annual rates of 12.7%, 17.0% and 41.8%, respectively. After giving pro forma effect to the Funtime Acquisition as if it had ocurred on January 1, 1995, the Company has more than tripled its attendance and revenues and increased its EBITDA by more than ten-fold since 1992.

    The Company believes that each of its parks benefits from limited direct competition. The combination of limited supply of real estate appropriate for theme park development, high initial capital investment, long development lead-time and zoning restrictions provides each of the Company's parks with a significant degree of protection from competitive new theme park openings. Based on its knowledge of the development of other theme parks in the United States, the Company's management estimates that it would cost at least $100 million and would take a minimum of two years to construct a new regional theme park comparable to the Company's three largest parks.

OPERATING STRATEGY

    Pursuing On-Going Growth Opportunities at Existing Parks

    The Company's operating strategy is to increase revenue through attendance and per capita spending gains, while maintaining strict control of operating expenses. The primary elements of this strategy include (i) adding rides and attractions and improving overall park quality; (ii) enhancing marketing, sponsorship and group sales programs; (iii) implementing ticket pricing strategies to maximize ticket revenues and park utilization; (iv) adding and enhancing restaurants and merchandise outlets; and (v) adding special events. This approach is designed to exploit the operating leverage inherent in the theme park business. Once parks achieve certain critical attendance levels, revenue growth through incremental attendance gains and increased in-park spending is not offset by a comparable increase in operating expenses, since a large portion of such expenses is relatively fixed during any given year.

    Management believes it has successfully demonstrated the effectiveness of its strategy at the parks owned prior to the Funtime Acquisition and is implementing this strategy at the parks acquired in the Funtime Acquisition. Management believes that while these parks generated strong and stable cash flows over the last five years, they lacked the sustained capital investment and creative marketing required to realize their full potential.

    ADDING RIDES AND ATTRACTIONS AND IMPROVING PARK QUALITY. Over the past several years, the Company has made significant investments in Frontier City and Adventure World which, together with enhanced marketing, sales and sponsorship programs, have resulted in significant improvements in attendance and revenue at these parks.

    Frontier City--In 1990 and 1991, an aggregate of approximately $7.0 million was invested in Frontier City to add several major rides, expand and improve the children's area, significantly increase the size of and theme the group picnic facilities and construct a 12,000 square foot air-conditioned mall and main events center. These additions, combined with an aggressive marketing strategy, resulted in Frontier City's attendance and revenue increasing approximately 54% and 83%, respectively, from 1989 to 1991.

    Adventure World--Since acquiring Adventure World in January 1992, the Company has invested over $23.6 million in the park through 1995 to add numerous rides and attractions and to improve theming. As a result of these additions and improvements, as well as an aggressive and creative marketing strategy, Adventure World's attendance and revenues increased during the three years ended December 31, 1995 at compounded annual rates of 25.9% and 36.2%, respectively. During this period, park-level operating cash flow increased from $77,600 to $3.5 million. As a result of these improvements, Adventure World was voted the "Most Improved Park" in the country in each of 1992, 1993 and 1994, according to Inside Track Magazine, a recognized industry periodical.

    The Company is spending approximately $23.8 million to add rides and attractions and make other improvements at its parks for the 1996 season, particularly at Adventure World, Darien Lake, Geauga Lake and Wyandot Lake. The Company may use a portion of the net proceeds of this offering to fund further expansion of and accelerate capital improvements at its existing parks. See "Use of Proceeds." Based on industry experience and the Company's experience at its parks prior to the Funtime Acquisition, the Company believes that these efforts, together with aggressive and creative marketing programs, will continue to increase attendance and per capita spending at the Company's parks.

    ENHANCING MARKETING, SPONSORSHIP AND GROUP SALES PROGRAMS. Premier's parks have benefitted from professional, creative marketing programs which emphasize the marketable rides and attractions, breadth of available entertainment and value provided by each park. The Company's marketing programs have a local orientation, which the Company believes is a key ingredient to successful marketing for regional theme parks. For example, Cal Ripken, Jr., the all-star shortstop for the Baltimore Orioles, serves as official spokesperson for Adventure World, making numerous appearances in radio and television commercials, and Olympic gymnast Shannon Miller, an Oklahoma City resident, has opened rides at White Water Bay. Management is implementing similar marketing programs to promote the capital improvements for the 1996 season at the acquired parks.

    The Company has also successfully attracted well known sponsorship and promotional partners, such as Pepsi, McDonald's, Coca-Cola, Taco Bell, Blockbuster, 7 Eleven, Wendy's and various supermarket chains. The Company believes that its increased number of parks and annual attendance has enabled it to expand and enhance its sponsorship and promotional programs. In addition, group sales and pre-sold tickets provide the Company with a consistent and stable base of attendance, representing over 40% of aggregate attendance in 1995. Premier increased its group sales and pre-sold ticket business at the three parks owned prior to the Funtime Acquisition by approximately 59.6% from 1992 to 1995.

    IMPLEMENTING TICKET PRICING STRATEGIES TO MAXIMIZE TICKET REVENUES AND PARK UTILIZATION. Management regularly reviews its ticket price levels and ticket category mix in order to capitalize on opportunities to implement selective price increases, both through main gate price increases and the reduction in the number and types of discounts. Management believes that opportunities exist to implement marginal ticket price increases without significant reductions in attendance levels. Such increases have successfully been implemented on a park-by-park basis in connection with the introduction of major new attractions or rides. As a result of these measures, the average ticket price per paid visitor at the three parks owned prior to the Funtime Acquisition increased by 11.0% from 1992 to 1995. The Company believes that through similar measures it will be able to increase the average ticket price per paid visitor at the acquired parks. In addition, the Company offers discounts on season, multi-visit and group tickets and also offers discounts on tickets for specific periods, in order to increase attendance at less popular times such as weekdays and evenings.

    INCREASING AND ENHANCING RESTAURANTS AND MERCHANDISE OUTLETS TO INCREASE LENGTH OF STAY AND IN-PARK SPENDING. The Company also seeks to increase in-park spending by adding well-themed restaurants, remodeling and updating existing restaurants and adding new merchandise outlets. The Company has successfully increased spending on food and beverages by introducing well-recognized local and national brands, such as Domino's, Friendly's, KFC and TCBY. Finally, the Company has taken steps to decrease the waiting time for its most popular restaurants and merchandise outlets. As a result of these measures, average in-park spending per visitor at the parks owned prior to the Funtime Acquisition increased by 12.9% from 1992 to 1995. The Company believes that through similar measures it will be able to increase average in-park spending per visitor at the acquired parks.

    ADDING SPECIAL EVENTS. The Company has also developed a variety of off-season special events designed to increase attendance and revenue prior to Memorial Day and after Labor Day. Examples include Hallowscream, a Halloween event in which parks are transformed with supernatural theming, scary rides and haunting shows, and Oktoberfest, in which traditional German food, theming, music and entertainment are presented at the parks. Over the last several years, Frontier City has on average drawn approximately 29,500 visitors to its Oktoberfest event and approximately 30,500 to Hallowscream. In 1995, over 60,000 visitors attended Hallowscream at Adventure World. Management intends to introduce these types of events at the acquired parks and believes they will have a similar impact on attendance.

    Expanding Existing Parks

    In addition to pursuing on-going growth opportunities at existing parks, the Company is considering a number of expansions at several of its six existing parks. The Company may add campgrounds or an amphitheatre at Frontier City. The Company is also considering adding a more complete complement of "dry" rides to Wyandot Lake, which is currently primarily a water park. In addition, the Company owns 400 acres adjacent to Adventure World which are zoned for entertainment, recreational and residential uses and are available for complementary uses. Additional acreage owned by the Company and suitable for development exists at two of the Company's other parks. The Company may use a portion of the proceeds of this offering to fund expansions at its parks. See "Use of Proceeds."

ACQUISITION STRATEGY

    The Company expects to achieve further growth beyond that generated from internal growth at its current parks through selective acquisitions of additional regional theme parks. Given its decentralized management approach, the Company has experience in managing assets in diverse locations, and will therefore not seek acquisitions with any specific geographic focus. In that connection, the Company may pursue acquisitions of parks located outside of the United States.

    The U.S. regional theme park industry is highly fragmented with over 150 parks owned by over 100 operators. Management believes that numerous acquisition opportunities exist that would complement its existing operations. The Company expects that a portion of the proceeds raised in this offering will be used for acquisitions. While the Company believes that it has the capability to manage parks of up to 3 million in annual attendance, its primary target for acquisitions will be regional parks with attendance between 300,000 and 1.5 million annually.

    As the only owner of multiple parks in numerous locations that has been actively making acquisitions of parks in this range over the last several years, the Company believes it has a number of competitive advantages in acquiring parks of this size. Historically, operators of destination or large regional park chains have not generally sought to acquire parks in the Company's primary target range and do not have the experience or management structure to readily operate parks of that size profitably. Additionally, as a multi-park operator with a track record of successfully acquiring, improving and repositioning parks, the Company has numerous competitive advantages over single-park operators in pursuing acquisitions. These advantages include the ability to (i) exercise group purchasing power (for both operating and capital assets); (ii) achieve administrative economies of scale; (iii) attract greater sponsorship revenue and support from sponsors with nationally-recognized brands; (iv) recruit and retain superior management; (v) optimize the use of capital assets by rotating rides among its parks to provide fresh attractions; and (vi) access capital markets.

    Furthermore, after this offering, the Company will be better able to make acquisitions where its capital stock forms all or part of the purchase price. This is particularly important where the seller has a low tax basis in its assets, which the Company believes is often the case with its acquisition targets. While the Company expects that many acquisitions will be made for cash, its ability to use Common Stock for all or part of the purchase price will provide it with an additional advantage over single-park operators in making such acquisitions. In most cases the Company will seek to acquire outright ownership of parks. However, transactions may be undertaken in other forms, including acquisition of less than full ownership, such as participations in park management, leases or joint venture arrangements.

    The Company expects to improve the operations of acquired parks by following the operating strategy it employs at its current parks. This includes the addition of marketable rides and attractions and other park improvements, enhanced and expanded marketing and sales programs and professional management, as well as the economies of scale available to the Company as a multi-park operator. The Company expects to acquire parks which have been undermanaged and have not benefitted from sustained capital expenditures, and to reposition such parks through the implementation of its operating strategies. The Company may also acquire better performing parks which require less additional investment but where cash flow can be improved through economies of scale and other enhancements.

    The Company intends to locate acquisition targets primarily through its own direct efforts. Management has extensive contacts throughout the industry and is an active participant in industry associations. Particular attention is given to cultivating relationships over time with park owners who appear likely to be or become potential sellers due to factors such as age or family or economic circumstances. In addition, the Company has developed a reputation as an active acquiror of regional parks. Through this reputation and general industry contacts, the Company believes that it becomes aware of most acquisition opportunities that develop in its area of focus.

THE THEME PARK INDUSTRY

    According to U.S. News & World Report, total North American amusement/theme park attendance in 1995 was estimated to be approximately 255 million, compared to 151 million in 1970. Revenue for 1995 was estimated to be approximately $5 billion, up from $321 million in 1970. These increases represent compound annual growth rates of 2.1% for attendance and 11.6% for revenues over the twenty-five year period. According to Amusement Business, a recognized industry publication, total attendance for the 40 largest parks in North America, which include both destination and regional parks, was 144.5 million in 1995, compared to 123.4 million in 1991, representing a compound annual growth rate of 4.0% over the period. The Company believes that this growth in the industry reflects two trends: (i) demographic growth in the 5-24 year old age group, which is expected to continue through 2010, and (ii) increasing emphasis on family-oriented leisure and recreation activities.

    The theme park industry is characterized by substantial operating leverage due to the high proportion of expenses that are relatively fixed during any given year. These expenses include salaries of full-time employees, corporate overhead, maintenance and upkeep, insurance, sales and marketing and property taxes. Alternatively, variable expenses, such as cost of products sold, comprise a relatively small portion of total expenses. As a result, once a theme park achieves a threshold level of attendance, incremental revenue is subject to a relatively smaller amount of corresponding expense. Operators therefore seek to maximize in-park spending and attendance.

    Although there is a long history of traditional amusement parks, primarily family-owned and consisting of thrill rides and midways, the opening of Disneyland in 1955 introduced the first modern theme park. Several features of modern theme parks distinguish them from the traditional amusement park whose carnival atmosphere and thrill rides offered less to families and adults. Theme parks are designed around one central or several different themes which are consistently applied to all areas, including the rides, attractions, entertainment, food, restaurants and landscape. Modern parks also typically present a variety of free entertainment not found at old-style amusement parks. Theme parks also offer the visitor numerous and diverse dining establishments in order to expand length of stay and position the parks as an all-day entertainment center. Generally, theme parks also plan nighttime entertainment (such as fireworks) and special events, and keep certain rides open into the night to further extend the hours of operation. As a result of these differences, theme parks draw attendance from a wider geographic area and attract a larger number of people from within a given market. Theme parks also attract more families and group outings, and the average length of stay and per capita outlay is greater.

    Destination parks are those designed primarily to attract visitors willing to travel long distances and incur significant expense to visit the parks' attractions as part of an extended stay. To accommodate vacationers, many destination parks also include on-site lodging. Walt Disney World and Universal Studios are well known examples of this type of park. Management believes that destination parks are typically more dependent on the national economy than are regional parks. The Company does not believe that its parks compete directly with destination parks.

    Regional theme parks, such as those operated by the Company, are designed to attract visitors for a full day or a significant number of hours. Management views regional theme parks as those that draw the majority of their patrons from within a 50-mile radius of the park and the great majority of their visitors from within a 100-mile radius of the park. Visiting a regional theme park is significantly less expensive than visiting a destination park because of lower transportation expenses, lower ticket prices and the lack of extended lodging expenses. The U.S. regional theme park industry is highly fragmented with over 150 parks owned by over 100 operators.

DESCRIPTION OF PARKS

    The following table summarizes certain operating statistics of each of the Company's parks.

                                                                                        WHITE
                          ADVENTURE        DARIEN       FRONTIER          GEAUGA        WATER    WYANDOT
                            WORLD           LAKE          CITY             LAKE          BAY       LAKE
                      -----------------  ----------  --------------  ----------------  --------  --------
Market............... Washington, D.C./   Buffalo/   Oklahoma City/  Cleveland/Akron/  Oklahoma  Columbus
                          Baltimore      Rochester/      Tulsa         Youngstown/       City
                                          Syracuse                      Pittsburgh
Population (000)(1)
 within 50 miles.....        6,500          2,200         1,200            4,000         1,200     2,000
 within 100 miles....       10,800          3,100         2,400            7,400         2,400     6,400
Percentage of 1995
 patrons
 within 50 miles.....           83%            77%           72%              67%           85%       90%
 within 100 miles....           93%            80%           88%              83%           98%       96%
1995 total attendance
  (000)..............          726          1,053           544            1,075           327       370
1995 operating
  days...............          130            107           134              127            97       132
Year opened..........         1980(2)        1964          1958             1895          1981      1981
Year acquired........         1992           1995          1982             1995          1991      1995
Park acres
  (public)...........          115(3)         144(4)         60(5)           116(6)         22        18(7)
Total rides and
  attractions........           47             65            32               60            18        31
Food outlets.........           31             62            26               44             7        11
Merchandise
  outlets............           16             22            21               25             3         3
Game venues..........           39             41            34               38             1         9
Theatre capacity.....        1,626         20,550         4,500              500         --          100

- ------------
(1) Population figures have been obtained from CACI Marketing Systems, a marketing firm specializing in demographics, which derived such information from U.S. Census data.

(2) Prior to 1980, the park operated as a drive-through wildlife preserve.

(3) Does not include approximately 400 acres adjacent to Adventure World owned by the Company and zoned for entertainment, recreational and residential uses.

(4) Does not include approximately 242 acres of campgrounds and 593 acres of agricultural, undeveloped and water areas.

(5) Does not include approximately 30 acres owned by the Company which are available for complementary uses.

(6) Does not include an approximate 55-acre spring-fed lake and 87 acres of undeveloped land owned by the Company, approximately 30 acres of which are suitable for further development.

(7) Does not include approximately 30 acres of parking which Wyandot Lake shares with the Columbus Zoo. The Company subleases the Wyandot Lake site from the Columbus Zoo, and the Company is currently discussing with the Columbus Zoo a lease of an additional five to ten acres of land for the expansion of Wyandot Lake.

ADVENTURE WORLD

    Overview. Adventure World is a combination theme and water park located in Largo, Maryland, approximately 15 miles east of Washington, D.C. and 30 miles southwest of Baltimore, Maryland. The park's primary market includes Maryland, northern Virginia, Washington, D.C. and parts of Pennsylvania and Delaware. This market provides the park with a permanent resident population base of approximately 6.5 million people within 50 miles and 10.8 million people within 100 miles. According to a copyrighted 1995-96 study published by A.C. Nielsen Media Research (the "Nielsen Report"), which measures the number of persons in television households within a given geographic area or designated market area ("DMA"), the Washington, D.C. and Baltimore markets are the number 7 and number 23 DMAs in the United States, respectively. This market also has a substantial base of businesses, associations, schools and churches for group sales and outings, as well as a large tourist market. Based upon in-park surveys, approximately 83% of the visitors to Adventure World in 1995 resided within a 50-mile radius of the park, and 93% resided within a 100-mile radius.

    The Company owns a site of 515 acres, with 115 acres currently used for park operations. The remaining 400 acres, which are fully zoned for entertainment and recreational uses, provide the Company with ample expansion opportunity, as well as the potential to develop complementary operations, such as an amphitheater or a family entertainment center. Adventure World has 33 adult and 14 children's rides, 31 food outlets, 16 merchandise outlets, 39 game venues and 4 theaters. In addition, picnic grounds are available for family and group outings. Adventure World also offers a complete water park, including a large wave pool, water slides, a large activity pool, a "lazy river" ride and a children's play area. The following is a list of certain of the major attractions at Adventure World.

    ATTRACTION                                                  DESCRIPTION
    ----------                                                  -----------
Mind Eraser..................................  Inverted suspended steel looping roller coaster
Tower of Doom................................  Giant drop ride
Python.......................................  Return loop steel roller coaster
Wild One.....................................  Wooden roller coaster
Renegade Rapids..............................  1,350-foot long rapids ride
Iron Eagle...................................  83-foot spinning ride
Shipwreck Falls..............................  Splash water ride
Wild West Stunt Show.........................  Western stunt show
Antique Cars.................................  Gasoline powered cars on guided track
Falling Star.................................  65-foot rotating platform ride
Carousel.....................................  64-piece major carousel
Balloon Ferris Wheel.........................  12-balloon rotating wheel
A Day at the Circus..........................  Themed Children's Area with 14 rides and attractions
Paradise Island Water Park...................  Water Park with 11 rides and attractions

    Adventure World's principal competitors are King's Dominion Park, located in Doswell, Virginia (near Richmond); Hershey Park, located in Hershey, Pennsylvania; and Busch Gardens, located in Williamsburg, Virginia. These parks are located approximately 120, 125 and 175 miles, respectively, from Adventure World.

    History and Recent Operating Results. Adventure World was originally developed in the 1970s as a drive-through wild life preserve. After 1980, the park was converted by the prior owners into a combination theme and water park, with an emphasis on the water park component. Prior to the Company's acquisition of Adventure World in early 1992, the theme park component lacked sufficient rides and attractions, as well as appropriate theming.

    Employing its strategy of acquiring undermanaged parks and significantly improving operations and marketable attractions, the Company implemented new marketing, sales and promotional programs and aggressively expanded the attractions at the park, adding (i) ten major new rides through the 1995 season;
(ii) an elaborately themed new children's area with 14 new rides and attractions; and (iii) a major new western themed area. The Company also upgraded and expanded the picnic/festival grounds. This capital program, entailing a capital investment of approximately $23.6 million through 1995, together with creative marketing and promotional programs, have enabled the Company to increase Adventure World's attendance and revenue during the three years ended December 31, 1995 at compounded annual rates of 25.9% and 36.2%, respectively, and to increase park-level operating cash flow from $77,600 in 1992 to $3.5 million in 1995. As a result of these achievements, the park was voted the "Most Improved Park" in the United States according to Inside Track Magazine for each of 1992, 1993 and 1994. In addition, in 1994 and 1995, the park received the Platinum Award from Ellis & Associates, leading international water safety consultants, for achieving a perfect score on safety tests administered by Ellis & Associates.

    The following table sets forth certain information with respect to the operations of Adventure World since 1991. The Company acquired Adventure World in January 1992.

                                                   1991(1)       1992      1993      1994       1995
                                                   -------       ----      ----      ----       ----
Total revenues (000)...........................    $6,201       $6,103    $9,785    $12,733    $15,419
Total attendance (000).........................       377          363       524        625        726
Revenues per visitor...........................    $16.45       $16.80    $18.67    $ 20.36    $ 21.23
In-park spending per visitor...................    $ 6.52       $ 7.01    $ 7.50    $  8.36    $  8.80
Number of operating days.......................       101          116       121        121        130
Capital expenditures(2) (000)..................    $ --         $  931    $6,159    $ 9,365    $ 7,136

- ------------

(1) Reflects results of Adventure World under prior ownership. The Company acquired the park in January 1992 and thus was unable to implement any meaningful improvements prior to the 1992 season.

(2) Capital expenditures shown above and in the following individual park tables are calculated on a project-year basis, i.e., amounts shown for each year represent expenditures incurred during and prior to the park's operating season for that year.

    Strategy. The Company's strategy is to continue its capital investment and marketing programs at Adventure World in order to further penetrate the densely populated Washington, D.C./Baltimore market and to achieve further growth in attendance and per capita spending. The Company is making capital improvements at Adventure World of approximately $4.3 million prior to the 1996 season to fund the development of additional rides, attractions and revenue generating locations, as well as general park improvements. Among the major improvements for 1996 are a 140 foot giant drop ride, a go-cart track, an air-conditioned saloon and theatre and additional food and other revenue outlets.

    Marketing programs at Adventure World for the 1996 season will continue to utilize Cal Ripken, Jr., the Baltimore Orioles all-star shortstop, as the park's official spokesperson for radio, television and other advertising. Additionally, signage for Adventure World is being added at Camden Yards, the Oriole stadium, and promotional events involving the Orioles are planned. Pepsi has also agreed to expand its sponsorship of the park, which will result in expanded advertising and sponsorship support by Pepsi, including promotion of the park on millions of Pepsi cans throughout the summer. In addition, during the 1996 season, McDonald's will become a promotional partner of the park for the first time.

    The Company intends to add sales representatives and increase direct mail programs in order to expand its group sales and pre-sold ticket business, increase its season pass sales and capitalize on the substantial tourist market in the Washington, D.C. area, with a particular emphasis on visiting student groups and families. The Company is also considering adding complementary entertainment attractions at the park, such as an amphitheater, either alone or in conjunction with joint venture partners. Management also intends to extend weekend operations before and after the current operating season, to expand special events (such as its Oktoberfest and Hallowscream events) and to increase its night business through evening discount programs. Given the size of the Washington, D.C./Baltimore market and the capital investment and marketing programs planned at Adventure World, management believes that Adventure World has the potential to reach annual attendance of at least 1.5 million within the next five to seven years.

DARIEN LAKE & CAMPING RESORT

    Overview. Darien Lake, a combination theme and water park, is the largest theme park in the State of New York and the 46th largest theme park in the United States based on 1995 attendance of 1.1 million. Darien Lake is located off Interstate 90 in Darien Center, New York, approximately 30, 120 and 40 miles, from Buffalo, Syracuse and Rochester, New York, respectively. The park's primary market includes upstate New York, western and northern Pennsylvania and southern Ontario, Canada. This market provides the park with a permanent resident population base of approximately 2.2 million people within 50 miles of the park and 3.1 million with 100 miles. According to the Nielsen Report, the

Buffalo, Syracuse and Rochester markets are the number 39, number 69 and number 73 DMAs in the United States, respectively. Based upon in-park surveys, approximately 77% of the visitors to Darien Lake in 1995 resided within a 50-mile radius of the park, and 80% resided within a 100-mile radius.

    The Darien Lake property consists of approximately 1,000 acres, including 144 acres for the theme park, 242 acres of campgrounds, and 593 acres of agricultural, undeveloped and water areas. Darien Lake has 26 "wet" rides, 19 "dry" rides, 20 children's rides, 41 game venues, 62 food outlets, 22 merchandise outlets and five arcades. Darien Lake also has a 20,000 seat amphitheatre. Following the 1995 season, the Company entered into a long-term agreement with a national concert promoter, who has agreed to fund approximately $2.5 million of capital improvements at the amphitheatre (include a new stage, improved restroom facilities and a roof over a substantial portion of the permanent seating area) and to book at least 20 concerts per season featuring nationally-recognized performers.

    Adjacent to the Darien Lake theme park is a camping resort owned and operated by the Company with 1,180 developed campsites, including 330 recreational vehicles available for daily and weekly rental. In addition, there are 500 other campsites available for tenting. Darien Lake is one of the few theme parks in the United States which offers a first class campground adjacent to the park. The campground is the fifth largest in the United States and was rated three stars on facilities and five stars on recreation by Woodalls 1995 North American Edition of The Campground Directory. In 1995, 242,000 people used the Darien Lake campgrounds. Since admission to the campgrounds requires visitors to also purchase admission tickets to the theme park, the Company believes that substantially all of the camping visitors use the theme park. The following is a list of certain of the major attractions at Darien Lake.


    ATTRACTION                                                  DESCRIPTION
    ----------                                                  -----------
The Giant Wheel..............................  Second largest North American ferris wheel
The Predator.................................  Wooden roller coaster with 100-foot hill
The Viper....................................  Steel looping roller coaster
Nightmare at Phantom Cave....................  Indoor roller coaster
Cuda Falls...................................  4-tube slide complex
Performing Arts Center.......................  20,000 seat capacity outdoor amphitheater
Hook's Lagoon................................  A five-story family interactive water attraction
Chance Train.................................  Train ride around lake
Grizzly Run..................................  White-water raft ride
Grand Prix...................................  Formula K race cars
Thunder Rapids...............................  Half-mile long flume ride
Sky Coaster..................................  180 foot hang-gliding attraction
Barracuda Bay................................  Water park with 15 rides
Campground...................................  Four-star camping facility
Popeye's Seaport.............................  Themed children's area with 10 rides and attractions
Adventureland................................  Children's area with 10 "dry" rides

    Darien Lake's principal competitor is Wonderland Park located in Toronto, Canada, approximately 125 miles from Darien Lake. In addition, Darien Lake competes to a lesser degree with three smaller amusement parks located within 50 miles of the park. Darien Lake is significantly larger with a more diverse complement of entertainment than any of these three smaller facilities. Unlike Darien Lake, none of these parks have camping facilities or large concert venues.

    History and Recent Operating Results. Darien Lake was opened in 1964. From 1991 to 1995, revenue at the park averaged approximately $21.6 million. The Company believes that under prior ownership the park suffered from a lack of capital investment in marketable rides and attractions and creative marketing. This provides a significant opportunity for improved performance under the Company's management.

    The following table sets forth certain information with respect to the operations of Darien Lake since 1991.

                                                1991       1992       1993       1994       1995
                                               -------    -------    -------    -------    -------
Total revenues (000)........................   $21,602    $20,005    $21,682    $22,202    $22,705
Total attendance (000)......................     1,103        974      1,010      1,038      1,053
Revenues per visitor........................   $ 19.58    $ 20.54    $ 21.47    $ 21.39    $ 21.55
In-park spending per visitor(1).............   $ 11.81    $ 12.66    $ 13.45    $ 13.62    $ 13.70
Number of operating days....................       120        118        109        106        107
Capital expenditures (000)..................   $   700    $ 1,050    $ 1,157    $ 3,002    $   300

- ------------

(1) Includes campground revenue.

    Strategy. The Company believes Darien Lake has significant growth potential. To achieve this potential, the Company is (i) adding marketable new rides and attractions (with particular emphasis on increasing the children's component of the park and upgrading the water park facilities); (ii) improving the quality of the park's daily live shows; (iii) upgrading the quality of the merchandise outlets and restaurants; (iv) improving the park's theming, signage and landscaping; and (v) implementing more professional and creative marketing, sales and promotional programs which emphasize the park's improved product offerings. Among the major new attractions in 1996 will be an indoor roller coaster, a five-story family interactive water attraction, and a new themed children's area with 10 rides and attractions using the Popeye characters, which have been licensed by the Company. Of its capital expenditure budget for 1996, the Company is spending approximately $8.3 million on Darien Lake, as compared to an average of $1.2 million spent by Funtime for the five prior seasons.

    The 1996 marketing program for Darien Lake includes the targeting of potential patrons in outer markets, who the Company believes represent a significant untapped market. Darien Lake has also expanded its sponsorship relationship with Pepsi, which will result in higher payments by Pepsi to the Company and increased advertising and sponsorship support by Pepsi. In that connection, Pepsi has agreed to increase the number of cans on which promotion of the park appears and to include the promotion on cans sold in additional markets.

    The Company believes there is significant potential to increase cash flow by taking further advantage of the Performing Arts Center, a 20,000 seat amphitheatre. To this end, following the 1995 season, the Company entered into a long-term arrangement with a national concert promoter pursuant to which the promoter will fund approximately $2.5 million of capital improvements at the Center prior to the 1996 season (including a new stage, improved restroom facilities and a roof over a substantial portion of the permanent seating area) and agreed to book at the Center at least 20 concerts per season featuring nationally recognized performers. The promoter will pay the Company a base annual fee plus a fee based on concert attendance and will fund all concert expenses and certain other operating expenses. To increase revenue at the Darien Lake campgrounds, the Company has, among other things, added new recreational vehicles for rental. During 1995, a number of Darien Lake's food and game outlets and certain attractions were operated by third parties with whom the former owner divided revenues. The Company has bought out certain of these arrangements in order to secure all of the revenues from such concessions. Lastly, as with the other acquired parks, the Company will add special events before, during and after the season. Given its historical levels of attendance, the size of its market and the capital investment and marketing programs planned at Darien Lake, the Company believes that Darien Lake has the potential to reach annual attendance of at least 1.5 million within the next five to seven years.

FRONTIER CITY

    Overview. Frontier City is a western theme park located along Interstate 35 in northeast Oklahoma City, Oklahoma, approximately 100 miles from Tulsa. The park's market includes nearly all of Oklahoma and certain parts of Texas and Kansas, with its primary market in Oklahoma City and Tulsa. This market provides the park with a permanent resident population base of approximately 1.2 million people within 50 miles of the park and 2.4 million people within 100 miles. According to the Nielsen Report, the Oklahoma City and Tulsa markets are the number 43 and number 59 DMAs in the United States, respectively. This market also has a substantial base of businesses, associations, schools and churches for group sales and outings. Based upon in-park surveys, approximately 72% of the visitors to Frontier City in 1995 resided within a 50-mile radius of the park, and 88% resided within a 100-mile radius.

    The Company owns a site of approximately 90 acres, with 60 acres currently used for park operations. The remaining 30 acres provide the Company with the potential to develop complementary operations, such as campgrounds or an amphitheatre. Frontier City has 22 adult and 10 children's rides, 26 food outlets, 21 merchandise outlets, 34 game venues and four theaters. In addition, the Company professionally produces eight live shows daily, such as country music shows, a 50's musical revue and a magic show, and holds a concert series each summer. In addition, Fort Frontier, a 12,000 square foot air-conditioned mall and main event center, contains numerous food and retail locations, an entertainment center and a 500-seat western opera house. In the off-season, the center serves as a banquet facility, accommodating groups of up to 1,500 people. Picnic grounds are also available for family picnics and group outings. The following is a list of certain of the major attractions at Frontier City.

    ATTRACTIONS                                                 DESCRIPTION
    -----------                                                 -----------
Silver Bullet................................  Looping steel roller coaster
Wildcat......................................  Wooden roller coaster
Nightmare....................................  Indoor steel roller coaster
Diamond Back.................................  Backwards looping steel roller coaster
Time Warp....................................  Double looping gondolas
Sky Coaster..................................  135-foot hang-gliding attraction
Thunder Road.................................  Go-cart track
Renegade Rapids..............................  River rapids ride
Red River Logging Co. .......................  Log flume
Prairie Schooner.............................  Swinging ship
Grand Centennial Wheel.......................  Giant ferris wheel
Swingin' Six Guns............................  Flying swings
O.K. Kiddie Corral...........................  Themed Children's Area with multiple rides and attractions

    Frontier City's only significant competitor is Six Flags Over Texas located in Arlington, Texas, approximately 225 miles from Frontier City.

    History and Recent Operating Results. Frontier City opened in 1958 as a replica of an 1880s western town and was acquired by the Company in 1982. The Company began redeveloping the park after the 1989 season with a two-year, $7.0 million capital program to reposition and revitalize the park. In addition to extensive western theming and landscaping and general upgrading of the physical plant, capital improvements included the addition of three major rides, the expansion and improvement of the O.K. Kiddie Corral children's area (including the addition of three children's rides), the expansion and theming of the group picnic facilities and the addition of Fort Frontier. The effect of these capital improvements, combined with an aggressive marketing program, was to increase the park's attendance and revenue by approximately 54% and 83%, respectively, from 1989 to 1991. Since 1991, the park has achieved steady growth in annual revenue to $9.1 million in 1995 and has maintained annual attendance in the range of approximately 500,000. As a result of these efforts, Frontier City has received numerous community and industry awards and was named the 1991 Tourist Attraction of the Year by the State of Oklahoma Department of Tourism and Recreation.

    The following table sets forth certain information with respect to the operations of Frontier City since 1989.

                                           1989(1)   1990     1991     1992     1993     1994     1995
                                           -------   ----     ----     ----     ----     ----     ----
Total revenues (000)...................    $4,140   $5,571   $7,579   $8,289   $8,658   $8,990   $9,070
Total attendance (000).................       331      398      508      496      503      506      544
Revenues per visitor...................    $12.53   $14.02   $14.91   $16.73   $17.20   $17.76   $16.67(2)
In-park spending per visitor...........    $ 5.01   $ 5.44   $ 5.66   $ 6.70   $ 6.92   $ 7.09   $ 6.32(2)
Number of operating days(3)............        96      117      117      136      136      137      134
Capital expenditures (000).............    $  558   $1,588   $5,459   $  904   $1,824   $2,161   $1,537

- ------------
(1) Reflects results prior to the Company's implementation of a $7.0 million capital improvement program.

(2) The reduction in revenues and in-park spending per visitor in 1995 primarily reflects the effects of the sale of an additional 20,000 season passes in 1995. Season pass sales generally decrease ticket revenue per customer since season pass holders tend to visit the parks frequently. In addition, although these patrons visit the park more often than other customers, the Company believes that they generally spend less during each visit.

(3) Includes the Hallowscream and Oktoberfest events.

    Strategy. Management believes that as a result of its capital improvement program to date, Frontier City has reached an appropriate level of attractions for its market size. As a result, with maintenance-level capital expenditures in the range of $300,000 to $400,000 per year and additions of new marketable attractions every two or three years, the Company believes that the park should be able to build upon its performance by achieving moderate attendance growth, gradually increasing ticket prices and increasing in-park spending, as well as improving operating margins as revenue increases. Prior to the 1996 season, the Company added a go-cart track at Frontier City.

    The Company conducts weekend activities in the off-season at Frontier City, including special events such as Hallowscream and Oktoberfest. Management will consider expanding these activities in the future (for example, by adding Christmas events). The Company may also consider adding a campground and a concert venue at the park.

    Because of the geographic proximity of Frontier City and White Water Bay, the Company seeks to take advantage of operational efficiencies and other tie-in benefits at these parks. For example, the Company enhanced its joint marketing program for Frontier City and White Water Bay with a revised season pass program for 1995 which offers unlimited use of both facilities for a single price. As a result of this simplified joint program, season passes sold for 1995 for Frontier City and White Water Bay exceeded 36,500, as compared to 17,800 in 1994.

GEAUGA LAKE

    Overview. Geauga Lake is a combination theme and water park, and is the 42nd largest theme park in the United States based on 1995 attendance of 1.1 million. Geauga Lake is located in Aurora, Ohio, 20 miles southeast of Cleveland and approximately 30, 60 and 120 miles, respectively, from Akron and Youngstown, Ohio and Pittsburgh, Pennsylvania. This market provides the park with a permanent resident population base of approximately 4.0 million people within 50 miles of the park and 7.4 million within 100 miles. According to the Nielsen Report, the Cleveland/Akron, Youngstown and Pittsburgh markets are the number 13, number 95 and number 19 DMAs in the United States, respectively. Based upon in-park surveys, approximately 67% of the visitors to Geauga Lake in 1995 resided within a 50-mile radius of the park, and 83% resided within a 100-mile radius.

    The 257-acre property on which Geauga Lake is situated includes a 55-acre spring-fed lake. The theme park itself presently occupies approximately 116 acres. There are approximately 87 acres of undeveloped land (of which approximately 30 acres have the potential for further development). Geauga Lake features over 60 "wet" and "dry" attractions, a tidal wave pool, 38 game venues, 44 food outlets, 25 merchandise outlets, three theatres and two arcades. Rainbow Island, the park's "dry" area for young children, featured 16 children's rides. Turtle Beach, a 1.4-acre water activity area designed exclusively for children ages two through twelve, is located adjacent to Rainbow Island. The following is a list of certain of the major attractions at Geauga Lake.

    ATTRACTION                                                  DESCRIPTION
    ----------                                                  -----------
Mind Eraser..................................  Forward and backward roller coaster with five elements
The Double Loop..............................  Steel roller coaster
The Big Dipper...............................  Wooden roller coaster
Texas Twister................................  Top spin ride
The Raging Wolf Bobs.........................  85 foot high wooden roller coaster
Stingray Slides..............................  70 foot tall water slides
Euro Racers..................................  Grand prix raceway
The Wave.....................................  Tsunami tidal wave pool
Neptune Falls................................  1,600 foot, four flumed water slide complex
The Rampage..................................  Two high-speed water slides
Grizzly Run..................................  River rapids ride
Turtle Beach.................................  Children's water park
Rainbow Island...............................  Children's ride area

    Geauga Lake's principal competitors are Cedar Point located in Sandusky, Ohio and Kennywood, located in Pittsburgh, Pennsylvania. These parks are located approximately 90 miles and 120 miles, respectively, from Geauga Lake. There are also three small water parks within a 50-mile radius of Geauga Lake, and Sea World, a marine park, is on the other side of Geauga Lake. While Sea World does, to some extent, compete with Geauga Lake for patrons, it is a complementary attraction, and many patrons visit both facilities.

    History and Recent Operating Results. Geauga Lake has been in continuous operation for over 100 years. The park was one of the first theme parks in the United States to introduce a complete water entertainment complex within a traditional theme park at no additional charge to visitors. From 1991 to 1995 revenue at the park averaged approximately $23.1 million. The Company believes that this park, like the other parks acquired in the Funtime Acquisition, suffered under prior ownership from a lack of capital investment in marketable rides and attractions and creative marketing. This provides a significant opportunity for improved performance under the Company's management.

    The following table sets forth certain information with respect to the operations of Geauga Lake since 1991.

                                                1991       1992       1993       1994       1995
                                               -------    -------    -------    -------    -------
Total revenues (000)........................   $22,341    $22,298    $24,097    $23,106    $23,781
Total attendance (000)......................     1,140      1,107      1,177      1,068      1,075
Revenues per visitor........................   $ 19.60    $ 20.14    $ 20.47    $ 21.63    $ 22.12
In-park spending per visitor................   $ 10.68    $ 11.08    $ 11.26    $ 11.88    $ 11.86
Number of operating days....................       115        115        111        116        127
Capital expenditures (000)..................   $ 1,650    $ 1,050    $ 3,050    $   913    $ 1,805

    Strategy. The Company believes Geauga Lake has significant growth potential. To achieve this potential, the Company is (i) adding marketable new rides and attractions; (ii) improving the quality of the park's daily live shows; (iii) upgrading the quality of the merchandise outlets and restaurants; (iv) improving the park's theming, signage and landscaping; and (v) implementing more professional and creative marketing programs, with an emphasis on the park's improved product offerings. Among the major new improvements for 1996 are a forward/backward roller coaster, a river rapids ride and a complete renovation of the park's front gate and entry plaza. Of its capital expenditure budget for 1996, the Company is spending approximately $8.6 million on Geauga Lake as compared to an average of $1.7 million spent by Funtime for the five prior seasons.

    In conjunction with these improvements, the Company is increasing its marketing and sales activities for the 1996 season to corporate sponsors as well as to the public. In that connection, the park has replaced its beverage sponsor with Coca-Cola. This arrangement will result in higher beverage sponsorship payments to the park, and Coca-Cola has agreed to an expanded level of advertising and sponsorship support, including promotion of the park on Coke cans in multiple markets, including Cleveland and Pittsburgh, for the entire season.

    The Company will also take greater advantage of its location next to Sea World of Ohio. As a unique destination marine park, Sea World, which is located directly across Geauga Lake, is able to attract visitors from a much wider geographical area than Geauga Lake. Historically, the two parks have not participated in any co-marketing programs. During 1996, the Company and Sea World will conduct joint marketing programs in outer market areas, including Detroit, involving joint television advertising of combination passes. In addition, combination tickets will be sold at each park. To increase attendance and revenue prior to Memorial Day and after Labor Day, the Company is planning to expand off-season special events such as Oktoberfest and Hallowscream. The Company intends to develop Geauga Lake's 30 acres of unutilized land for complementary uses. Lastly, as with the other acquired parks, the Company has bought out third-party game concessionaires who had shared game revenue with the prior owners of the park. Given its historical levels of attendance, the size of its market and the capital investment and marketing programs planned at Geauga Lake, the Company believes that Geauga Lakes has the potential to reach annual attendance of at least 1.5 million within the next five to seven years.

WHITE WATER BAY

    Overview. White Water Bay is a tropical themed water park located along Interstate 40 in southwest Oklahoma City, Oklahoma. The park is the 15th largest water park in the United States based on 1995 attendance of approximately 327,000. The park's primary market includes the greater Oklahoma City metropolitan area. According to the Nielsen Report, Oklahoma City is the number 43 DMA in the United States. This market provides the park with a permanent resident population base of approximately 1.2 million people within 50 miles of the park and 2.4 million people within 100 miles. White Water Bay also attracts group sales from groups such as churches and other civic organizations. Based upon in-park surveys, approximately 85% of the visitors to White Water Bay in 1995 resided within a 50-mile radius of the park, and 98% resided within a 100-mile radius.

    The Company owns a site of 22 acres, all of which are currently used for park operations. White Water Bay features a 500,000 gallon wave pool, an eight story multiple slide ride, a 450,000 gallon activity pool, nine slides, a "lazy river" ride, a children's activity pool and four volleyball courts. White Water Bay also has a full service restaurant and two snack stands. Raft and locker rentals are also available. In addition, the park has picnic grounds for family and group outings. The following is a list of certain of the major attractions at White Water Bay.

    ATTRACTION                                                  DESCRIPTION
    ----------                                                  -----------
White Water Bay..............................  Wave pool
Castaway Creek...............................  Lazy river
Acapulco Cliff Dive..........................  Speed slide
Bermuda Triangle.............................  Multiple slide complex
Shipwreck Island.............................  Activity pool
Kid's Cove...................................  Kiddie pool
Tad Pool.....................................  Kiddie pool
Black Beard's Revenge........................  Water slide
The Rapids...................................  Splash pool ride
Big Kahuna...................................  White water rafting ride
Swashbuckler Flumes..........................  Slide complex

    There are no other water parks located in Oklahoma City and, therefore, the Company's primary competition is from other outdoor water activities, such as local swimming pools.

    History and Recent Operating Results. White Water Bay was originally opened in 1981 and was acquired by the Company in 1991. While the park was fairly well-developed and maintained under its prior ownership, the Company has expanded the park with the addition of a major white water raft ride, two speed slides, a full service restaurant and a picnic pavilion. Since the Company's acquisition of the park in 1991, the park has achieved average annual attendance of approximately 295,000 and average annual revenues of approximately $3.3 million.

    The following table sets forth certain information with respect to the operations of White Water Bay since 1991.

                                                      1991       1992(1)    1993      1994      1995
                                                      ----       -------   ------    ------    ------
Total revenues (000)..............................   $3,335      $3,001    $3,417    $3,176    $3,475
Total attendance (000)............................      320         257       295       277       327
Revenues per visitor..............................   $10.43      $11.68    $11.60    $11.47    $10.64(2)
In-park spending per visitor......................   $ 3.02      $ 3.33    $ 3.35    $ 3.15    $ 3.14
Number of operating days..........................      103         110       102       102        97
Capital expenditures (000)........................   $  423      $  202    $  202    $  596(3) $   56

- ------------

(1) Although each of the Company's parks was adversely affected by inclement weather in 1992, White Water Bay, as a water park, was particularly affected by such weather. See "Risk Factors--Effects of Inclement Weather; Seasonal Fluctuations of Operating Results."

(2) The reduction in revenues per visitor in 1995 primarily reflects the effects of the sale of an additional 20,000 season passes in 1995. Season pass sales generally decrease ticket revenue per customer since season pass holders tend to visit the parks frequently.

(3) Of such amount, $150,000 was funded by Pepsi in connection with a sponsorship arrangement.

    Strategy. Stand-alone water parks are by their nature less capital intensive than theme parks. As a result of the capital expenditures made in recent years, management expects that White Water Bay will require minimal ongoing capital expenditures of approximately $75,000 per year and additions of new attractions every three or four years. In addition, the Company plans to continue to develop special events at the park, such as youth dances. Through this strategy, the Company believes that the park should generate a consistent annual attendance in the range of 280,000 to 320,000. In addition, White Water Bay expects to continue to benefit from the joint marketing initiatives with Frontier City described above.

WYANDOT LAKE

    Overview. Wyandot Lake, which has 13 water rides, is the 12th largest water park in the United States based on 1995 attendance of approximately 370,000. The park also has 18 "dry" rides. Wyandot Lake is located just outside of Columbus, Ohio, adjacent to the Columbus Zoo on property sub-leased from the Columbus Zoo. The park's primary market includes the Columbus metropolitan area and other central Ohio towns. This market provides the park with a permanent resident population base of approximately 2.0 million people within 50 miles of the park and approximately 6.4 million people within 100 miles. The Columbus market, according to the Nielsen Report, is the number 34 DMA in the United States. Based on in-park surveys, approximately 90% of the visitors to Wyandot Lake in 1995 resided within a 50-mile radius of the park, and 96% resided within a 100-mile radius.

    The Company leases from the Columbus Zoo the land, the buildings and several rides which existed on the property at the time the lease was entered into in 1983. The current lease expires in 1998 and the Company has two five-year renewal options. The land leased by Wyandot Lake consists of approximately 18 acres. The park shares parking facilities with the Columbus Zoo. Wyandot Lake features a variety of "wet" and "dry" attractions, including a "wet" and "dry" area for young children. The following is a list of certain of the major attractions at Wyandot Lake.

    ATTRACTION                                          DESCRIPTION
    ----------                                          -----------
Christopher's Island Discovery            Five-story family interactive water
Treehouse...............................  attraction
Zuma Falls..............................  Twin passenger tube slide
Parrot Beach............................  Children's water attraction
Jet Stream..............................  Twin passenger tube slide
Canoochee Creek.........................  Adult water attraction
Buccaneer Bay...........................  Children's water attraction
Phantom Tunnel Hydro Tube...............  A 300-foot enclosed water slide
Wild Rage...............................  70-foot water slide
Star Fish Ferris Wheel..................  A 52-foot high ferris wheel
Wild Tide Wave Pool.....................  30,000 sq. foot tidal wave pool
Sea Dragon Roller Coaster...............  Small wooden roller coaster
Wild Rage...............................  A three-flumed water slide
Uncle Al's Treehouse....................  Children's playground

    Wyandot Lake's direct competitors are King's Island and The Beach, each located in Cincinnati, Ohio, and Cedar Point, located in Sandusky, Ohio. These three parks are each located approximately 100 miles from Wyandot Lake. Although the Columbus Zoo is located adjacent to the park, it is a complementary attraction, with many patrons visiting both facilities.

    History and Recent Operating Results. Wyandot Lake has been in operation since 1981. From 1991 to 1995, revenue at the park averaged approximately $4.5 million. The Company believes that under prior ownership the park suffered from a lack of capital investment in marketable rides and attractions and creative marketing. This provides a significant opportunity for improved performance under the Company's management.

    The following table sets forth certain information with respect to operations of Wyandot Lake since 1991.

                                                            1991     1992     1993     1994     1995
                                                           ------   ------   ------   ------   ------
Total revenues (000).....................................  $4,000   $3,830   $4,755   $4,597   $5,059
Total attendance (000)...................................     350      324      388      361      370
Revenues per visitor.....................................  $11.43   $11.82   $12.26   $12.73   $13.67
In-park spending per visitor.............................  $ 5.02   $ 5.20   $ 5.17   $ 5.27   $ 5.59
Number of operating days.................................     101      116      111      111      132
Capital expenditures (000)...............................  $  450   $  610   $  276   $  556   $  155

    Strategy. The Company believes that Wyandot Lake has significant growth potential. Of its capital expenditure budget for 1996, the Company is spending approximately $2.1 million on Wyandot Lake (as compared to an average of $409,000 spent by Funtime for the five prior seasons), primarily to expand the water park area and add Christopher's Island Discovery Treehouse, a five-story family interactive water attraction. This attraction, which is the largest single capital expenditure at the park in over twelve years, expands the water area of the park by 30% by adding a new section to the park. The Company is implementing aggressive marketing and sales activities for the 1996 season to corporate sponsors as well as to the public to highlight these park upgrades. In that connection, Coca-Cola has agreed to become a sponsor of the park for 1996, which will result in higher beverage sponsorship revenue and expanded promotional and marketing supporting for the park. The Company also expects Wyandot Lake to benefit from the $75 million planned expansion of the Columbus Zoo located adjacent to the park. The Company is currently discussing with the Zoo the addition of five to ten acres to Wyandot Lake which, if obtained, will facilitate a significant expansion of the existing park. In an effort to attract visitors going to the Columbus Zoo, Wyandot Lake participates in joint local advertising programs with the Columbus Zoo and is implementing other marketing programs to capitalize on the park's close proximity of the Zoo. As with the other acquired parks, the Company will seek to add special events.

MARKETING AND PROMOTION

    The Company attracts visitors through multi-media marketing and promotional programs for each of its parks. These programs are tailored to address the different characteristics of their respective markets and to maximize the impact of specific park attractions and product introductions. All marketing and promotional programs are updated or completely revamped each year to address new developments. During the three years ended December 31, 1995, the Company incurred advertising expense of approximately $2.8 million, $3.7 million and $5.7 million (including approximately $1.5 million expended with respect to the acquired parks after the Funtime Acquisition), respectively. During 1993 and 1994, Funtime incurred approximately $5.1 million and $5.2 million, respectively, in such expense.

    The Company believes that the local orientation of its marketing programs is a key ingredient to successfully promoting its parks. For example, Cal Ripken, Jr., the all-star shortstop for the Baltimore Orioles, serves as official spokesperson for Adventure World, making numerous appearances in radio and television commercials, and Olympic gymnast Shannon Miller, an Oklahoma City resident, has opened rides at White Water Bay. The Company also develops partnership relationships with well-known national and regional sponsors to supplement its advertising efforts and to provide attendance incentives in the form of discounts and/or premiums. Such arrangements have been made with Pepsi, McDonald's, Coca-Cola, Taco Bell, Blockbuster, 7-Eleven, Wendy's and various supermarket chains.

    The Company has also arranged for popular local radio and television programs to be filmed or broadcast live from its parks. The Company's Friday evening teen dances at Frontier City are broadcast as thirty-minute shows with an MTV-style format by a Fox Television affiliate on Saturday evenings.

These strategies have been well received in local markets, and have been an integral element of Premier's growth.

    Group sales and pre-sold tickets provide the Company with a consistent and stable base of attendance, representing over 40.0% of aggregate attendance in 1995. Each park has a group sales and pre-sold ticket manager and a well-trained sales staff dedicated to selling multiple group sales and pre-sold ticket programs through a variety of methods, including direct mail, telemarketing and personal sales calls. Premier has increased its group sales and pre-sold ticket business at the three parks owned prior to the Funtime Acquisition by approximately 59.6% from 1992 to 1995.

    The Company has also developed effective programs for marketing season pass tickets. Since its acquisition of Adventure World in 1992, the Company has increased season passes sold at the park from approximately 2,000 in 1991 to over 10,700 in 1995. In 1995, the Company revised its joint marketing program for Frontier City and White Water Bay, and season passes sold at these parks increased from approximately 17,800 in 1994 to over 36,500 in 1995. During 1995, 15.6% of visitors to the Company's parks utilized season passes. Season pass sales establish a solid attendance base in advance of the season, thus reducing exposure to inclement weather. Additionally, season pass holders often bring paying guests and generate "word-of-mouth" advertising for the parks. Management believes that incremental attendance from season pass sales has a positive effect on operating results. The increased in-park spending which results from season passes is not offset by incremental operating expenses, since such expenses are relatively fixed during the operating season.

    A significant portion of the Company's attendance is attributable to the sale of discount admission tickets. The Company offers discounts on season and multi-visit tickets, tickets for specific dates and tickets to affiliated groups such as businesses, schools and religious, fraternal and similar organizations. Management believes that incremental attendance from discount sales activities has a positive effect on operating results. The increased in-park spending which results from such attendance is not offset by incremental operating expenses, since such expenses are relatively fixed during the operating season. In 1995, approximately 85.8% of park patrons were admitted at a discount rate and approximately 45.7% of the Company's revenue was attributable to in-park spending.

    The Company also implements promotional programs as a means of targeting specific market segments not reached through its group or retail sales efforts. The promotional programs utilize coupons, sweepstakes, reward incentives and rebates to attract additional visitors. These programs are implemented through direct mail, telemarketing, direct response media and sponsorship marketing. The special promotional offers are usually for a very limited period of time and offer a reduced admission price or provide some additional incentive to purchase a ticket.

PARK OPERATIONS

    The Company is headquartered in Oklahoma City, Oklahoma and New York, New York and operates in five geographically diverse markets: Washington, D.C./Baltimore, Maryland; Buffalo/ Rochester, New York; Cleveland, Ohio; Columbus, Ohio; and Oklahoma City, Oklahoma. Each park is managed by a general manager who reports to the Company's Chief Operating Officer and is responsible for all operations and management of the individual parks. Advertising, ticket sales, community relations and hiring and training of personnel are the responsibility of individual park management in coordination with corporate support teams. The Company has systems and controls in place for the daily tracking and monitoring of revenues and expenses associated with ticket sales and in-park spending.

    Each of the Company's parks is managed by a full-time, on-site management team under the direction of the general manager. Each such management team includes senior personnel responsible for operations and maintenance, marketing and promotion, human resources and merchandising. Park management compensation structures are designed to provide incentives (including stock options and cash bonuses) for individual park managers to execute the Company's strategy and to maximize revenues and profits at each park.

    Each of the Company's parks is operated, to the extent practicable, as a separate operating division of the Company in order to maximize local marketing opportunities and to provide flexibility in meeting local needs. For example, local park management recommends local advertising focus, annual operating schedules and application of available capital.

    The Company maintains a trained security force to administer the parks' crowd control policies and guest screening procedures and to enforce the parks' rules relating to behavior of guests in the parks. The specific policies and practices of the security forces are dictated on a park-by-park basis by crowd composition and operating experience.

    The Company's parks are generally open daily from Memorial Day through Labor Day. In addition, five of the parks are open during weekends both prior to and following their daily seasons, primarily as a site for special events, such as concerts, live entertainment and theme events (such as Hallowscream and Oktoberfest). Typically, the parks charge a basic daily admission price, which allows unlimited use of all rides and attractions, although in certain cases special rides and attractions require the payment of an additional fee.

COMPETITION

    The Company's theme parks compete directly with other theme parks and amusement parks and indirectly with all other types of recreational facilities and forms of entertainment within their market areas, including movies, sports attractions and vacation travel. Accordingly, the Company's business is and will continue to be subject to factors affecting the recreation and leisure time industries generally, such as general economic conditions and changes in discretionary consumer spending habits. Within each park's regional market area, the principal factors affecting competition include location, price, the uniqueness and perceived quality of the rides and attractions in a particular park, the atmosphere and cleanliness of a park and the quality of its food and entertainment. The Company believes its parks feature a sufficient variety of rides and attractions, restaurants and merchandise outlets to enable it to compete effectively. Certain of the Company's direct competitors have substantially greater financial resources than the Company.

CAPITAL IMPROVEMENTS

    The Company makes capital investments each year in the development and implementation of new rides and attractions. The Company believes that the introduction of new rides is an important factor in promoting each of the parks and in encouraging longer visits, which lead to increased attendance and sales of food and merchandise. Capital expenditures are planned on a seasonal basis with most expenditures made during the off-season.

    The Company divides its capital expenditures into three categories. Capital expenditures for marketable attractions are primarily for new rides and attractions. Retail projects capital expenditures are associated with increasing or maintaining in-park spending. Asset upgrades are capital expenditures made to significantly improve, as opposed to maintain, an existing asset. Expenditures for materials and services associated with maintaining assets, including rides and retail outlets are expensed as incurred and therefore are not included in capital expenditures.

    The following table sets forth the capital expenditures by the Company and Funtime by classification for project years 1992 through 1996.

                                                       CAPITAL EXPENDITURES BY PROJECT YEAR(1)
                                                -----------------------------------------------------
                                                 1992      1993       1994       1995        1996
                                                ------    -------    -------    ------    -----------
                                                            (IN THOUSANDS)                (ESTIMATED)
  Capital Expenditure Category
Marketable attractions
  Premier....................................   $  635    $ 5,072    $ 7,750    $7,408      $ 2,500
  Funtime....................................      710      2,633      3,575      --         14,600
                                                ------    -------    -------    ------    -----------
      Total marketable attractions...........    1,345      7,705     11,325     7,408       17,100
                                                ------    -------    -------    ------    -----------
Retail projects
  Premier....................................      576        920      2,931       403        2,152
  Funtime....................................      575        558        406       205        1,550
                                                ------    -------    -------    ------    -----------
      Total retail projects..................    1,151      1,478      3,337       608        3,702
                                                ------    -------    -------    ------    -----------
Asset upgrades and other
  Premier....................................      825      2,194      1,440       917          445
  Funtime....................................    1,426      1,297        490     1,014        2,503
                                                ------    -------    -------    ------    -----------
      Total asset upgrades and other.........    2,251      3,491      1,930     1,931        2,948
                                                ------    -------    -------    ------    -----------
Total........................................   $4,747    $12,674    $16,592    $9,947      $23,750
                                                ------    -------    -------    ------    -----------
                                                ------    -------    -------    ------    -----------

- ------------

(1) Capital expenditures for a project year represent expenditures incurred during and prior to a park's operating season for that year. For example, included in the figures for 1995 marketable attractions are all amounts expended to install rides that were new during the 1995 season. This spending may have occurred in calendar 1994 or 1995, but was all invested in facilities which were new during the 1995 operating season. The figures are presented in this manner to assist with understanding the nature of the Company's capital programs. This treatment differs from that reflected in Premier's and Funtime's consolidated financial statements, in which expenditures are capitalized as incurred during each fiscal year.

    The Company is spending approximately $23.8 million for park improvements for the 1996 season, including the expansion of rides and attractions. The Company's expenditures per park are as follows:

                                                                            ESTIMATED
      PARK                                                                    AMOUNT
      ----                                                                  ---------
                                                                          (IN THOUSANDS)
Adventure World........................................................      $  4,250
Darien Lake............................................................         8,275
Frontier City..........................................................           500
Geauga Lake............................................................         8,600
White Water Bay........................................................            25
Wyandot Lake...........................................................         2,100
                                                                          --------------
    Total..............................................................      $ 23,750
                                                                          --------------
                                                                          --------------

MAINTENANCE AND INSPECTION

    The Company's rides are inspected daily by maintenance personnel during the operating seasons. These inspections include safety checks as well as regular maintenance and are made through both visual inspection of the ride and test operation. Senior management of the Company and the individual parks evaluate the risk aspects of each park's operation. Potential risks to employees and staff as well as to the public are evaluated. Contingency plans for potential emergency situations have been developed for each facility. During the off-season, maintenance personnel examine the rides and repair, refurbish and rebuild them where necessary. This process includes x-raying and magnafluxing (a further examination for minute cracks and defects) steel portions of certain rides at high-stress points. The Company has approximately 130 full-time employees who devote substantially all of their time to maintaining the theme parks and their rides and attractions.

    In addition to the Company's maintenance and inspection procedures, the Company's liability insurance carrier performs an annual inspection of each park and all attractions and related maintenance procedures. The result of insurance inspections are written evaluation and inspection reports, as well as written suggestions on various aspects of park operations. State inspectors also conduct annual ride inspections before the beginning of each season. Other portions of each park are also subject to inspections by local fire marshals and health and building department officials.

SEASONALITY

    The operations of the Company are highly seasonal, with at least 80-85% of park attendance occurring in the second and third calendar quarters and the most active period falling between Memorial Day and Labor Day. The great majority of the Company's revenues are collected in the second and third quarters of each year while most expenditures for capital improvements and significant maintenance are incurred when the parks are closed in the first and fourth quarters of each year. See "Risk Factors--Effects of Inclement Weather; Seasonal Fluctuations of Operating Results" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

GOVERNMENT REGULATION

    Operations at the parks are subject to certain local, state and federal governmental regulations including, without limitation, labor, health, safety and minimum wage regulations applicable to theme park operations, and local and state regulations applicable to restaurant operations at the park. The Company believes that it is in substantial compliance with applicable regulatory standards and, although no assurance can be given, it does not foresee the need for any significant expenditures in this area in the near future.

ENVIRONMENTAL REGULATION

    The Company's operations are subject to increasingly stringent federal, state and local environmental laws and regulations governing water discharges, air emissions, soil contamination, the maintenance of underground storage tanks and the disposal of waste and hazardous materials. The Company believes that it is in substantial compliance with all such laws and regulations. At Geauga Lake, the Company is conducting groundwater monitoring around a former on-site landfill under the supervision of the Ohio Environmental Protection Agency. The Company is awaiting administrative action on its request for curtailment of the scope and duration of this monitoring, based on the sampling results to date. The Company does not currently anticipate that it will be required to expend any material amounts in connection with the monitoring program or any other post-closure activities.

EMPLOYEES

    The Company employs approximately 200 full-time employees and approximately 4,600 seasonal employees during the operating season. In this regard, the Company competes with other local employers for qualified student and other candidates on a season-by-season basis. As part of the seasonal employment program, the Company employs a significant number of teenagers, which subjects the Company to child labor laws. The Company is not subject to federal or state minimum wage rates in respect of its seasonal employees. However, an increase in the federal or any applicable state minimum wage rate could result over time in increased compensation expense for the Company as it relates to these employees as a result of competitive factors.

    None of the employees of the Company are represented by a union or other collective bargaining unit. The Company has not experienced any strikes or work stoppages by its employees, and the Company considers its employee relations to be good.

INSURANCE

    The Company maintains insurance of the type and in amounts that it believes are commercially reasonable and available to businesses in its industry. The Company maintains multi-layered general liability policies that provide for excess liability coverage of up to $15.0 million per occurrence. By virtue of self-insured retention limits ($25,000 per occurrence), the Company is required to pay the first $25,000 of loss per occurrence. The Company also maintains fire and extended coverage, workers' compensation, and other forms of insurance typical to businesses in its industry. The fire and extended coverage policies insure the Company's real and personal properties (other than land) against physical damage resulting from a variety of hazards.

LEGAL PROCEEDINGS

    The nature of the industry in which the Company operates tends to expose it to claims by visitors for injuries. Historically, the great majority of these claims have been minor. While the Company believes that it is adequately insured against the claims currently pending against it and any potential liability, if the number of such events resulting in liability significantly increased, or if the Company becomes subject to damages that cannot by law be insured against, such as punitive damages, there may be a material adverse effect on its operations.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

    The following table sets forth certain information with respect to the directors, executive officers and key employees of the Company or its subsidiaries.

                                            AGE AT
    NAME                                 MARCH 1, 1996           POSITION WITH COMPANY
    ----                                 -------------           ---------------------
Kieran E. Burke.......................         38        Chairman and Chief Executive Officer;
                                                           Director
Gary Story............................         40        President and Chief Operating Officer;
                                                           Director
James F. Dannhauser...................         43        Chief Financial Officer; Director
James C. Bouy.........................         54        Vice President, General Manager,
                                                           Geauga Lake
Hue W. Eichelberger...................         37        Vice President, General Manager,
                                                           Adventure World
Jeffrey A. Lococo.....................         39        Vice President, General Manager,
                                                           Wyandot Lake
Richard A. McCurley...................         36        Vice President, General Manager,
                                                           Frontier City/White Water Bay
Bradley Y. Paul.......................         49        Vice President, General Manager,
                                                           Darien Lake
Traci E. Blanks.......................         35        Vice President of Marketing
David Thomas..........................         38        Vice President of Entertainment
Richard R. Webb.......................         39        Vice President of Accounting
Richard A. Kipf.......................         61        Vice President of Administration;
                                                           Corporate Secretary
Paul A. Biddelman.....................         50        Director
Michael E. Gellert....................         64        Director
Jack Tyrrell..........................         49        Director

    Kieran E. Burke has served as Chief Executive Officer and a Director of the Company since October 1989 and Chairman of the Board since June 1994. From 1989 through June 1994, he was President of Premier. Mr. Burke also serves as a director of Blue Ridge Real Estate Company and Big Boulder Corporation. Mr. Burke was an investment banker prior to becoming President of Premier. Mr. Burke is a member of the board of directors of the International Association of Amusement Parks & Attractions ("IAAPA").

    Gary Story has served as President and a Director of the Company since June 1994 and as Chief Operating Officer since January 1992. From January 1992 through June 1994, he also served as Premier's Executive Vice President. Prior to that time, he had been General Manager of Frontier City for more than five years. From 1983 through 1984, Mr. Story served as General Manager of Luna Park, an amusement park in Sydney, Australia, during its redevelopment as a theme park and from 1981 through 1983 he served as General Manager of Diversiones del Reino, an amusement park in Mexico City. From 1972 through 1981, Mr. Story served in various capacities with Six Flags Corporation. Mr. Story is a former member of the board of directors of IAAPA.

    James F. Dannhauser became Chief Financial Officer of the Company in October 1995 and has served as a Director of Premier since December 1992. He is also managing director of Lepercq, de Neuflize & Co. Incorporated, an investment banking firm ("Lepercq"). Mr. Dannhauser spends the substantial portion of his business time serving as the Company's Chief Financial Officer.

    James C. Bouy has served as Vice President and General Manager of Geauga Lake since 1994. Prior thereto, from 1992 through 1994, he served as Vice President and General Manager of Kennywood Park in Pittsburgh, Pennsylvania. From 1985 through 1991, Mr. Bouy was employed by Funtime as Vice President and General Manager of Darien Lake. Prior thereto, from 1975 through 1981, he was employed by the Marriott Corporation, where his responsibilities included serving as Chief Operating Officer for the Great American Theme Park in Gurnee, Illinois and the Great American Theme Park in Santa Clara, California.

    Hue W. Eichelberger has served as Vice President and General Manager of Adventure World since 1992. From 1991 through 1992, he served as Park Manager of White Water Bay. From 1988 through 1991, he was Associate Director of Corporate Development at Silver Dollar City, Inc. Prior thereto, Mr. Eichelberger served as General Manager of White Water (a water park in Grand Prairie, Texas) and FantaSea (a water park in Wichita, Kansas).

    Jeffrey A. Lococo has served as Vice President and General Manager of Wyandot Lake since 1989. From 1982 through 1989, he served as Director of Marketing and Sales of Geauga Lake. From 1980 through 1982, Mr. Lococo served as Regional Sales Manager with Marriott's Great America Theme Park.

    Richard A. McCurley has served as Vice President and General Manager of Frontier City and White Water Bay since 1994. He joined Premier in 1992 as Director of Revenue for Frontier City and White Water Bay and, during that year, transferred to become Director of Revenue for Adventure World. From 1985 through 1992, Mr. McCurley was Food Service Manager and later Food Service Director at Knotts Berry Farms. Prior to that period, he spent six years with Worlds of Fun, a major theme park in Kansas City, Missouri, ultimately serving as Director of Food Services.

    Bradley Y. Paul has served as Vice President and General Manager of Darien Lake since 1991. From 1984 through 1991 he served as Marketing Director of Darien Lake.

    Traci E. Blanks has served as Vice President of Marketing since 1995. From 1992 through 1994, she served as Vice President Marketing for Frontier City and White Water Bay. From 1986 through 1992, she served as Director of Marketing for Frontier City, and as such was responsible for all marketing and group sales programs. From 1986 through 1987, she also served as Manager of Advertising and Promotions for Frontier City.

    David Thomas has served as Vice President of Entertainment since 1993. From 1987 through 1993, he was responsible for the Company's show productions (including booking national touring acts to appear at the parks) as well as the staging of numerous festivals including Oktoberfest and Hallowscream. Prior to 1987, he served as President of Silvertree Productions, producing over forty stage shows, musicals, stunt spectaculars and magic illusion presentations.

    Richard R. Webb has served as Vice President of Accounting since 1991. From 1988 through 1991, he was Controller of a subsidiary of the DeBartolo Corporation which operated a race track in Oklahoma City. Prior to that time, Mr. Webb spent nine years with Landmark Land Company, Inc., ultimately serving as Controller.

    Richard A. Kipf has served as Corporate Secretary of the Company (or its predecessors) since 1975 and has served as Vice President of Administration since 1994.

    Paul A. Biddelman has served as a Director of the Company since December 1992. Since April 1992, Mr. Biddelman has been treasurer of Hanseatic Corporation ("Hanseatic"), a private investment company. From January 1991 through March 1992, Mr. Biddelman was managing director of Clements Taee Biddelman Incorporated, a financial advisory firm. Mr. Biddelman also serves as a director of Electronic Retailing Systems International, Inc., Insituform Technologies, Inc., Celadon

Group, Inc., Petroleum Heat and Power Co., Inc., TLC Beatrice International Holdings, Inc. and Star Gas Corporation (general partner of Star Gas Partners, L.P.).

    Michael E. Gellert has served as a Director of the Company since March 1989. He previously served as a Director of Premier and as a Trustee of Tierco from 1979 until 1986. From June 1989 through June 1994, he also served as the Chairman of the Board of Premier. Mr. Gellert is a general partner of Windcrest Partners ("Windcrest"), a New York limited partnership. Windcrest, the principal business of which is private investing, is an affiliate of Premier. Mr. Gellert also serves as a director of Devon Energy Corp., The Harvey Group, Inc., Humana Inc., Seacor Holdings, Inc., Regal Cinemas, Inc. and The Putnam Trust Company of Greenwich Advisory Board of The Bank of New York.

    Jack Tyrrell has served as a Director of Premier since December 1992. For more than five years, Mr. Tyrrell has been a general partner of Lawrence Venture Partners, a general partnership, the principal business of which is that of acting as general partner of Lawrence, Tyrrell, Ortale & Smith ("LTOS"), a private investment limited partnership. Mr. Tyrrell is also a general partner of LTOS II Partners, a limited partnership, the principal business of which is that of acting as general partner of Lawrence, Tyrrell, Ortale & Smith II, L.P. ("LTOS II"), a private investment limited partnership. Mr. Tyrrell is also a general partner of Richland Ventures, L.P. ("Richland"), a private investment limited partnership. Mr. Tyrrell also serves as a director of National Health Investors, Inc. and Regal Cinemas, Inc.

    The Company's directors and officers are elected to serve one-year terms. None of the Company's officers has employment agreements.

BOARD COMMITTEES

    The Company's Board of Directors has a Compensation Committee and an Audit Committee.

    Compensation Committee. The Compensation Committee reviews management's recommendations with respect to executive compensation and employee benefits and makes recommendations to the Company's Board of Directors as to such matters. Additionally, the Compensation Committee administers the Stock Incentive Plans. The Compensation Committee currently consists of Messrs. Biddelman and Tyrrell.

    Audit Committee. The Audit Committee recommends to the Board of Directors the accounting firm to be selected each year as independent auditors of the Company's financial statements and acts on behalf of the Board of Directors in reviewing with the independent auditors, the chief financial and accounting officers of the Company and other appropriate corporate officers, matters relating to corporate financial reporting and accounting procedures and policies, and the adequacy of financial, accounting and operating controls. The Audit Committee reviews the results of audits with the Company's independent public accountant and reports thereon to the Board of Directors. The Audit Committee also submits to the Board of Directors recommendations it may have from time to time with respect to financial reporting and accounting practices and policies and financial, accounting and operating controls and safeguards. The Audit Committee currently consists of Messrs. Gellert and Biddelman.

COMPENSATION OF DIRECTORS

    During the year ended December 31, 1995, Directors did not receive any compensation for serving as such; however, they were reimbursed for expenses attendant to Board and committee membership. Commencing in 1996, directors who are not employees of the Company will receive $15,000 per annum, payable at their election in cash or shares of Common Stock in addition to reimbursement of expenses.

EXECUTIVE COMPENSATION

    The following table discloses compensation received by the Company's Chief Executive Officer and Chief Operating Officer for the three years ended December 31, 1995. The Chief Executive Officer and Chief Operating Officer are the only executive officers of the Company whose salary and bonus exceeded $100,000 in those years.

SUMMARY COMPENSATION TABLE

                                                                          RESTRICTED    SECURITIES
NAME AND                                                   OTHER ANNUAL      STOCK      UNDERLYING    ALL OTHER
PRINCIPAL POSITION(1)        YEAR   SALARY($)   BONUS($)   COMPENSATION   AWARD(S)($)   OPTIONS(#)   COMPENSATION
- ---------------------        ----   ---------   --------   ------------   -----------   ----------   ------------
Kieran E. Burke............  1995   $ 307,500   $150,000        --            --          100,000         (2)
  Chairman of the Board,     1994     290,000         --        --            --           10,000         (2)
  Chief                      1993     265,000     40,000        --            --           76,200         (2)
  Executive Officer
  and Director
Gary Story.................  1995   $ 214,583   $100,000        --            --           50,000         (2)
  President, Chief           1994     200,000         --        --            --           20,000         (2)
  Operating Officer          1993     140,000     70,000        --            --           40,000         (2)
  and Director

- ------------

(1) James F. Dannhauser became Chief Financial Officer of the Company on October 1, 1995. Mr. Dannhauser's annual salary is $125,000. During 1995, he was granted options to acquire 40,000 shares of Common Stock.

(2) The Company has concluded that, as to each named executive officer for each year shown, all personal benefits paid or provided did not exceed the lesser of $50,000 or 10% of the salary and bonus reported for such officer. During 1995, the Company did not have any defined contribution plans or pension or other defined benefit or retirement plans, other than a qualified, contributory 401(k) plan. All regular employees are eligible to participate in the 401(k) plan if they have completed one full year of service and are at least 21 years old. Except with respect to the former employees of Funtime, the Company did not match contributions made by employees in 1995. The accounts of all participating employees are fully vested.

STOCK INCENTIVE PLANS

    In March 1993, the Company adopted a stock option and incentive plan (the "1993 Stock Incentive Plan") pursuant to which 250,000 shares of Common Stock were reserved for issuance from time to time to key employees of the Company and its subsidiaries. Pursuant to the 1993 Stock Incentive Plan, through April 25, 1996, options to purchase an aggregate of 181,200 shares had been granted, all of which are Incentive Options (as defined below). Of such options, 86,200 and 60,000 were granted to Messrs. Burke and Story, respectively. The 1993 Stock Incentive Plan provides for the grant of options ("Options") to purchase Common Stock intended to qualify as incentive stock options ("Incentive Options") under
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), options that do not so qualify ("Non-Qualified Options") and stock appreciation rights ("SARs") in tandem with Options. An SAR granted in tandem with an Option (a "tandem SAR") permits an optionee to surrender his Option to the Company for cancellation and receive an amount (in cash or Common Stock) equal to the excess, if any, of (i) the then fair market value of the Common Stock subject to the Option; over (ii) the exercise price of the Option. Of the options granted under the 1993 Stock Option Plan, 145,200 were granted in 1993 at an exercise price of $5.00 per share. The balance of 36,000 Options were granted in 1994 at an exercise price of $7.50 per share. In each case, the Compensation Committee of the Board of Directors determined that the exercise price was equal to the fair market value of the Common Stock on the date of grant.

    On August 31, 1995, the Company adopted a stock option and incentive plan (the "1995 Stock Incentive Plan," and together with the 1993 Stock Incentive Plan, the "Stock Incentive Plans"), pursuant to which 270,000 shares of Common Stock were reserved for issuance from time to time to key employees of the Company and its subsidiaries. Pursuant to the 1995 Stock Incentive Plan, through April 25, 1996, Options to purchase an aggregate of 248,000 shares of Common Stock had been granted, all of which are Incentive Options. Of such Options, 100,000 and 50,000 were granted to Messrs. Burke and Story, respectively, and 193,000 were granted to the Company's executive officers as a group. All of the Options granted under the 1995 Stock Option Plan have an exercise price of $8.25 per share, which the Compensation Committee of the Board of Directors determined to be the fair market value of the Common Stock on the date of grant. The 1995 Stock Incentive Plan and the grant of Options thereunder are subject to stockholder approval at the Company's 1996 Annual Meeting to be held on May 23, 1996. The 1995 Stock Incentive Plan provides for the grant of Options to purchase Common Stock intended to qualify as Incentive Options under Section 422 of the Code, Non-Qualified Options or SARs. The terms of the 1995 Stock Incentive Plan are substantially the same as the terms of the 1993 Stock Incentive Plan (except for the total number of shares subject to Options available for grant thereunder.)

AGGREGATE OPTION EXERCISES AND OPTION VALUES

    The following table provides information on Option exercises in 1995 by each of Mr. Burke and Mr. Story and the value of such officers' unexercised Options at December 31, 1995. Amounts shown assume stockholder approval of the 1995 Stock Incentive Plan.

                                                                   NUMBER OF SHARES
                                   SHARES                              UNDERLYING           VALUE OF UNEXERCISED IN-THE
                                  ACQUIRED                       UNEXERCISED OPTIONS AT           MONEY OPTIONS AT
                                     ON           VALUE            DECEMBER 31, 1995            DECEMBER 31, 1995(1)
                                                              ---------------------------   ---------------------------
    NAME                        EXERCISE (#)   REALIZED ($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
    ----                        ------------   ------------   -----------   -------------   -----------   -------------
Kieran E. Burke...............    --             --             114,759        116,480      $ 1,037,572     $ 671,402
Gary Story....................    --             --              42,000         68,000      $   288,750     $ 392,500

- ------------
(1) During 1994, a limited trading market developed for the Common Stock. Amount shown is based on $13.125 per share, the average of the closing bid and asked prices of the Common Stock (as reported on The Pink Sheets and the OTC Bulletin Board) on December 29, 1995, adjusted for the Reverse Split. The Company does not believe that this highly illiquid market constitutes an established trading market for the Common Stock. See "Price Range of Common Stock."

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information as of March 1, 1996 (except as noted below) as to Common Stock (after giving effect to the Preferred Stock Conversion as of June 30, 1996 and assuming stockholder approval of the 1995 Stock Incentive Plan) owned by (a) each of the Company's current directors and named executive officers, (b) all current directors and officers of the Company as a group, and (c) each person who, to the best of the Company's knowledge, beneficially owned on that date more than 5% of the outstanding Common Stock. All share amounts have been rounded to the nearest whole share.

                                                                                   PERCENTAGE OF CLASS
                                                               NUMBER OF         --------------------------
           NAME AND ADDRESS OF                                   SHARES          PRIOR TO
            BENEFICIAL OWNER                               BENEFICIALLY OWNED    OFFERING    AFTER OFFERING
           -------------------                             ------------------    --------    --------------
Kieran E. Burke(1).....................................          162,061           2.2
Paul A. Biddelman(2)...................................        3,028,066          40.8
James F. Dannhauser(3).................................           30,000          *
Michael E. Gellert(4)(5)...............................        1,376,301          18.5
Gary Story(6)..........................................           42,000          *
Jack Tyrrell(7)........................................          919,242          12.4
Robert J. Gellert(5)(8)................................        1,261,947          17.0
  122 East 42nd Street
  New York, New York 10168
Windcrest Partners(5)(9)...............................        1,136,025          15.3
  122 East 42nd Street
  New York, New York 10168
Lawrence, Tyrrell, Ortale & Smith II, L.P.(10).........          661,940           8.9
  Lawrence, Tyrrell, Ortale & Smith
  3100 West End Avenue, Suite 500
  Nashville, TN 37203
Hanseatic Corporation(11)..............................        3,028,066          40.8
  Wolfgang Traber
  450 Park Avenue
  New York, New York 10152
David A. Jones.........................................          484,686           6.5
  500 West Main Street
  Louisville, KY 40201
All directors and officers as a group(12) (8
persons)...............................................        5,561,870          73.2

- ------------
  * Less than one percent.

 (1) Includes 47,302 shares of Common Stock and warrants and options to purchase 114,759 shares of Common Stock for his own account as to which Mr. Burke has sole voting and investment power.

 (2) Represents shares of Common Stock beneficially owned by Hanseatic, of which Mr. Biddelman is treasurer. See footnote (11) below.

 (3) Includes 11,000 shares of Common Stock and options to purchase 8,000 shares of Common Stock for his own account and 11,000 shares of Common Stock beneficially owned by Lepercq, of which Mr. Dannhauser is a managing director. Mr. Dannhauser disclaims beneficial ownership of the shares held by Lepercq.

 (4) Includes 211,529 shares of Common Stock, as to which Mr. Gellert has sole voting and investment power. Also includes 1,136,025 shares of Common Stock beneficially owned by Windcrest which shares voting and investment power with its general partners, Michael E. Gellert and Robert J. Gellert. Also includes 28,747 shares of Common Stock beneficially owned by Michael E. Gellert's daughter who resides in his household. Mr. Gellert disclaims beneficial ownership of all shares beneficially owned by his daughter.

 (5) Members of the Gellert family and entities controlled by them beneficially own in the aggregate 1,578,221 shares of Common Stock. Such shares will
     represent   % of the Company's outstanding Common Stock after this
     offering. See footnotes (4), (8) and (9).

                                         (Footnotes continued on following page)

(Footnotes continued from preceding page)
 (6) Represents 42,000 shares of Common Stock issuable upon exercise of stock options held by Mr. Story, as to which he has sole voting and investment power.

 (7) Includes 200,000 shares of Common Stock beneficially owned by LTOS; 461,940 shares of Common Stock beneficially owned by LTOS II; and 257,302 shares of Common Stock beneficially owned by Richland. Mr. Tyrrell, who is a general partner of the respective general partners of LTOS and LTOS II and a general partner of Richland disclaims beneficial ownership of all such shares.

 (8) Includes 2,514 shares of Common Stock for his own account, as to which he has sole voting and investment power; 49,597 shares of Common Stock as agent for 30 other persons and entities with whom he shares voting and investment power; 2,168 shares of Common Stock as trustee for Michael E. Gellert's sister with respect to which he shares voting and investment power with Peter J. Gellert (who holds these shares as agent); 5,559 shares of Common Stock as trustee of irrevocable trusts for the benefit of Michael
     E. Gellert's children as to which he has sole voting and investment power; 1,084 shares of Common Stock as trustee of an irrevocable trust for the benefit of his brother as to which he has sole voting and investment power; 1,136,025 shares of Common Stock owned by Windcrest which shares voting and investment power with its general partners, Michael E. Gellert and Robert
     J. Gellert; and 65,000 shares of Common Stock beneficially owned by Lexfor Corporation of which he is President and a director, as to which he shares voting and investment power with the other officers and directors. Michael
     E. Gellert disclaims beneficial ownership of the shares of Common Stock owned by the trusts for the benefit of his children.

 (9) Windcrest shares voting and investment power with its general partners, Michael E. Gellert and Robert J. Gellert.

(10) Includes 200,000 shares of Common Stock beneficially owned by LTOS and 461,940 shares beneficially owned by LTOS II. LTOS and LTOS II may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act . Information has been derived from Amendment No. 2 to Schedule 13D, dated November 2, 1994.

(11) Represents shares of Common Stock beneficially owned by Hanseatic. Mr. Traber holds a majority of the shares of capital stock of Hanseatic and thus may be deemed to beneficially own such Common Stock. Of such shares, 2,665,933 shares of Common Stock are held by Hanseatic Americas LDC, a Bahamian limited duration company in which the sole managing member is Hansobel Partners LLC, a Delaware limited liability company in which the sole managing member is Hanseatic. The remaining shares of Common Stock are held by Hanseatic for discretionary customer accounts. Information has been derived from Amendment No. 5 to Schedule 13D, dated March 11, 1996.

(12) The share amounts listed include shares of Common Stock that the following persons have the right to acquire within 60 days from March 1, 1996 (Kieran
     E. Burke, 114,759 shares (see footnote (1)); James F. Dannhauser, 8,000 shares (see footnote (3)); Gary Story, 42,000 shares (see footnote (6)); and all directors and officers as a group, 168,359 shares.

                              CERTAIN TRANSACTIONS

    In connection with the Funtime Acquisition, the Company paid investment banking and financial advisory fees in the amount of $800,000 and $475,000 to Lepercq, and Hanseatic respectively. James F. Dannhauser, a director of the Company, is a managing director of Lepercq, and Paul A. Biddelman, also a director of the Company, is the treasurer of Hanseatic. On October 1, 1995, Mr. Dannhauser became Chief Financial Officer of the Company.

    In connection with a private placement by the Company consummated in August 1995, Hanseatic purchased shares of Convertible Preferred Stock which will be converted into 1,703,338 shares of Common Stock pursuant to the Preferred Stock Conversion. In addition, pursuant to that placement, Richland, of which Jack Tyrrell, a director of the Company, is a general manager, and Michael Gellert, a director of the Company, hold shares of Convertible Preferred Stock which will be converted into 257,302 and 122,218 shares of Common Stock, respectively, pursuant to the Preferred Stock Conversion.

    In November 1990, the Company entered into an office lease. A portion of the office space is being used by Windcrest, and the Company and Windcrest have agreed to allocate 50% of the monthly rental payments to Windcrest. During 1995, Windcrest paid the Company approximately $68,000 with respect to such office space.

                        DESCRIPTION OF CREDIT FACILITIES

SENIOR CREDIT FACILITY

    In August 1995, concurrently with the consummation of the Funtime Acquisition, the Company entered into the Senior Credit Facility with Chemical Bank and The Merchants Bank of New York, providing for a revolving credit line for use in the Company's operations. The description set forth below does not purport to be complete and is qualified in its entirety by reference to the definitive documentation for the Senior Credit Facility which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

    Borrowings under the Senior Credit Facility are guaranteed by the Company's principal operating subsidiaries and are secured by substantially all of the Company's assets (other than real estate), including the capital stock of its subsidiaries. The Senior Credit Facility has an aggregate availability of $20.0 million, none of which has been borrowed as of April 25, 1996. Interest rates per annum are equal to Chemical Bank's Alternative Base Rate plus 0.25% or the London Interbank Offering Rate plus 3.0%. The Senior Credit Facility matures August 15, 1998. Under the Senior Credit Facility, the Company is required to repay in full the outstanding principal balance for at least 45 consecutive days during the period from July 1 to November 1 of each year.

    The Senior Credit Facility contains restrictive covenants pursuant to which
(a) the Company may not pay any dividends or other distributions (other than in stock) on, or purchase or redeem, any of its capital stock; (b) the Company must maintain a consolidated tangible net worth (as defined in the Senior Credit Facility) of at least $23.5 million at December 31, 1995; at least $24.5 million at December 31, 1996; and at least $25.5 million at December 31, 1997; (c) the Company must maintain a ratio of consolidated EBITDA (as defined in the Senior Credit Facility) to consolidated cash interest payments (including the interest component of capitalized lease obligations) of at least 1.65 to 1.00 for any period of four consecutive quarters ending on or after September 30, 1996; (d) the Company will not incur consolidated capital expenditures (other than those funded by proceeds of the Notes or other debt or equity offerings) in excess of $20 million for the period from August 15, 1995, to September 30, 1996; $15 million for the twelve months ending September 30, 1997; and $7 million for the twelve months ending September 30, 1998 (which amounts increase to the extent the Company's EBITDA exceeds $20.0 million during the four quarters preceding the expenditures); (e) the Company may not incur additional indebtedness other than (i) capitalized lease obligations and purchase money indebtedness up to $3.5 million per year; and (ii) indebtedness subordinated to borrowings under the Senior Credit Facility; (f) the Company may not hold or acquire securities (including stock and evidences of indebtedness) other than (i) in wholly-owned subsidiaries; (ii) short-term, investment grade, interest bearing securities, certificates of deposit or direct or guaranteed obligations of the United States; and (iii) up to $5 million of investments in businesses similar to the Company's; and (g) the Company cannot merge with or acquire another company or business if the aggregate of all such transactions would cause the Company to exceed the $5 million limit on investments referred to in clause (f) above.

    Defaults under the Senior Credit Facility include failure to pay interest or fees due under any Senior Credit Facility document within five days after such payments are due; failure to repay principal when due under any Senior Credit Facility document, including in accordance with its annual requirement to repay the entire loan for a period of at least 45 consecutive days during the period from July 1 to November 1 of each year; a breach of certain affirmative covenants, conditions or agreements contained in any Senior Credit Facility document which is unremedied for a period of 30 days or a breach of any negative covenant or certain other affirmative covenants; the default by the Company or any of its principal subsidiaries in respect of any other indebtedness above specified levels, including indebtedness under the Notes; certain events of bankruptcy; certain judgments against the Company or any of its principal subsidiaries; security interests created under the Senior Credit Facility ceasing to be valid and perfected; any Senior Credit Facility document not being in full force and effect; and a change in control.

THE NOTES

    Concurrently with the consummation of the Funtime Acquisition, the Company issued $90.0 million aggregate principal amount of its 12% Senior Notes due 2003 (the "Notes"). The Notes were issued under the Indenture. The description set forth below does not purport to be complete and is qualified in its entirety by reference to the Indenture which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

    The Notes are senior, unsecured obligations of the Company, limited to $90.0 million aggregate principal amount and will mature on August 15, 2003. The Notes bear interest at the rate of 12% per annum, payable semiannually on August 15 and February 15 of each year, commencing on February 15, 1996 and are guaranteed on a senior, unsecured basis by the Company's principal operating subsidiaries.

    The Notes are redeemable, at the Company's option, in whole or in part, at any time on or after August 15, 1999, at specified redemption prices, together with accrued and unpaid interest, if any, to the date of redemption. In addition, at any time prior to August 15, 1998, the Company may redeem up to 33 1/3% of the original aggregate principal amount of the Notes with the net cash proceeds of one or more public equity offerings by the Company following which there is a public market for the Common Stock, at a price equal to 110% of the principal amount to be redeemed, together with all accrued and unpaid interest, if any, provided that at least 66 2/3% of the original aggregate principal amount of the Notes remain outstanding immediately after each such redemption. The Company does not presently intend to redeem any Notes from the proceeds of this offering, although it may do so in the future. Upon the occurrence of a Change of Control (as defined in the Indenture), the Company will be required to make an offer to repurchase the Notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase. See "Use of Proceeds."

    The principal financial covenants in the Indenture are: (a) the Company may not incur any indebtedness unless the Consolidated Coverage Ratio (as defined in the Indenture) on the date of such inccurrence exceeds 2.00:1 if the indebtedness is incurred prior to September 30, 1997; 2.25:1 if the indebtedness is incurred during the two years ending September 30, 1999; and 2.50:1 thereafter, other than indebtedness under the Senior Credit Facility, up to $15 million in capital lease and purchase money obligations and up to $5 million of other indebtedness;
(b) the Company may not pay any dividends or other distributions (other than in stock) on, or purchase or redeem any of its capital stock in excess of the sum of (i) 50% of the Company's consolidated net income since August 15, 1995; (ii) the proceeds from the sale (or issuance on conversion of indebtedness) of capital stock; and (iii) certain reductions of investments in, or distributions from, certain subsidiaries; and (c) the Company may not merge with or transfer substantially all its assets to another company unless, after such transaction, the consolidated net worth of the resulting company is at least equal to the consolidated net worth of the Company prior thereto and the resulting company could incur $1 of indebtedness under the covenant referred to in clause (a) above. Other covenants in the Indenture limit, subject to certain qualifications and exceptions, (x) transactions with affiliates of the Company; (y) the creation of liens on the property or assets of the Company; and (z) other Restricted Payments (as defined in the Indenture).

    Defaults under the Indenture include failure to pay interest on the Notes within 30 days after such payments are due; failure to repay principal when due at its maturity date, upon optional redemption, upon required repurchase, upon acceleration or otherwise; failure to comply for 30 days after notice with the Company's repurchase obligations upon the occurrence of a Change of Control and failure to comply for 60 days after notice with the other covenants contained in the Indenture; the default by the Company or any of its principal subsidiaries (the "Note Guarantors") in respect of any indebtedness above specified levels; certain events of bankruptcy; certain judgments against the Company or any Note Guarantor; any Note Guarantee (as defined in the Indenture) ceasing to be in full force and effect (except as contemplated by the terms thereof) and the denial or disaffirmation by any Note Guarantor of its obligations under the Indenture or any Note Guarantee, which continues for 10 days.

                           DESCRIPTION OF SECURITIES

COMMON STOCK

    The Company's authorized capital stock includes 30,000,000 shares of Common Stock, par value $0.05 per share. Each share of Common Stock entitles the holder thereof to one vote. Holders of the Common Stock have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors and are entitled to share ratably, as a single class, in all of the assets of the Company available for distribution to holders of Common Stock upon the liquidation, dissolution or winding up of the affairs of the Company. Holders of Common Stock do not have preemptive, subscription or conversion rights. As of April 25, 1996, 4,857,554 shares of Common Stock were outstanding (excluding shares issuable in the Preferred Stock Conversion).

    The Liberty National Bank & Trust Company, Oklahoma City, Oklahoma, is the transfer agent and registrar for the Common Stock.

PREFERRED STOCK

    The Company's authorized capital stock includes 500,000 Preferred Stock, par value $1.00 per share. The Preferred Stock may be issued in series, and shares of each series will have such rights and preferences as are fixed by the Board of Directors in resolutions authorizing the issuance of that particular series. In designating any series of Preferred Stock, the Board of Directors may, without further action by the holders of Common Stock, fix the number of shares constituting that series and fix the dividend rights, dividend rate, conversion rights, voting rights (which may be greater or lesser than the voting rights of the Common Stock), rights and terms of redemption (including any sinking fund provisions), and the liquidation preferences of such series of Preferred Stock. Holders of any series of Preferred Stock, when and if issued, may have priority claims to dividends and to any distributions upon liquidation of the Company, and other preferences over the holders of the Common Stock.

    In connection with the Funtime Acquisition, the Company issued to certain of its then current stockholders and their affiliates 200,000 shares of Convertible Preferred Stock for an aggregate purchase price of $20.0 million. The holders of the Convertible Preferred Stock have agreed to convert the Convertible Preferred Stock simultaneously with the consummation of this offering. Assuming the Preferred Stock Conversion occurs at June 30, 1996, 2,573,018 shares of Common Stock would be issuable thereunder. Since the conversion ratio includes accumulated dividends, the number of shares of Common Stock issuable in the Preferred Stock Conversion will increase if the Preferred Stock Conversion is delayed. Conversely, the number of shares so issuable will decrease if the Preferred Stock Conversion is effected before that date. Following the Preferred Stock Conversion, no shares of Preferred Stock will be outstanding.

REGISTRATION RIGHTS

    The holders of approximately 7.0 million shares of Common Stock (after giving effect to the Preferred Stock Conversion) have rights to require the Company to register such shares for sale under the Securities Act commencing one year from the date of this Prospectus. In addition, such holders have the right to have such shares included in a future registration statement relating to Common Stock and, in certain cases, other than equity securities, subject to customary provisions relating to the right of the underwriters of any such offering to exclude such shares if their inclusion would impair the success of such offering. In the event such holders exercise their registration rights, the Company will be required to bear all registration expenses other than underwriting discounts or other selling expenses and fees and expenses of counsel to such holders.

SHARES OF COMMON STOCK ELIGIBLE FOR FUTURE SALE

    Upon consummation of this offering and the Preferred Stock Conversion, the
Company will have       shares of Common Stock outstanding. Future sales of
Common Stock by existing stockholders pursuant to Rule 144 under the Securities Act, or through the exercise of outstanding registration rights or otherwise, could have an adverse effect on the prevailing market price of the Common Stock and the Company's ability to raise additional capital. The Common Stock offered hereby will be eligible for sale in the public market following this offering without restriction, except for Common Stock purchased by "affiliates" of the Company. Except for the Common Stock to be sold in this offering, the Company has agreed not to offer, sell, contract to sell or otherwise issue any shares of Common Stock or other capital stock or securities convertible into or exchangeable for, or any rights to acquire, Common Stock or other capital stock, with certain limited exceptions (including certain limited exceptions for Common Stock or other capital stock issued or sold in connection with acquisitions by the Company), prior to the expiration of 180 days from the date of this Prospectus without the prior written consent of Lehman Brothers on behalf of the Representatives. The Company's officers, directors and principal stockholders, who, after the Preferred Stock Conversion, will hold in the aggregate approximately 6.4 million shares of Common Stock (including shares issuable upon exercise of outstanding options and warrants), have agreed not to sell any such shares for 180 days following the date of this Prospectus without the consent of Lehman Brothers on behalf of the Representatives. Thereafter, substantially all of such shares will be eligible for sale in the public market. Substantially all of the approximately 1.4 million outstanding shares not held by such persons are currently eligible for sale in the public market. Commencing one year from the date of this Prospectus, holders of approximately 7.0 million shares of Common Stock (including shares of Common Stock issuable in the Preferred Stock Conversion) will have the right to require the Company to register such shares for sale under the Securities Act. The sale, or the availability for sale, of substantial amounts of Common Stock in the public market at any time subsequent to this offering could adversely affect the prevailing market price of the Common Stock.

                                  UNDERWRITING

    Under the terms of, and subject to the conditions contained in an underwriting agreement (the "Underwriting Agreement"), among the Company and each of the underwriters named below (the "Underwriters"), for whom Lehman Brothers Inc. and Furman Selz LLC are acting as representatives (the "Representatives"), each of the several Underwriters has agreed to purchase from the Company, and the Company has agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite the name of each Underwriter below:

                                                                    NUMBER OF
    UNDERWRITERS                                                     SHARES
    ------------                                                    ---------

Lehman Brothers Inc..............................................
Furman Selz LLC..................................................
                                                                    ---------
      Total......................................................
                                                                    ---------
                                                                    ---------

    The Underwriting Agreement provides that the obligations of the Underwriters to purchase shares of Common Stock are subject to certain conditions, and that, if any of the foregoing shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all shares of Common Stock agreed to be purchased by the Underwriters pursuant to the Underwriting Agreement must be purchased.

    The Company has been advised by the Representatives that the Underwriters initially propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page hereof, and to certain dealers at such public offering price less a selling concession not in excess of
$         per share. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $         per share to certain other Underwriters or
to certain other brokers or dealers. After the initial offering to the public, the offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Representatives.

    The Underwriters and the Company have agreed in the Underwriting Agreement to indemnify each other against certain civil liabilities, including liabilities under the Securities Act.

    The Company has granted to the Underwriters an option to purchase up to an
additional       shares of Common Stock, at the initial price to the public less the aggregate underwriting discount and commissions shown on the cover page of this Prospectus, solely to cover over-allotments, if any. Such option may be exercised at any time until 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain exceptions, to purchase that number of option shares proportionate to such Underwriter's initial commitment.

    The Representatives of the Underwriters have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

    Stockholders of the Company, including the directors and executive officers, beneficially owning an aggregate of approximately 6.4 million shares of Common Stock (including shares of Common Stock issued in the Preferred Stock Conversion and shares of Common Stock that may be issued upon the exercise of outstanding options and warrants) have agreed not to, directly or indirectly, offer, sell or otherwise dispose of shares of Common Stock of the Company, or any securities convertible into or exchangeable for or any rights to acquire, Common Stock or other capital stock of the Company for a period of 180 days after the date of this Prospectus without the prior written consent of Lehman Brothers on behalf of the Representatives. Except for the Common Stock to be sold in this offering, the Company has agreed not to offer, sell, contract to sell or otherwise issue any shares of Common Stock or other capital stock or any securities convertible into or exchangeable for, or any rights to acquire, Common Stock or other capital stock, with certain limited exceptions, prior to the expiration of 180 days from the date of this Prospectus without the prior written consent of Lehman Brothers on behalf of the Representatives.

    Prior to the offering, there has been limited trading in the Common Stock of the Company and there can be no assurance that an active trading market will develop or be sustained in the future. The public offering price will be determined by negotiations between the Company and the Representatives. Among the factors considered in determining the public offering price, in addition to the prevailing market conditions, will be the Company's historical performance, capital structure, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and consideration of the above factors in relation to market valuations of the companies in related businesses.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby and certain matters in connection with this offering will be passed upon for the Company by Baer Marks & Upham LLP, New York, New York. Certain matters in connection with this offering will be passed upon for the Underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

    The consolidated financial statements of the Company as of December 31, 1994 and 1995, and for each of the years in the three-year period ended December 31, 1995, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of Funtime Parks, Inc. as of December 31, 1993 and 1994, and for each of the years in the three-year period ended December 31, 1994, have been included herein and in the registration statement in reliance upon the report of Ernst & Young LLP, independent auditors, appearing elsewhere herein, given upon the authority of said firm as experts in accounting and auditing.

                               PREMIER PARKS INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----

PREMIER PARKS INC.

Report of Independent Auditors.......................................................    F-2

Consolidated Balance Sheets at December 31, 1994 and 1995............................    F-3

Consolidated Statements of Operations--Years ended December 31, 1993, 1994 and
  1995...............................................................................    F-4

Consolidated Statements of Stockholders' Equity--Years ended December 31, 1993, 1994
  and 1995...........................................................................    F-5

Consolidated Statements of Cash Flows--Years ended December 31, 1993, 1994 and 1995..    F-6

Notes to Consolidated Financial Statements...........................................    F-8

FUNTIME PARKS, INC.

Report of Independent Auditors.......................................................   F-20

Consolidated Balance Sheets at December 31, 1993 and 1994 and July 2, 1995
  (Unaudited)........................................................................   F-21

Consolidated Statements of Redeemable Preferred Stock and Stockholders' Equity
  (Deficit)--Years ended December 31, 1992, 1993 and 1994, and six months ended July
  2, 1995 (Unaudited)................................................................   F-22

Consolidated Statements of Operations--Years ended December 31, 1992, 1993 and 1994
  and six months ended July 3, 1994 (Unaudited) and July 2, 1995 (Unaudited).........   F-24

Consolidated Statements of Cash Flows--Years ended December 31, 1992, 1993 and 1994
  and six months ended July 3, 1994 (Unaudited) and July 2, 1995 (Unaudited).........   F-25

Notes to Consolidated Financial Statements...........................................   F-26

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
  PREMIER PARKS INC.:

    We have audited the consolidated financial statements of Premier Parks Inc. and subsidiaries as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Premier Parks Inc. and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Oklahoma City, Oklahoma
February 29, 1996, except as to
  note 14 which is as of April 4, 1996

                               PREMIER PARKS INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                              DECEMBER 31,
                                                                      ----------------------------
                                                                          1994            1995
                                                                      ------------    ------------
ASSETS
Current assets:
 Cash and cash equivalents.........................................   $  1,366,000    $ 28,787,000
 Accounts receivable...............................................        870,000         965,000
 Inventories.......................................................      1,018,000       2,904,000
 Prepaid expenses..................................................        765,000       2,352,000
                                                                      ------------    ------------
     Total current assets..........................................      4,019,000      35,008,000
                                                                      ------------    ------------
Other assets:
 Investment in and advances to a partnership, at equity............      1,124,000       1,118,000
 Deferred charges..................................................        428,000       4,839,000
 Deposits and other................................................      1,396,000       3,111,000
                                                                      ------------    ------------
     Total other assets............................................      2,948,000       9,068,000
                                                                      ------------    ------------
Property and equipment, at cost....................................     44,842,000     125,906,000
 Less accumulated depreciation.....................................      6,270,000       9,905,000
                                                                      ------------    ------------
                                                                        38,572,000     116,001,000
                                                                      ------------    ------------
Intangible assets..................................................             --      13,471,000
 Less accumulated amortization.....................................             --         230,000
                                                                      ------------    ------------
                                                                                --      13,241,000
                                                                      ------------    ------------
     Total assets..................................................   $ 45,539,000    $173,318,000
                                                                      ------------    ------------
                                                                      ------------    ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
 Current liabilities
 Accounts payable and accrued expenses.............................   $  1,281,000    $  6,361,000
 Accrued interest payable..........................................        102,000       4,158,000
 Current portion of long-term debt--unrelated parties..............      1,239,000          56,000
 Current portion of long-term debt--related parties................        200,000              --
 Current portion of capitalized lease obligations..................        453,000       1,009,000
                                                                      ------------    ------------
     Total current liabilities.....................................      3,275,000      11,584,000
                                                                      ------------    ------------
Long-term debt and capitalized lease obligations:
 Capitalized lease obligations.....................................      1,420,000       3,213,000
 Long-term debt--unrelated parties:
   Senior subordinated notes.......................................      1,240,000              --
   Senior notes....................................................     11,901,000      90,000,000
 Long-term debt--related parties:
   Senior subordinated notes.......................................      5,760,000              --
   Junior subordinated loan........................................      1,895,000              --
                                                                      ------------    ------------
     Total long-term debt and capitalized lease obligations........     22,216,000      93,213,000
Other long-term liabilities........................................             --       3,465,000
Deferred income taxes..............................................      1,914,000      19,145,000
                                                                      ------------    ------------
     Total liabilities.............................................     27,405,000     127,407,000
                                                                      ------------    ------------
Stockholders' equity:
 Preferred stock, 500,000 shares authorized at December 31, 1994 and 1995; no shares issued and outstanding at December 31, 1994, and 200,000 shares Series A, 7% cumulative convertible, $1 par value ($100 redemption value) issued and outstanding at December
   31, 1995........................................................             --         200,000
 Common stock, $.05 par value, 30,000,000 shares authorized at
   December 31, 1994 and 1995, respectively; 3,398,467 and
   4,883,900 shares issued and 3,372,121 and 4,857,554 shares
   outstanding as of December 31, 1994 and 1995, respectively......        170,000         244,000
 Capital in excess of par value....................................     50,573,000      79,261,000
 Accumulated deficit...............................................    (31,920,000)    (33,105,000)
                                                                      ------------    ------------
                                                                        18,823,000      46,600,000
 Less 26,346 common shares of treasury stock, at cost..............        689,000         689,000
                                                                      ------------    ------------
     Total stockholders' equity....................................     18,134,000      45,911,000
                                                                      ------------    ------------
     Total liabilities and stockholders' equity....................   $ 45,539,000    $173,318,000
                                                                      ------------    ------------
                                                                      ------------    ------------

          See accompanying notes to consolidated financial statements.

                               PREMIER PARKS INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                YEAR ENDED DECEMBER 31,
                                                       -----------------------------------------
                                                          1993           1994           1995
                                                       -----------    -----------    -----------
Revenue:
  Theme park admissions.............................   $12,874,000    $13,936,000    $21,863,000
  Theme park food, merchandise, and other...........     8,986,000     10,963,000     19,633,000
                                                       -----------    -----------    -----------
    Total revenue...................................    21,860,000     24,899,000     41,496,000
                                                       -----------    -----------    -----------
Operating costs and expenses:
  Operating expenses................................    10,401,000     12,358,000     19,775,000
  Selling, general and administrative...............     4,768,000      5,448,000      9,272,000
  Costs of products sold............................     2,135,000      2,553,000      4,635,000
  Depreciation and amortization.....................     1,537,000      1,997,000      3,866,000
                                                       -----------    -----------    -----------
    Total operating costs and expenses..............    18,841,000     22,356,000     37,548,000
                                                       -----------    -----------    -----------
    Income from operations..........................     3,019,000      2,543,000      3,948,000
Other income (expense):
  Interest expense, net.............................    (1,438,000)    (2,299,000)    (5,578,000)
  Equity in loss of partnership.....................      (142,000)       (83,000)       (69,000)
  Other income (expense)............................         6,000          9,000       (108,000)
                                                       -----------    -----------    -----------
                                                        (1,574,000)    (2,373,000)    (5,755,000)
                                                       -----------    -----------    -----------
    Income (loss) before income taxes...............     1,445,000        170,000     (1,807,000)
Income tax expense (benefit)........................        91,000         68,000       (762,000)
                                                       -----------    -----------    -----------
    Income (loss) before extraordinary loss.........     1,354,000        102,000     (1,045,000)
Extraordinary loss on extinguishment of debt, net of
income tax benefit of $90,000.......................       --             --            (140,000)
                                                       -----------    -----------    -----------
    Net income (loss)...............................   $ 1,354,000    $   102,000    $(1,185,000)
                                                       -----------    -----------    -----------
                                                       -----------    -----------    -----------
    Net income (loss) applicable to common stock....   $ 1,354,000    $   102,000    $(1,714,000)
                                                       -----------    -----------    -----------
                                                       -----------    -----------    -----------
Weighted average number of common shares
  outstanding.......................................     2,655,000      2,810,000      3,938,000
                                                       -----------    -----------    -----------
                                                       -----------    -----------    -----------
Income (loss) per common share:
  Income (loss) before extraordinary loss...........   $       .51    $       .04    $      (.40)
  Extraordinary loss................................       --             --                (.04)
                                                       -----------    -----------    -----------
    Net income (loss)...............................   $       .51    $       .04    $      (.44)
                                                       -----------    -----------    -----------
                                                       -----------    -----------    -----------

          See accompanying notes to consolidated financial statements.

                               PREMIER PARKS INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                              SERIES A, 7%
                               CUMULATIVE
                               CONVERTIBLE
                             PREFERRED STOCK          COMMON STOCK
                           -------------------    ---------------------    CAPITAL IN
                           SHARES                  SHARES                   EXCESS OF     ACCUMULATED     TREASURY
                           ISSUED      AMOUNT      ISSUED       AMOUNT      PAR VALUE       DEFICIT         STOCK         TOTAL
                           -------    --------    ---------    --------    -----------    ------------    ---------    -----------
Balances at December 31,
  1992....................      --    $     --    2,681,565    $134,000    $45,769,000    $(33,376,000)   $(689,000)   $11,838,000
Net income................      --          --           --          --             --       1,354,000           --      1,354,000
                           -------    --------    ---------    --------    -----------    ------------    ---------    -----------
Balances at December 31,
  1993....................      --          --    2,681,565     134,000     45,769,000     (32,022,000)    (689,000)    13,192,000
Issuance of common stock:
 Cash proceeds--net.......      --          --      619,815      31,000      4,154,000              --           --      4,185,000
 Exchange of debt for
 equity...................      --          --       97,087       5,000        650,000              --           --        655,000
Net income................      --          --           --          --             --         102,000           --        102,000
                           -------    --------    ---------    --------    -----------    ------------    ---------    -----------
Balances at December 31,
  1994....................      --          --    3,398,467     170,000     50,573,000     (31,920,000)    (689,000)    18,134,000
Issuance of preferred
  stock................... 200,000     200,000           --          --     19,800,000              --           --     20,000,000
Conversion of debt to
  equity..................      --          --    1,485,433      74,000      8,888,000              --           --      8,962,000
Net loss..................      --          --           --          --             --      (1,185,000)          --     (1,185,000)
                           -------    --------    ---------    --------    -----------    ------------    ---------    -----------
Balances at December 31,
  1995.................... 200,000    $200,000    4,883,900    $244,000    $79,261,000    $(33,105,000)   $(689,000)   $45,911,000
                           -------    --------    ---------    --------    -----------    ------------    ---------    -----------
                           -------    --------    ---------    --------    -----------    ------------    ---------    -----------

          See accompanying notes to consolidated financial statements.

                               PREMIER PARKS INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEAR ENDED DECEMBER 31,
                                                       -----------------------------------------
                                                          1993           1994           1995
                                                       -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)...................................   $ 1,354,000    $   102,000    $(1,185,000)
Adjustments to reconcile net income (loss) to net
  cash provided by operating activities:
  Depreciation and amortization.....................     1,537,000      1,997,000      3,866,000
  Extraordinary loss on early extinguishment of
    debt............................................            --             --        230,000
  Amortization of discount on debt and debt issuance
    costs...........................................       290,000         94,000        317,000
  Gain on sale of assets............................        (3,000)        (9,000)            --
  Equity in losses of partnerships..................       142,000         83,000         69,000
  Decrease in escrow cash accounts..................       506,000             --             --
  (Increase) decrease in accounts receivable........      (210,000)      (496,000)     5,794,000
  Deferred income taxes (benefit)...................        91,000         24,000       (808,000)
  Increase in inventories and prepaid expenses......      (339,000)      (422,000)      (455,000)
  (Increase) decrease in deposits and other
    assets..........................................      (123,000)      (891,000)     1,128,000
  Increase (decrease) in accounts payable and
    accrued expenses................................      (532,000)       511,000     (2,366,000)
  Increase (decrease) in accrued interest payable...       (14,000)        67,000      4,056,000
                                                       -----------    -----------    -----------
      Total adjustments.............................     1,345,000        958,000     11,831,000
                                                       -----------    -----------    -----------
Net cash provided by operating activities...........     2,699,000      1,060,000     10,646,000
                                                       -----------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from the sale of equipment.................        90,000         14,000             --
Increase in investments in and advances to
  partnerships......................................      (114,000)       (83,000)       (63,000)
Additions to property and equipment.................    (7,674,000)   (10,108,000)   (10,732,000)
Acquisition of Funtime Parks, Inc., net of cash
  acquired..........................................            --             --    (63,344,000)
                                                       -----------    -----------    -----------
Net cash used in investing activities...............    (7,698,000)   (10,177,000)   (74,139,000)
                                                       -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of debt...................................    (8,252,000)    (5,079,000)   (17,487,000)
Proceeds from borrowings............................    10,758,000      8,451,000     93,500,000
Net cash proceeds from issuance of preferred
  stock.............................................            --             --     20,000,000
Net cash proceeds from issuance of common stock.....            --      4,185,000             --
Payments of debt issuance costs.....................      (400,000)      (100,000)    (5,099,000)
                                                       -----------    -----------    -----------
Net cash provided by financing activities...........     2,106,000      7,457,000     90,914,000
                                                       -----------    -----------    -----------
(Decrease) increase in cash and cash equivalents....    (2,893,000)    (1,660,000)    27,421,000
Cash and cash equivalents at beginning of year......     5,919,000      3,026,000      1,366,000
                                                       -----------    -----------    -----------
Cash and cash equivalents at end of year............   $ 3,026,000    $ 1,366,000    $28,787,000
                                                       -----------    -----------    -----------
                                                       -----------    -----------    -----------
SUPPLEMENTARY CASH FLOW INFORMATION:
Cash paid for interest..............................   $ 1,433,000    $ 2,178,000    $ 2,018,000
                                                       -----------    -----------    -----------
                                                       -----------    -----------    -----------
Cash paid for income taxes (refund).................   $        --    $    38,000    $   (22,000)
                                                       -----------    -----------    -----------
                                                       -----------    -----------    -----------

                                                                                     (Continued)

                               PREMIER PARKS INC.

                 YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995

Supplemental disclosure of noncash investing and financing activities:

1993

    . The Company purchased certain rides and attractions through capital leases with obligations totaling $2,745,000.

    . In connection with a term loan obtained during the year, $5,824,000 was used to retire existing notes with the same institution.

1994

    . Common stock (97,087 shares) was exchanged for $655,000 of debt (note 9).

    . The Company entered into two separate note agreements, aggregating
      $570,000 for the purchase of property and equipment.

1995

    . Common stock (1,485,433 shares) was exchanged for $9,095,000 of debt, net of $133,000 of costs (notes 3 and 9).

    . The Company purchased certain rides and attractions through capital leases with obligations totaling $3,259,000.













          See accompanying notes to consolidated financial statements.

                               PREMIER PARKS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1993, 1994 AND 1995

(1) SUMMARY OF SIGNIFICANT POLICIES

  DESCRIPTION OF BUSINESS

    Premier Parks Inc. (the Company) owns and operates regional themed amusement and water parks. The Company and its subsidiaries currently own and operate six parks: Frontier City, a western theme park located in Oklahoma City, Oklahoma; White Water Bay, a tropical theme water park located in Oklahoma City, Oklahoma; Adventure World, a combination theme and water park located in Largo, Maryland; Geauga Lake, a combination theme and water park located near Cleveland, Ohio; Darien Lake & Camping Resort, a combination theme and water park with an adjacent camping resort and performing arts center, located between Buffalo and Rochester, New York; and Wyandot Lake, a water park which also includes "dry rides" located in Columbus, Ohio.

  BASIS OF PRESENTATION

    The Company's accounting policies reflect industry practices and conform to generally accepted accounting principles.

    The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and the limited partnership (Frontier City Partners Limited Partnership) in which the Company beneficially owns 100% of the partnership interests. Intercompany transactions and accounts have been eliminated in consolidation.

    The Company's investment in a partnership in which it does not own a controlling interest is accounted for using the equity method.

  CASH EQUIVALENTS

    Cash equivalents of $26,728,000 at December 31, 1995, consist of short-term highly liquid investments with an original maturity of three months or less, which are readily convertible into cash. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

  INVENTORIES

    Inventories are stated at the lower of cost (first in, first out) or market and consist of products for resale including merchandise and food and miscellaneous supplies including repair parts for rides.

  ADVERTISING COSTS

    Production costs of commercials and programming are charged to operations in the year first aired. The costs of other advertising, promotion, and marketing programs are charged to operations in the year incurred. The amounts capitalized at year-end are included in prepaid expenses.

  DEFERRED CHARGES

    The Company capitalizes all costs related to the issuance of debt with such costs included in deferred charges in the consolidated balance sheets. The capitalized debt costs at December 31, 1995

                               PREMIER PARKS INC.

(1) SUMMARY OF SIGNIFICANT POLICIES--(CONTINUED) relate to the senior notes and senior credit facility and the amortization of such costs are recognized as interest expense under a method approximating the interest method over the life of the respective debt issue.

  DEPRECIATION AND AMORTIZATION

    Buildings and improvements are depreciated over their estimated useful lives of approximately 30 years by use of the straight-line method. Furniture and equipment are depreciated using the straight-line method over 5-10 years. Rides and attractions are depreciated using the straight-line method over 5-25 years. Amortization of property associated with capitalized lease obligations is included in depreciation expense in the consolidated financial statements.

    Maintenance and repairs are charged directly to expense as incurred, while betterments and renewals are generally capitalized in the property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized.

  INTANGIBLE ASSETS

    Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected period to be benefited, generally 25 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operations. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using an appropriate interest rate. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

  INTEREST EXPENSE RECOGNITION

    Interest on notes payable is generally recognized as expense on the basis of stated interest rates. Notes payable and capitalized lease obligations that do not have a stated interest rate or that have interest rates considered to be lower than prevailing market rates (when the obligations were incurred) are carried at amounts discounted to impute a market rate of interest cost. Total interest expense incurred was $1,481,000, $2,341,000, and $6,074,000 in 1993,
1994 and 1995, respectively. Interest expense in the accompanying consolidated statements of operations is shown net of interest income.

  INCOME TAXES

    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                               PREMIER PARKS INC.

(1) SUMMARY OF SIGNIFICANT POLICIES--(CONTINUED)

  INCOME (LOSS) PER SHARE

    Income (loss) per share is computed based on income (loss) applicable to common stock divided by the weighted average number of common shares outstanding during the period. For the year ended December 31, 1995, no warrants, options, or potential shares from convertible securities were considered as the effect would be antidilutive. For the years ended December 31, 1993 and 1994, warrants and options outstanding have been excluded from the per share calculations as no active trading market existed for the Company's common stock during those periods.

    The Company's former senior subordinated notes were converted into common shares in 1995. For 1993 and 1994, the senior subordinated notes were considered to be potentially dilutive securities. The weighted average number of common shares attributable to the conversion feature of the notes was 475,600 and 1,120,000 for the years ended December 31, 1993 and 1994, respectively. The former senior subordinated notes bore interest and if the notes had been converted, the interest expense on the notes in 1993 or 1994 would not have been incurred. After consideration of the increase in income that would have occurred from the reduction in interest expense, the effect of the convertible shares on income was antidilutive.

    The Company issued convertible preferred stock in 1995 which is a potentially dilutive security. The 2,424,000 common shares that would result from conversion of the preferred stock (without consideration of accumulated dividends) are not considered in the 1995 calculation of loss per share, as the effect would be antidilutive. Accumulated, but unpaid, preferred stock dividends of $529,000 were considered in determining net loss applicable to common stock in 1995.

  USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  RECLASSIFICATIONS

    Reclassifications have been made to certain amounts reported in 1993 and 1994 to conform with the 1995 presentation.

(2) FAIR VALUE OF FINANCIAL INSTRUMENTS

    The recorded amounts for cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses, and accrued interest payable approximate fair value because of the short maturity of these financial instruments. The fair value estimates, methods, and assumptions relating to the Company's other financial instruments are discussed in note 6.

(3) ACQUISITION OF THEME PARKS

    Pursuant to a merger agreement, the Company acquired Funtime Parks, Inc. (Funtime), a company owning three regional theme parks, for an initial purchase price of approximately $60,000,000

                               PREMIER PARKS INC.

(3) ACQUISITION OF THEME PARKS--(CONTINUED)

in cash with an additional amount of approximately $5,400,000 paid to the former shareholders as a post closing adjustment related to the operating cash flows of the former Funtime parks after the acquisition. The acquisition was accounted for as a purchase. The allocation of the purchase price was determined based upon estimates of fair value as determined by independent appraisal. As of the acquisition date and after giving effect to the purchase, $18,030,000 of deferred tax liabilities were recognized for the tax consequences attributable to the differences between the financial statement carrying amounts and the tax basis of Funtime's assets and liabilities. Approximately $13,500,000 of cost in excess of the fair value of the net assets acquired was recorded as goodwill. To fund the acquisition, on August 15, 1995, the Company issued $90,000,000 aggregate principal amount of 12% senior notes due 2003 (the Notes) and $20,000,000 of convertible preferred stock and converted approximately $9,100,000 of previously existing indebtedness into Company common stock. Except in the case of a change of control (as defined in the indenture relating to the Notes) and certain other circumstances, no principal payment on the Notes is due prior to maturity (August 15, 2003). As part of the acquisition, $2,500,000 of the purchase price was placed into escrow as an indemnification fund. Except in limited circumstances, the indemnification fund represents the sole source of funds for indemnification claims made by the Company against the former shareholders of Funtime. The escrow is to be released in February 1997. The indemnification fund is classified in the accompanying consolidated financial statements as a deposit and as a noncurrent other liability.

    The accompanying 1995 consolidated statement of operations reflects the results of Funtime from the date of acquisition (August 15, 1995).

                               PREMIER PARKS INC.

(3) ACQUISITION OF THEME PARKS--(CONTINUED)

    The following summarized pro forma results of operations for the years ended December 31, 1994 and 1995, assumes that the acquisition and related transactions occurred as of the beginning of 1994 (in thousands):

                                                                            1994        1995
                                                                          --------    --------
                                                                              (UNAUDITED)
Revenue:
  Theme park admissions................................................   $ 34,275    $ 37,738
  Theme park food, merchandise, and other..............................     41,319      42,401
                                                                          --------    --------
      Total revenue....................................................     75,594      80,139
                                                                          --------    --------
Operating costs and expenses:
  Operating expenses...................................................     34,832      35,440
  Selling, general and administrative..................................     12,380      14,089
  Costs of products sold...............................................      9,188       9,489
  Depreciation and amortization........................................      5,768       6,303
                                                                          --------    --------
      Total operating costs and expenses...............................     62,168      65,321
                                                                          --------    --------
Income from operations.................................................     13,426      14,818
                                                                          --------    --------
Interest expense, net..................................................    (11,559)    (11,099)
Equity in loss of partnership..........................................        (83)        (69)
Other income (expense).................................................        (27)       (108)
                                                                          --------    --------
      Total other expense..............................................    (11,669)    (11,276)
                                                                          --------    --------
Income before income taxes and extraordinary loss......................      1,757       3,542
Income tax expense.....................................................        948       1,642
                                                                          --------    --------
Income before extraordinary loss.......................................   $    809    $  1,900
                                                                          --------    --------
                                                                          --------    --------
Income (loss) before extraordinary loss applicable to common stock.....   $   (591)   $    500
                                                                          --------    --------
                                                                          --------    --------
Income (loss) before extraordinary loss per common share...............   $   (.10)   $    .10
                                                                          --------    --------
                                                                          --------    --------

(4) INVESTMENT IN AND ADVANCES TO A PARTNERSHIP

                                                                         1994          1995
                                                                      ----------    ----------
40% general partner capital interest (including cumulative advances of $1,278,000 and $1,341,000 at December 31, 1994 and 1995,
  respectively) in 229 East 79th Street Associates LP, a limited partnership (Associates) formed in 1987 to acquire, operate, manage, and convert to cooperative ownership a residential
  building located at 229 East 79th Street, New York, NY...........   $1,124,000    $1,118,000
                                                                      ----------    ----------
                                                                      ----------    ----------

    While the Company is a general partner, the Company does not operate, manage, or control the limited partnership. Operations, management, and control are performed by the managing general partner.

    Under the terms of the partnership agreement, the Company funds 40% of required working capital needed by Associates. During 1994 and 1995, the Company made advances of $83,000 and $63,000, respectively. Presently, the Company expects to continue to advance funds as needed during 1996. The Company has guaranteed up to approximately $270,000 of borrowings by Associates in connection with its acquisition of real estate. However, if at the time of a default by Associates, the

                               PREMIER PARKS INC.

(4) INVESTMENT IN AND ADVANCES TO A PARTNERSHIP--(CONTINUED)

lender is paid amounts accrued to date, the Company will be relieved of its obligation under its guaranty.

    The following information summarizes the financial position of Associates and the results of its operations:

                                                                            DECEMBER 31,
                                                                      ------------------------
                                                                         1994          1995
                                                                      ----------    ----------

Assets.............................................................   $3,686,000    $3,496,000
                                                                      ----------    ----------
                                                                      ----------    ----------
Liabilities........................................................    4,072,000     4,061,000
Partners' deficit..................................................     (386,000)     (565,000)
                                                                      ----------    ----------
                                                                      $3,686,000    $3,496,000
                                                                      ----------    ----------
                                                                      ----------    ----------

                                                                  YEAR ENDED DECEMBER 31,
                                                            -----------------------------------
                                                              1993         1994         1995
                                                            ---------    ---------    ---------
Revenues.................................................   $ 300,000    $ 294,000    $ 288,000
Costs and expenses.......................................     612,000      534,000      461,000
                                                            ---------    ---------    ---------
                                                             (312,000)    (240,000)    (173,000)
(Loss) gain on sale of co-op shares......................     (43,000)      32,000       --
                                                            ---------    ---------    ---------
      Net loss...........................................   $(355,000)   $(208,000)   $(173,000)
                                                            ---------    ---------    ---------
                                                            ---------    ---------    ---------

(5) PROPERTY AND EQUIPMENT

    Property and equipment, at cost, are classified as follows

                                                                      1994            1995
                                                                   -----------    ------------
Theme parks:
  Land..........................................................   $ 5,964,000    $ 12,230,000
  Buildings and improvements....................................    15,213,000      54,935,000
  Rides and attractions.........................................    20,179,000      51,653,000
  Equipment.....................................................     3,486,000       7,088,000
                                                                   -----------    ------------
      Total theme parks.........................................    44,842,000     125,906,000
  Less accumulated depreciation.................................     6,270,000       9,905,000
                                                                   -----------    ------------
                                                                   $38,572,000    $116,001,000
                                                                   -----------    ------------
                                                                   -----------    ------------

    Included in property and equipment are costs and accumulated depreciation associated with capital leases as follows:

                                                                         1994          1995
                                                                      ----------    ----------
Cost...............................................................   $2,745,000    $6,005,000
Accumulated depreciation...........................................     (165,000)     (334,000)
                                                                      ----------    ----------
                                                                      $2,580,000    $5,671,000
                                                                      ----------    ----------
                                                                      ----------    ----------

                               PREMIER PARKS INC.

                        DECEMBER 31, 1993, 1994 AND 1995

(6) LONG-TERM DEBT AND CAPITALIZED LEASE OBLIGATIONS

    At December 31, 1994 and 1995, debt consists of:

                                                                       1994           1995
                                                                    -----------    -----------
Capitalized lease obligations:
  Capitalized lease obligations expiring 1997 through 2000,
    requiring aggregate annual lease payments ranging from
    approximately $1,172,000 to $360,000 including implicit
    interest at rates ranging from 9.875% to 11% and secured by equipment with a net book value of approximately $5,671,000
    as of December 31, 1995......................................   $ 1,873,000    $ 4,222,000
Debt to unrelated parties:
  Senior notes(a)................................................       --          90,000,000
  Senior subordinated convertible debt maturing in 2000,
    convertible into common stock at a conversion price of $6.25,
    requiring quarterly interest payments at 9.5% per annum(b)...     1,240,000        --
  Term note payable due December 1998, requiring monthly interest payments at prime plus 1% (9.5% as of December 31, 1994) and principal payments annually and borrowings under a revolving
line of credit(c)................................................    12,451,000        --
  Other debt.....................................................       689,000         56,000
                                                                    -----------    -----------
  Total--debt to unrelated parties...............................    14,380,000     90,056,000
                                                                    -----------    -----------
Debt to related parties:
  Junior subordinated loan payable with interest at 8% per annum
plus accrued interest unpaid(d)..................................     2,095,000        --
  Senior subordinated convertible debt maturing in 2000,
    convertible into common stock at a conversion price of $6.25 requiring quarterly interest payments at 9.5% per annum
(b)..............................................................     5,760,000        --
                                                                    -----------    -----------
  Total--debt to related parties.................................     7,855,000        --
                                                                    -----------    -----------
    Total........................................................   $24,108,000    $94,278,000
                                                                    -----------    -----------
                                                                    -----------    -----------

- ------------

 (a)  The notes are senior unsecured obligations of the Company, with a $90,000,000 aggregate principal amount, and mature on August 15, 2003. The notes bear interest at 12% per annum payable semiannually on August 15 and February 15 of each year, commencing
      February 15, 1996. The notes are redeemable, at the Company's option, in whole or part, at any time on or after August 15, 1999, at varying redemption prices. Additionally, at any time and from time-to-time prior to August 15, 1998, the Company may redeem in the aggregate up to 33 1/3% of the original aggregate principal amount of notes with the proceeds of one or more public equity offerings at a redemption price of 110% of the principal amount. These notes are guaranteed by all of the Company's principal operating subsidiaries.

      The indenture under which the notes were issued places limitations on operations and sales of assets by the Company or its subsidiaries, requires maintenance of certain financial ratios, and limits the Company's ability to pay cash dividends or make other distributions to the holders of its capital stock or to redeem such stock.

      The indenture permits the Company, subject to certain limitations, to incur additional indebtedness, including secured senior indebtedness under its $20,000,000 senior credit facility described below.

                               PREMIER PARKS INC.

(6) LONG-TERM DEBT AND CAPITALIZED LEASE OBLIGATIONS--(CONTINUED)

      The Company is a holding company with no operations or assets other than its investment in its wholly-owned direct and indirect subsidiaries and its investment in Associates.
      All of the Company's subsidiaries, except for one indirect wholly owned subsidiary,
      Funtime-Famous Recipe, Inc., are full, unconditional, and joint and several guarantors of the notes. The assets and operations of Funtime-Famous Recipe, Inc. are inconsequential to the Company and its consolidated financial condition and results of operations. Condensed financial statement information for the guarantors is not included herein, as the Company does not believe such information would be material to the understanding of the Company and its direct and indirect subsidiaries.

 (b)  During 1993, the Company consummated a private placement of $7,000,000 of its 9.5%
      senior subordinated convertible notes due March 2000. The notes were funded on July 29,
      1993. The notes were convertible into shares of common stock at the conversion price of
      $6.25 per share subject to certain antidilution adjustments. These notes were converted into 1,175,063 common shares during 1995.

 (c)  On December 7, 1993, the Company entered into a loan agreement with a financial institution which provided for a $13,583,000 term loan facility due December 31, 1997, and a $3,500,000 revolving line of credit that was due December 31, 1995. The term loan facility was fully funded in 1994. The revolving line had a zero balance at December
      31, 1994. All amounts outstanding including amounts advanced under the line of credit were repaid during 1995 in connection with the issuance of the senior notes.
      Additionally, the line of credit was cancelled.

 (d)  On October 30, 1992, in connection with a private placement, the Company consolidated the outstanding Windcrest Partners loans in the principal amount of $2,095,000 into a junior subordinated term loan. Under the terms of this loan agreement, interest was payable monthly at the rate of 8% per annum until maturity on December 31, 1999. The junior term loan was exchanged for common stock (310,370 shares) during 1995.

    Annual maturities of long-term debt and capitalized lease obligations during the five years subsequent to December 31, 1995, are as follows:


1996..........................................................................   $ 1,065,000
1997..........................................................................     1,473,000
1998..........................................................................       713,000
1999..........................................................................       360,000
2000 and thereafter...........................................................    90,667,000
                                                                                 -----------
                                                                                 $94,278,000
                                                                                 -----------
                                                                                 -----------

    The Company's $20,000,000 senior credit facility is secured by substantially all of the Company's assets (other than real estate), including the capital stock of its subsidiaries. The facility matures in August 1998. At December 31, 1995, no advances were outstanding under the senior credit facility. Advances under the senior credit facility will bear interest at a variable rate.

    The senior credit facility contains restrictive covenants that, among other things, limit the ability of the Company and its subsidiaries to dispose of assets; incur additional indebtedness or liens; pay cash dividends; repurchase stock; make investments; engage in mergers or consolidations; engage in certain transactions with subsidiaries and affiliates; and redeem or purchase the senior notes. In addition, the senior credit facility requires that the Company comply with certain specified financial ratios and tests, including cash interest expense coverage, a minimum net worth requirement and a maximum capital expenditure requirement.

                               PREMIER PARKS INC.

(6) LONG-TERM DEBT AND CAPITALIZED LEASE OBLIGATIONS--(CONTINUED)

    The fair value of the Company's long-term debt is estimated by using quoted bond prices or discounted cash flow analyses based on current borrowing rates for debt with similar maturities. Under the above assumptions the estimated fair value of long-term debt and capitalized lease obligations at December 31, 1995, is approximately $103,000,000.

(7) INCOME TAXES

    The Company recognized an income tax benefit of $852,000 in 1995. The benefit of $762,000 was allocated to loss before income taxes and $90,000 to the extraordinary loss.

    Income tax expense (benefit) allocated to operations for 1993, 1994 and 1995 consists of the following:

                                             CURRENT     DEFERRED       TOTAL
                                             --------    ---------    ---------
1993:
  U.S. Federal............................   $  --       $  75,000    $  75,000
  State and local.........................      --          16,000       16,000
                                             --------    ---------    ---------
                                             $  --       $  91,000    $  91,000
                                             --------    ---------    ---------
                                             --------    ---------    ---------
1994:
  U.S. Federal............................   $ 44,000    $  15,000    $  59,000
  State and local.........................      --           9,000        9,000
                                             --------    ---------    ---------
                                             $ 44,000    $  24,000    $  68,000
                                             --------    ---------    ---------
                                             --------    ---------    ---------
1995:
  U.S. Federal............................   $(44,000)   $(508,000)   $(552,000)
  State and local.........................      --        (210,000)    (210,000)
                                             --------    ---------    ---------
                                             $(44,000)   $(718,000)   $(762,000)
                                             --------    ---------    ---------
                                             --------    ---------    ---------

    Recorded income tax expense (benefit) allocated to operations differed from amounts computed by applying the U.S. federal income tax rate of 34% to pretax income approximately as follows:

                                                                1993        1994        1995
                                                              ---------    -------    ---------
Computed "expected" federal income tax expense (benefit)...   $ 491,000    $58,000    $(614,000)
Amortization of goodwill...................................      --          --          78,000
Other, net.................................................      (6,000)     1,000      (16,000)
Effect of state and local income taxes.....................      16,000      9,000     (210,000)
Change in the beginning-of-the-year balance of the
  valuation allowance for deferred tax assets..............    (410,000)     --          --
                                                              ---------    -------    ---------
                                                              $  91,000    $68,000    $(762,000)
                                                              ---------    -------    ---------
                                                              ---------    -------    ---------

    Substantially all of the Company's future taxable temporary differences (deferred tax liabilities) relate to the different financial accounting and tax depreciation methods and periods for property and

                               PREMIER PARKS INC.

(7) INCOME TAXES--(CONTINUED)

equipment. The Company's net operating loss carryforwards and alternative minimum tax carryforwards represent future income tax deductions (deferred tax assets). The tax effects of these temporary differences as of December 31, 1994 and 1995, are presented below:

                                                                        1994          1995
                                                                     ----------    -----------
Deferred tax assets before valuation allowance....................   $3,161,000    $ 7,860,000
Less valuation allowance..........................................       --            --
                                                                     ----------    -----------
Net deferred tax assets...........................................    3,161,000      7,860,000
Deferred tax liabilities..........................................    5,075,000     27,005,000
                                                                     ----------    -----------
Net deferred tax liability........................................   $1,914,000    $19,145,000
                                                                     ----------    -----------
                                                                     ----------    -----------

    The Company's deferred tax liability results from the financial carrying value for assets acquired in the Funtime acquisition, which was based upon the fair value at the acquisition date being substantially in excess of Funtime's tax basis in the assets and from the Company's remaining depreciable assets being depreciated primarily over a 7-year period for tax reporting purposes and a longer 20- to 25-year period for financial purposes. The faster tax depreciation has resulted in tax losses which can be carried forward to offset future taxable income. Because the Company's assets' financial carrying value and tax basis difference will primarily reverse before the expiration of the net operating loss carryforwards and taking into account the Company's projections of future taxable income over the same period, management believes that it will more likely than not realize the benefits of these net future deductions.

    The Company experienced an ownership change within the meaning of the Internal Revenue Code Section 382 and the regulations thereunder on October 30, 1992, as a result of the issuance of 2,200,000 shares of common stock. As a result of the ownership change, net operating loss carryforwards generated before the ownership change can be deducted in subsequent periods only in certain limited situations. Accordingly, it is probable that the Company will not be able to use net operating loss carryforwards generated prior to October 30, 1992. None of the pre-October 30, 1992, net operating loss carryforwards were considered in computing the Company's available net operating loss carryforwards and deferred tax liability. Net operating loss carryforwards generated after October 30, 1992, can be utilized without restriction unless another ownership change in excess of 50% during any three-year period occurs.

    As of December 31, 1995, the Company has approximately $13,681,000 of unrestricted net operating loss and $4,077,000 of alternative minimum tax carryforwards available for federal income tax purposes which expire in 2008 through 2010. Additionally, the Company has $1,864,000 of alternative minimum tax credits which have no expiration date.

(8) PREFERRED STOCK

    The Company has authorized 500,000 shares of preferred stock, $1 par value. During 1995, the Company issued 200,000 shares of Series A 7% cumulative convertible preferred stock at $100 per share.

    All shares of Series A preferred stock rank senior and prior in right to all of the Company's now or hereafter issued common stock with respect to dividend payments and distribution of assets upon liquidation or dissolution of the Company.

                               PREMIER PARKS INC.

(8) PREFERRED STOCK--(CONTINUED)

    Holders of Series A preferred stock are entitled to receive cumulative dividends at an annual rate of $7 per share. At the Company's election, dividends are payable in cash and/or in additional Series A preferred stock. The terms of the Company's senior notes and senior credit facility limit the Company's ability to pay cash dividends.

    At the option of the holder, the Series A preferred stock may be converted into fully-paid and nonassessable shares of common stock. The number of shares of common stock deliverable upon conversion of one share of Series A preferred stock will be determined by dividing $100 by the then applicable conversion rate. The initial conversion rate was $8.25 and will be adjusted from time to time in accordance with the provisions of the Series A preferred stock. The Company has agreed to provide the preferred stockholders certain registration rights relative to the common stock issued upon conversion of the preferred stock.

    The Company may redeem the Series A preferred stock at any time in whole or from time to time in part at a redemption price of $100 per share provided that either certain common stock market price levels are met or that the Company will have consummated an underwritten public offering of common stock with gross proceeds of at least $15,000,000.

(9) CAPITAL STOCK

    In October 1994, the Company issued 619,815 common shares in a private placement with existing stockholders for cash. In connection with this placement, Windcrest Partners also exchanged $655,000 of then existing debt for 97,087 shares of common stock. The Company has agreed to provide the stockholders certain registration rights in the future.

    In August 1995, the Company issued 1,175,063 common shares in full exchange for the Company's $7,000,000 senior subordinated convertible notes and 310,370 common shares in full exchange for the Company's $2,095,000 junior subordinated term loan. The Company has agreed to provide the stockholders certain registration rights in the future.

(10) STOCK OPTIONS AND WARRANTS

    In 1993, 1994 and 1995, certain members of the Company's management were issued seven-year options to purchase 153,200, 36,000, and 248,000 shares of common stock, at an exercise price of $5.00, $7.50, and $8.25 per share, respectively, under the Company's 1993 and 1995 Stock Option and Incentive Plans. The options granted in 1995 are subject to the approval of the Company's shareholders at the 1996 annual meeting. These options may be exercised on a cumulative basis with 20% of the total exercisable on date of issuance and with an additional 20% being available for exercise on each of the succeeding anniversary dates. Any unexercised portion of the options will automatically and without notice terminate upon the seventh anniversary of the issuance date or upon termination of employment. At December 31, 1995, 101,520 options were exercisable.

    In October 1989, the Company's current chairman was issued a ten-year warrant to purchase 26,346 shares of common stock (currently being held as treasury stock) at an exercise price of $1.00 per share and a ten-year warrant to purchase 18,693 shares of common stock at an exercise price of $1.00 per share.

                               PREMIER PARKS INC.

(11) CASUALTY LOSS

    On July 27, 1994, high winds damaged the Company's Adventure World location. The loss was covered by insurance and the total insurance benefits recognized during 1994 were $748,000, including approximately $348,000 accrued as a receivable, which was collected subsequent to December 31, 1994. The Company spent approximately $393,000 in 1994 to replace and repair capital assets which had been destroyed or damaged. Insurance proceeds in excess of the net book value of destroyed assets and the repair costs of damaged assets were approximately $417,000 and are reflected in the 1994 consolidated statement of operations in theme parks revenue.

(12) COMMITMENTS AND CONTINGENCIES

    The Company leases office space under a lease agreement which expires April 30, 2001. The lease requires minimum monthly payments over its term and also escalation charges for proportionate share of expenses as defined in the lease. The Company may also terminate the lease during 1996 and pay a termination penalty. Windcrest Partners, an affiliate of the Company, shares office space with the Company and has agreed to pay 50% of the rental payments. Rent expense recognized by the Company (after deduction of amounts paid by Windcrest Partners) for the years ended December 1993, 1994 and 1995, aggregated $70,000, $68,000, and $68,000, respectively. Future minimum lease payments (exclusive of amounts to be reimbursed by Windcrest Partners) on operating leases for the Company's office space and equipment (with initial or remaining lease terms in excess of one year), are as follows:

        1996............................................................   $416,000
        1997............................................................    336,000
        1998............................................................    220,000
        1999............................................................     70,000
        2000............................................................     70,000
        Later years.....................................................     70,000

    The Company is not a party to, nor is its property subject to, any pending material legal proceedings.

(13) CERTAIN TRANSACTIONS

    In connection with the acquisition of Funtime and the issuance of the $90,000,000 senior notes, the Company paid investment banking and financial advisory fees in the amount of $800,000 and $475,000 to Lepercq, de Neuflize & Co. Incorporated (Lepercq) and Hanseatic Corporation (Hanseatic), respectively. Two directors of the Company are managing director and treasurer, respectively, of Lepercq and Hanseatic.

(14) SUBSEQUENT EVENT

    On April 4, 1996, a majority of the Company's common and preferred shareholders and the Company's board of directors approved a one-for-five reverse stock split effective May 6, 1996. The par value of the common stock was increased to $.05 per share from $.01 per share. Additionally, the authorized common shares of the Company were reduced to 30,000,000. The accompanying consolidated financial statements and notes to the consolidated financial statements reflect the reverse stock split as if it had occurred as of the earliest date presented.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
  FUNTIME PARKS, INC.
Aurora, Ohio

We have audited the accompanying consolidated balance sheets of Funtime Parks, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, redeemable preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Funtime Parks, Inc. and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 1993 the Company changed its method of accounting for income taxes.

                                                               ERNST & YOUNG LLP

January 25, 1995,
except for Note 13, as to which the date is August 29, 1995
Akron, Ohio

                      FUNTIME PARKS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                  DECEMBER 31,
                                                            -------------------------     JULY 2,
                                                               1993          1994          1995
                                                            -----------   -----------   -----------
                                                                                        (UNAUDITED)
ASSETS
Current assets:
 Cash.....................................................  $   185,800   $   171,394   $   107,016
 Trade receivable.........................................        8,881         6,714     2,454,980
 Other receivables........................................      196,707       138,546        93,346
 Refundable income taxes..................................      240,000            --            --
 Prizes and other supplies................................    1,876,825     1,720,528     2,849,395
 Other current assets--Note 6.............................      757,183       590,197       583,297
                                                            -----------   -----------   -----------
     Total current assets.................................    3,265,396     2,627,379     6,088,034
Deferred charges, less accumulated amortization
 (1993--$44,614; 1994--$313,494; July 2,
1995--$559,468)...........................................      777,929       519,049       276,340
Property and equipment
 Land and land improvements...............................   18,092,049    19,986,705    19,986,706
 Buildings and building improvements......................   15,950,066    16,899,094    16,899,094
 Equipment................................................   39,888,326    43,000,651    43,000,650
 Construction in progress.................................      380,359       118,111     1,072,817
                                                            -----------   -----------   -----------
                                                             74,310,800    80,004,561    80,959,267
 Less accumulated depreciation............................   30,491,646    35,784,701    39,100,701
                                                            -----------   -----------   -----------
                                                             43,819,154    44,219,860    41,858,566
                                                            -----------   -----------   -----------
     Total assets.........................................  $47,862,479   $47,366,288   $48,222,940
                                                            -----------   -----------   -----------
                                                            -----------   -----------   -----------
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
 Revolving line of credit.................................  $ 4,133,192   $ 5,500,351   $ 8,075,979
 Accounts payable.........................................    1,059,004       719,457     3,547,036
 Accrued taxes, other than income taxes...................      608,029       639,493       920,033
 Accrued payroll and related expenses.....................      227,923         5,132       622,292
 Income taxes payable.....................................      392,048        92,342        43,641
 Accrued interest.........................................      390,711     1,539,017     1,820,486
 Other accrued liabilities--Note 6........................    2,123,132     2,571,202     4,358,741
 Current portion of long-term debt........................    3,100,000    20,782,304    20,157,705
                                                            -----------   -----------   -----------
Total current liabilities.................................   12,034,039    31,849,298    39,545,913
Non-current obligations:
 Long-term debt, less current portion--Note 2.............   31,796,627    10,528,131    10,643,283
 Deferred income taxes--Note 4............................    7,356,000     7,205,000     4,483,055
 Other long-term liabilities..............................      556,240     1,483,293     1,487,518
                                                            -----------   -----------   -----------
                                                             39,708,867    19,216,424    16,613,856
Stockholders' equity (deficit)
 Common stock--without par value (stated value of $1,000
   per share, authorized 4,000 shares; issued 1,800 shares
   at December 31, 1993 and 3,013 shares at December 31,
   1994 and July 2, 1995, respectively)...................    1,800,000     3,013,043     3,013,043
 Retained earnings (deficit)..............................   (5,409,191)   (6,278,262)  (10,546,965)
                                                            -----------   -----------   -----------
                                                             (3,609,191)   (3,265,219)   (7,502,614)
Less:
 Cost of common stock in treasury.........................      166,536       329,515       298,207
 Value of warrant put option..............................      104,700       104,700       104,700
                                                            -----------   -----------   -----------
     Total stockholders' equity (deficit).................   (3,880,427)   (3,699,434)   (7,936,829)
                                                            -----------   -----------   -----------
     Total liabilities and stockholders' equity
       (deficit)..........................................  $47,862,479   $47,366,288   $48,222,940
                                                            -----------   -----------   -----------
                                                            -----------   -----------   -----------

                            See accompanying notes.

                      FUNTIME PARKS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND
                         STOCKHOLDERS' EQUITY (DEFICIT)

             YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994, AND THE
                   SIX MONTHS ENDED JULY 2, 1995 (UNAUDITED)

                                                                                            SIX
                                                                                           MONTHS
                                                                                           ENDED
                                                                                          JULY 2,
                                             1992            1993           1994            1995
                                          -----------    ------------    -----------    ------------
                                                                                        (UNAUDITED)
Redeemable Preferred Stock:
  Series A Senior Preferred Stock:
    Balance, beginning of year.........   $ 7,000,000    $  7,000,000    $        --    $         --
    Redeem Preferred Stock in exchange
    for subordinated debt..............            --      (7,000,000)            --              --
                                          -----------    ------------    -----------    ------------
    Balance, end of year...............   $ 7,000,000    $         --    $        --    $         --
                                          -----------    ------------    -----------    ------------
                                          -----------    ------------    -----------    ------------
  Series B Senior Preferred Stock:
    Balance, beginning of year.........   $ 2,354,940    $  3,027,780    $        --    $         --
    Issuance of 672.84 shares of Series
      B Senior Preferred Stock for
      payment of stock dividend........       672,840              --             --              --
    Issuance of 1,176.82 shares of
      Series B Senior Preferred Stock
      for payment of stock dividend....            --       1,176,820             --              --
    Redeem Preferred Stock in exchange
      for subordinated debt............            --      (4,204,600)            --              --
                                          -----------    ------------    -----------    ------------
    Balance, end of period.............   $ 3,027,780    $         --    $        --    $         --
                                          -----------    ------------    -----------    ------------
                                          -----------    ------------    -----------    ------------
  Series A Junior Preferred Stock:
    Balance, beginning of year.........   $ 2,500,000    $  2,500,000    $        --    $         --
    Redeem preferred stock in exchange
      for long-term debt...............            --      (2,500,000)            --              --
                                          -----------    ------------    -----------    ------------
    Balance, end of year...............   $ 2,500,000    $         --    $        --    $         --
                                          -----------    ------------    -----------    ------------
                                          -----------    ------------    -----------    ------------
  Series B Junior Preferred Stock:
    Balance, beginning of year.........   $   886,025    $  1,139,175    $        --    $         --
    Issuance of 253.15 shares of Series
      B Junior Preferred Stock for
      payment of stock dividend........       253,150              --             --              --
    Issuance of 442.768 shares Series B
      Junior Preferred Stock for
      payment of stock dividend........            --         442,768             --              --
    Redeem preferred stock in exchange
      for long-term debt...............            --      (1,581,943)            --              --
                                          -----------    ------------    -----------    ------------
    Balance, end of year...............   $ 1,139,175    $         --    $        --              --
                                          -----------    ------------    -----------    ------------
                                          -----------    ------------    -----------    ------------
  Total Redeemable Preferred Stock:
    Balance, beginning of year.........   $12,740,965    $ 13,666,955    $        --    $         --
    Issuance of Series B Senior
      Preferred Stock for payment of
      stock dividend...................       672,840       1,176,820             --              --
    Issuance of Series B Junior
      Preferred Stock for payment of
      stock dividend...................       253,150         442,768             --              --
    Redeem Preferred Stock in exchange
      for subordinated debt............            --     (11,204,600)            --              --
    Redeem Preferred Stock in exchange
      for long term debt...............            --      (4,081,943)            --              --
                                          -----------    ------------    -----------    ------------
    Balance, end of year...............   $13,666,955    $         --    $        --    $         --
                                          -----------    ------------    -----------    ------------
                                          -----------    ------------    -----------    ------------

                      FUNTIME PARKS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND
                  STOCKHOLDERS' EQUITY (DEFICIT)--(CONTINUED)

             YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994, AND THE
                   SIX MONTHS ENDED JULY 2, 1995 (UNAUDITED)

                                                                                            SIX
                                                                                           MONTHS
                                                                                           ENDED
                                                                                          JULY 2,
                                             1992            1993           1994            1995
                                          -----------    ------------    -----------    ------------
                                                                                        (UNAUDITED)
Stockholder's Equity (Deficit)
  Common stock--shares outstanding:
    Balance, beginning of year.........   $     1,800    $      1,800    $     1,800    $      3,013
    Exercise G Warrants................            --              --          1,213              --
                                          -----------    ------------    -----------    ------------
    Balance, end of year...............   $     1,800    $      1,800    $     3,013    $      3,013
                                          -----------    ------------    -----------    ------------
                                          -----------    ------------    -----------    ------------
  Common stock--amount:
    Balance, beginning of year.........   $ 1,800,000    $  1,800,000    $ 1,800,000    $  3,013,043
    Exercise G Warrants................            --              --      1,213,043              --
                                          -----------    ------------    -----------    ------------
    Balance, end of period.............   $ 1,800,000    $  1,800,000    $ 3,013,043    $  3,013,043
                                          -----------    ------------    -----------    ------------
                                          -----------    ------------    -----------    ------------
  Treasury Stock:
    Balance, beginning of year.........   $  (166,536)   $   (166,536)   $  (166,536)   $   (329,515)
    Purchase treasury shares...........            --              --       (207,416)             --
    Issue treasury shares..............            --              --         44,437          31,308
                                          -----------    ------------    -----------    ------------
    Balance, end of period.............   $  (166,536)   $   (166,536)   $  (329,515)   $   (298,207)
                                          -----------    ------------    -----------    ------------
                                          -----------    ------------    -----------    ------------
  Warrant Put Option:
    Balance, beginning of year.........   $        --    $         --    $  (104,700)   $   (104,700)
    Record value of warrant put
      option...........................            --        (104,700)            --              --
                                          -----------    ------------    -----------    ------------
    Balance, end of year...............   $        --    $   (104,700)   $  (104,700)   $   (104,700)
                                          -----------    ------------    -----------    ------------
                                          -----------    ------------    -----------    ------------
  Accumulated deficit:
    Balance, beginning of year.........   $(2,120,572)   $ (3,301,914)   $(5,409,191)   $ (6,278,262)
    Net income (loss)..................       383,791         330,902        263,196      (4,257,395)
    Dividends Paid.....................      (639,143)       (809,579)            --              --
    Issuance of Series B Senior
      Preferred Stock for payment of
        stock dividend.................      (672,840)     (1,176,820)            --              --
    Issuance of Series B Junior
      Preferred Stock for payment of
        stock dividend.................      (253,150)       (442,768)            --              --
    Unamortized discount on
      subordinated debt, net of income
        tax............................            --         586,288             --              --
    Cancel H Warrants..................            --        (700,000)            --              --
    Record value of warrant put
      option...........................            --         104,700             --              --
    Issue treasury shares..............            --              --        (12,437)        (11,308)
    Exercise G Warrants................            --              --     (1,211,830)             --
    Discount on subordinated debt, net
      of tax reversal..................            --              --         92,000              --
                                          -----------    ------------    -----------    ------------
    Balance, end of period.............   $(3,301,914)   $ (5,409,191)   $(6,278,262)   $(10,546,965)
                                          -----------    ------------    -----------    ------------
                                          -----------    ------------    -----------    ------------

          See accompanying notes to consolidated financial statements.

                      FUNTIME PARKS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                       SIX MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,           -------------------------
                                         ---------------------------------------     JULY 3,       JULY 2,
                                            1992          1993          1994          1994          1995
                                         -----------   -----------   -----------   -----------   -----------
                                                                                   (UNAUDITED)   (UNAUDITED)
Gross operating revenue:
 Admissions............................  $19,351,912   $20,820,183   $20,339,357   $ 5,851,250   $ 6,194,935
 Food, merchandise, and other..........   27,500,479    30,432,656    30,095,314     9,407,089     8,958,332
                                         -----------   -----------   -----------   -----------   -----------
                                          46,852,391    51,252,839    50,434,671    15,258,339    15,153,267
Operating expenses:
 Operating labor.......................   11,671,322    12,379,822    12,366,501     5,156,886     5,233,118
 Payroll taxes and benefits............    1,826,112     1,892,503     1,922,107       826,483       809,300
 Supplies and services.................    1,608,152     1,756,904     1,998,955       943,200       994,110
 Utilities.............................    1,503,466     1,586,050     1,635,735       619,131       609,982
 Maintenance and repairs...............    2,364,407     2,290,017     2,792,803     2,025,944     1,659,278
 Licenses, taxes and rent..............    1,478,803     1,600,755     1,781,712       704,078       851,011
 Professional services.................      207,393       186,827       132,897        95,183       105,070
 Miscellaneous.........................      507,307       510,787       577,081       328,994       275,346
                                         -----------   -----------   -----------   -----------   -----------
Total operating expenses...............   21,166,962    22,203,665    23,207,791    10,699,899    10,537,215
Selling general, and administrative....    8,663,536     8,217,796     8,432,771     3,339,518     3,459,003
Cost of sales..........................    5,739,824     6,554,625     6,634,686     2,053,130     2,083,004
Depreciation...........................    6,182,228     5,631,903     5,956,481     2,978,240     3,316,000
                                         -----------   -----------   -----------   -----------   -----------
Operating Profit.......................    5,099,841     8,644,850     6,202,942    (3,812,448)   (4,241,955)

Other expenses:
 Interest expense, net.................    2,770,635     2,736,777     4,518,212     2,262,603     2,495,153
 Amortization..........................      230,388        45,814       272,784       134,440       245,974
 Litigation costs......................       48,129        38,003       261,444            --            --
 Other.................................       54,898       239,663        36,079       166,248        (3,742)
                                         -----------   -----------   -----------   -----------   -----------
Total other expenses...................    3,104,050     3,060,257     5,088,519     2,563,291     2,737,385
                                         -----------   -----------   -----------   -----------   -----------
Income (loss) before income taxes and
 cumulative effect of change in
 accounting method.....................    1,995,791     5,584,593     1,114,423    (6,375,739)   (6,979,340)

Provision for income tax expense
 (benefit)
 Current:
   Federal.............................      700,000       760,000       785,000            --            --
   State...............................      236,000       389,691       125,227            --            --
 Deferred..............................           --       895,000       (59,000)   (2,486,538)   (2,721,945)
 Charge in lieu of income taxes........      676,000            --            --            --            --
                                         -----------   -----------   -----------   -----------   -----------
                                           1,612,000     2,044,691       851,227    (2,486,538)   (2,721,945)
                                         -----------   -----------   -----------   -----------   -----------
Income (loss) before cumulative effect
 of change in accounting method........      383,791     3,539,902       263,196    (3,889,201)   (4,257,395)
Cumulative effect as of January 1, 1993
 of change in accounting method........           --     3,209,000            --            --            --
                                         -----------   -----------   -----------   -----------   -----------
Net income (loss)......................  $   383,791   $   330,902   $   263,196   $(3,889,201)  $(4,257,395)
 Preferred stock dividend
  requirements.........................      724,359       426,094            --            --            --
                                         -----------   -----------   -----------   -----------   -----------
 Net income (loss) applicable to common
  shareholders.........................  $  (340,568)  $   (95,192)  $   263,196   $(3,889,201)  $(4,257,395)
                                         -----------   -----------   -----------   -----------   -----------
                                         -----------   -----------   -----------   -----------   -----------
 Income (loss) per share:
 Income (loss) before cumulative effect
   of accounting change (net of
   preferred stock dividend
     requirements).....................  $   (201.52)  $  1,842.49   $    102.93   $ (1,416.83)  $ (1,498.03)
 Cumulative effect of accounting
   change..............................           --     (1,898.82)           --            --            --
                                         -----------   -----------   -----------   -----------   -----------
   Net income (loss) applicable to
     common shareholders...............  $   (201.52)  $    (56.33)  $    102.93   $ (1,416.83)    (1,498.03)
                                         -----------   -----------   -----------   -----------   -----------
                                         -----------   -----------   -----------   -----------   -----------
 Weighted average number of shares
   outstanding.........................        1,690         1,690         2,557         2,745         2,842
                                         -----------   -----------   -----------   -----------   -----------
                                         -----------   -----------   -----------   -----------   -----------

                            See accompanying notes.

                      FUNTIME PARKS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     SIX MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,           -------------------------
                                       ---------------------------------------     JULY 3,       JULY 2,
                                          1992          1993          1994          1994          1995
                                       -----------   -----------   -----------   -----------   -----------
                                                                                 (UNAUDITED)   (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)....................  $   383,791   $   330,902   $   263,196   $(3,889,201)  $(4,257,395)
Adjustments to reconcile net income
 to net cash provided by operating
 activities:
 Depreciation and amortization.......    6,412,616     5,707,300     6,464,501     3,112,680     3,561,974
 Provision for deferred income
  taxes..............................           --       895,000      (151,000)   (2,486,538)   (2,721,945)
 Change in lieu of income taxes......      676,000            --            --            --            --
 Cumulative effect adjustment........       47,957     3,209,000            --            --            --
 Provision for deferred
   compensation......................           --        44,499        12,415            --            --
 Other long-term liabilities.........          680            --       914,638        10,310         4,225
(Gain) Loss on sale of property and
  equipment..........................     (151,517)          886        (2,500)           --            --
 Deferred charges....................                   (673,026)      (10,000)           --        (3,265)
 Changes in operating assets and
   liabilities:
   Trade and other receivables.......      (40,106)      (26,227)       60,328    (1,913,459)   (2,403,066)
   Refundable income taxes...........           --      (240,000)      240,000            --            --
   Prizes and other supplies.........       71,399      (677,743)      156,297    (1,175,009)   (1,128,867)
   Other current assets..............      181,136      (321,621)      166,986       242,511         6,900
   Accounts payable..................     (199,318)      672,033      (339,547)    2,350,266     2,827,579
   Accrued taxes, other than income
     taxes...........................     (104,778)      (62,436)       31,464       394,928       280,540
   Accrued payroll and related
     expenses........................       69,755       (73,577)     (222,791)      426,136       617,160
   Income taxes payable..............     (374,950)      208,198      (299,706)     (348,407)      (48,701)
   Accrued interest..................      (10,651)      205,957     1,148,306       728,912       281,469
   Other accrued liabilities.........      (12,352)      (19,425)      351,132       756,235     1,787,539
                                       -----------   -----------   -----------   -----------   -----------
Net cash provided by (used in)
 operating activities................    6,949,662     9,179,720     8,783,719    (1,790,636)   (1,195,853)
INVESTING ACTIVITIES
Purchases of property and
  equipment..........................   (2,970,877)   (4,394,647)   (4,211,090)   (2,926,675)     (954,706)
Shareholders settlement..............           --            --    (2,150,000)           --            --
Purchase of stock warrants...........           --      (700,000)           --            --            --
Proceeds from sale of property and
  equipment..........................           --            --         2,500         2,500            --
(Purchase) sale of common stock......           --            --       (77,266)       29,213        20,000
Discount on subordinated debt........           --            --        92,000            --            --
                                       -----------   -----------   -----------   -----------   -----------
Net cash used in investing
  activities.........................   (2,970,877)   (5,094,647)   (6,343,856)   (2,894,962)     (934,706)
FINANCING ACTIVITIES
Proceeds from long-term borrowings...           --    20,521,789            --       117,618      115, 152
Principal payments on long-term
  borrowings.........................   (5,177,780)  (23,324,751)   (3,821,428)     (721,428)     (624,599)
Net proceeds from borrowings under a
  revolving line-of-credit...........    1,684,383      (636,384)    1,367,159     5,332,625     2,575,628
Dividends............................     (639,143)     (809,579)           --            --            --
                                       -----------   -----------   -----------   -----------   -----------
Net cash (used in) provided by
  financing activities...............   (4,132,540)   (4,248,925)   (2,454,269)    4,728,815     2,066,181
                                       -----------   -----------   -----------   -----------   -----------
Net decrease in cash.................     (153,755)     (163,852)      (14,406)
Cash at beginning of year............      503,407       349,652       185,800       185,800       171,394
                                       -----------   -----------   -----------   -----------   -----------
Cash at end of year..................  $   349,652   $   185,800   $   171,394   $   229,017   $   107,016
                                       -----------   -----------   -----------   -----------   -----------
                                       -----------   -----------   -----------   -----------   -----------

                            See accompanying notes.

                      FUNTIME PARKS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 1994 AND JULY 2, 1995
          (INFORMATION AS OF JULY 2, 1995 OR FOR THE SIX MONTHS ENDED
                  JULY 3, 1994 AND JULY 2, 1995 IS UNAUDITED)

(1) ACCOUNTING POLICIES

  BASIS OF PRESENTATION

    In the opinion of management, the accompanying unaudited consolidated financial statements as of July 2, 1995, and for the six months ended July 3, 1994 and July 2, 1995, reflect all adjustments (all of which were normal and recurring) which, in the opinion of management, are necessary for fair statement of the financial position and results of operations for the interim periods presented.

  CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated upon consolidation.

  NATURE OF OPERATIONS

    The Company owns and operates Geauga Lake, Darien Lake and Wyandot Lake amusement parks in Aurora, Ohio; Darien Center, New York and Columbus, Ohio, respectively. The Company also owns and operates a Famous Recipe and Mr. Hero restaurant.

  PRIZES AND OTHER SUPPLIES

    Prizes and other supplies are valued at cost which approximates market.

  DEFERRED CHARGES

    Deferred charges include primarily costs associated with obtaining long-term debt and are amortized on the straight-line method over the term of the related debt.

  PROPERTY AND EQUIPMENT

    Property and equipment are carried at cost. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives of the assets. Accelerated methods are used for income tax purposes where permitted. Maintenance and repairs are charged to operating expenses as incurred. Major renewals and betterments are capitalized and depreciated over their estimated useful lives. The cost of assets retired or sold and the related accumulated depreciation are removed from the accounts and any profit or loss on disposition is credited or charged to earnings.

  INCOME TAXES

    Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes." Under SFAS No. 109, the liability method is used in accounting for income taxes and accordingly deferred tax assets and liabilities are determined based on differences between the financial reporting basis and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of SFAS No. 109, income tax expense was determined using the deferred method. Deferred tax expense was based on items of income and expense

                      FUNTIME PARKS, INC. AND SUBSIDIARIES

(1) ACCOUNTING POLICIES--(CONTINUED)
that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated.

    As permitted by SFAS No. 109, the Company has elected not to restate the financial statements of any prior years. The effect of the change has been presented in the income statement in 1993 as a cumulative effect adjustment.

  PER COMMON SHARE AMOUNTS

    Per common share amounts are computed after preferred stock dividend requirements on the basis on the weighted average number of shares of Common Stock outstanding.

  STATEMENT OF CASH FLOWS

    For purposes of the statement of cash flows, temporary cash investments are considered cash equivalents.

  RECLASSIFICATION

    Certain amounts for 1993 and 1992 have been reclassified to conform to the 1994 presentation.

(2) FINANCING ARRANGEMENTS

    The Company entered into a financing agreement on November 12, 1993, amended October 5, 1994, which provided borrowings of up to $38,103,733. This financing agreement provided three term loans totaling $24,603,733 and a revolving credit facility of up to $13,500,000. The financing agreement also contains provisions which require the maintenance of certain financial ratios and limit additional indebtedness, dividends and capital expenditures. The financing agreement terminates on December 31, 1995. The Company believes that it has the ability to and will refinance its current debt obligation prior to the expiration of the term loan agreement on December 31, 1995.

    The Company also entered into a subordinated debt agreement on November 12, 1993 which provided additional borrowings of $11,204,600.

    Long-term debt consists of the following:

                                                               DECEMBER 31,
                                                        --------------------------      JULY 2,
                                                           1993           1994           1995
                                                           ----           ----          -------
Term loan from a finance company, payable in
  installments through November 1, 1995, with a
  balloon payment due on December 31, 1995, plus
  interest payable monthly at a variable rate
  (10.125% and 7.625% at December 31, 1994 and 1993,
  respectively)......................................   $24,603,732    $20,782,304    $20,157,705
Subordinated debt, due December 31, 1997 with
  interest at 13.5%..................................    11,204,600     11,204,600     11,204,600
Unamortized discount on subordinated debt............      (911,705)      (676,469)      (561,317)
                                                        -----------    -----------    -----------
                                                         34,896,627     31,310,435     30,800,988
Less current portion.................................     3,100,000     20,782,304     20,157,705
                                                        -----------    -----------    -----------
                                                        $31,796,627    $10,528,131    $10,643,283
                                                        -----------    -----------    -----------
                                                        -----------    -----------    -----------

                      FUNTIME PARKS, INC. AND SUBSIDIARIES

(2) FINANCING ARRANGEMENTS--(CONTINUED)

    The scheduled installments of the term loan are coordinated so that four payments totaling $775,000 are due monthly from August through November each year during the term of the financing agreement. In addition, proceeds from the sale of significant assets or from the exercise of stock purchase warrants must be applied to the unpaid term loan balances. The Company may have to pay an additional installment on the term loan each year during April. This installment is based on a formula in the financing agreement. At December 31, 1995, all unpaid term loan balances are due.

    The subordinated debt includes interest at 7.5% payable semi-annually, plus interest of 6% which is added to the outstanding principal balance. In 1993, stock purchase warrants were issued to the subordinated debt holder in conjunction with the subordinated financing. A portion of the subordinated loan proceeds has been allocated to these warrants based on a formula which considers the fair market values of the warrants and the loan proceeds. The portion of the loan proceeds allocated to the warrants represents an additional interest cost of the subordinated financing and totaled $911,705, $676,469, and $561,317 at December 31, 1993, 1994, and July 2, 1995, respectively. This cost will be recognized during the term of the note based on the interest method of amortization. Amortization totaling $29,583, $235,236 and $115,152 is included with 1993, 1994, and the six months ended July 2, 1995 interest expense, respectively.

    Maturities of long-term debt are $20,782,304 in 1995 and $11,204,600 in 1997. The Company may prepay all or portions of long-term debt without penalty.

    The revolving credit note is due December 31, 1995. Interest is payable monthly at the prime rate plus 1.625 percent (10.125% and 7.625% at December 31, 1994 and 1993 respectively). At December 31, 1994 and July 2, 1995, borrowings of $7,999,649 and $5,424,021, respectively, were available under the revolving credit note.

    The revolving line-of-credit and term loans are secured by substantially all of the Company's assets. The common stock of the Company's subsidiaries has also been pledged under the term loan.

    The Company paid $2,662,000, $2,455,668, $3,136,114 and $2,214,584 in interest costs during the years ended December 31, 1992, 1993 and 1994 and the six months ended July 2, 1995, respectively.

(3) LEASE COMMITMENTS

    The Company has an agreement with the Columbus Zoological Park Association
(Zoo) to lease and operate Wyandot Lake amusement park located near Columbus, Ohio. There are five years remaining on this lease which has two renewable option periods of four years each. The agreement calls for minimum annual rent payments of $100,000 plus a percentage of gross receipts in excess of $2,000,000. Rent expense relating to this agreement totaled $216,000, $287,000, $282,000 and $71,000 in 1992, 1993 and 1994 and the six months ended July 2, 1995, respectively. Additionally, the Company must incur minimum annual expenditures of $50,000 to maintain or improve the appearance of the Park.

                      FUNTIME PARKS, INC. AND SUBSIDIARIES

(3) LEASE COMMITMENTS--(CONTINUED)

    Future minimum annual lease payments under noncancelable operating leases with initial or remaining terms of one year or more as of December 31, 1994, 1993 and 1992 are as follows:

                                                                           OPERATING
                                                                            LEASES
                                                                           ---------
        1995............................................................   $ 322,000
        1996............................................................     286,000
        1997............................................................     240,000
        1998............................................................     144,000
        1999............................................................          --
                                                                           ---------
        Total minimum lease payments....................................   $ 992,000
                                                                           ---------
                                                                           ---------

    Total rent expense was approximately $462,000, $466,000 and $518,000 in 1992, 1993, and 1994 respectively. Total rent expense was approximately $216,000 and $221,000 during the six months ended July 3, 1994 and July 2, 1995, respectively.

(4) INCOME TAXES

    The effective income tax rate varied from the statutory federal income tax rate as follows:

                                                                                 YEAR ENDED
                                                                                 DECEMBER 31,
                                                                           ---------------------
                                                                           1994    1993     1992
                                                                           ----    -----    ----
Statutory federal income tax rate.......................................   35.0%    35.0%   34.0%
State and local income taxes, net of federal income tax benefit.........   10.0      5.0     5.0
Depreciation on differences between purchase price and
  tax basis of assets...................................................   36.1     10.3    39.1
Other, net..............................................................   (4.7)   (13.7)    2.7
                                                                           ----    -----    ----
Effective income tax rate...............................................   76.4%    36.6%   80.8%
                                                                           ----    -----    ----
                                                                           ----    -----    ----

                      FUNTIME PARKS, INC. AND SUBSIDIARIES

(4) INCOME TAXES--(CONTINUED)

    Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                            DECEMBER 31,
                                                    ----------------------------      JULY 2,
                                                        1993            1994            1995
                                                        ----            ----          -------
Deferred tax liabilities:
  Accelerated depreciation.......................   $(10,368,000)   $ (9,860,000)   $ (9,460,000)
  Inventory purchases............................       (349,000)       (292,000)       (292,000)
  Subordinated debt discount.....................       (355,000)       (263,000)       (263,000)
  Other..........................................       (309,000)       (171,000)       (171,000)
                                                    ------------    ------------    ------------
                                                     (11,381,000)    (10,586,000)    (10,186,000)
Deferred tax assets:
  Net operating loss carryforwards...............      2,160,000       1,319,000       3,640,945
  Tax credits....................................      1,554,000       2,224,000       2,224,000
  Accrued liabilities............................        570,000         338,000         338,000
  Deferred compensation..........................        158,000         173,000         173,000
  Litigation accrual.............................        195,000              --              --
  Deferred revenue...............................        195,000         195,000         195,000
  Other..........................................         90,000         163,000         163,000
                                                    ------------    ------------    ------------
                                                       4,922,000       4,412,000       6,733,945
Valuation allowance..............................       (897,000)     (1,031,000)     (1,031,000)
                                                    ------------    ------------    ------------
Net deferred tax assets..........................      4,025,000       3,381,000       5,702,945
                                                    ------------    ------------    ------------
Net deferred taxes...............................   $ (7,356,000)   $ (7,205,000)   $ (4,483,055)
                                                    ------------    ------------    ------------
                                                    ------------    ------------    ------------

    Management believes that the timing of the reversal of its deferred tax liabilities, principally relating to accelerated depreciation, will more likely than not be sufficient to recognize fully its deferred tax assets, except for certain New York net operating loss carryforwards. The valuation allowance included with net deferred taxes at December 31, 1994 relates primarily to these assets. The turnaround of the remaining deferred tax assets, primarily net operating loss and tax credit carryforwards, will occur over an extended period of time and as a result will be realized for tax purposes over those future periods and beyond.

    The 1994 current federal provision represents Alternative Minimum Tax (AMT) payable. Regular tax was reduced to a minor amount with a net operating loss carryforward not available for AMT purposes. AMT income was further increased by deprecation adjustments required by the AMT system.

    The income tax provision for 1992 includes a charge in lieu of income taxes of $676,000, representing taxes which would have been provided in the absence of net operating loss carryforwards. The net operating loss carryforwards utilized in 1992 were generated prior to the Company's purchase of Funtime, Inc. and Subsidiaries and therefore, were used to reduce the Company's carrying amount of Funtime, Inc.'s fixed assets.

                      FUNTIME PARKS, INC. AND SUBSIDIARIES

(4) INCOME TAXES--(CONTINUED)

    For federal income tax purposes, the Company has net operating loss and investment tax credit carryforwards that expire as follows:

                                                            NET OPERATING     INVESTMENT
                                                                LOSS          TAX CREDIT
                                                            CARRYFORWARDS    CARRYFORWARDS
                                                            -------------    -------------
        1995.............................................    $                  $20,000
        1996.............................................                        22,000
        1997.............................................                        25,000
        1998.............................................                        12,000
        2002.............................................      1,905,000
                                                            -------------    -------------
                                                             $ 1,905,000        $79,000
                                                            -------------    -------------
                                                            -------------    -------------

    The utilization of the carryforwards expiring prior to 2003 is limited to the future taxable income or income taxes payable of the respective subsidiary which generated the loss or credit. Additionally, alternative minimum tax credits of approximately $2,224,000 are available to offset the Company's regular tax liability in future years.

    The Company made income tax payments of approximately $1,491,000, $1,312,000 and $1,306,000 in 1992, 1993 and 1994, respectively. The Company also received income tax refunds in 1994 of approximately $257,000.

(5) EMPLOYEE BENEFITS

    The Company sponsors a defined contribution pension plan covering all employees meeting specified age and service requirements. The Company's contributions under this plan are 100% of the first 2% of each qualified employee's salary plus an additional matching requirement of 25% of the next 6% of the employee's contribution. Expense recorded under this plan amounted to $95,000, $115,000, $114,000 and $59,000 in 1992, 1993, 1994 and the six months ended July 2, 1995, respectively.

(6) OTHER CURRENT ASSETS AND ACCRUED LIABILITIES

    The components of other current assets are as follows:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1993        1994      JULY 2, 1995
                                                              --------    --------    ------------
Prepaid maintenance and expenses...........................   $652,243    $430,459        $476,232
Other......................................................    104,940     159,738         107,065
                                                              --------    --------    ------------
Total other current assets.................................   $757,183    $590,197        $583,297
                                                              --------    --------    ------------
                                                              --------    --------    ------------

    The components of other accrued liabilities are as follows:

                                                                DECEMBER 31,
                                                          ------------------------
                                                             1993          1994       JULY 2, 1995
                                                          ----------    ----------    ------------
Deferred revenue.......................................   $  642,967    $  705,745     $ 2,908,411
Other..................................................    1,480,165     1,865,457       1,450,330
                                                          ----------    ----------    ------------
Total other accrued liabilities........................   $2,123,132    $2,571,202     $ 4,358,741
                                                          ----------    ----------    ------------
                                                          ----------    ----------    ------------

                      FUNTIME PARKS, INC. AND SUBSIDIARIES

(7) COMMITMENTS AND CONTINGENCIES

    The estimated cost to complete construction in progress as of July 2, 1995 is $-0-.

    During 1988, a lawsuit was brought against the former Board of Directors of Funtime, Inc. by several minority shareholders challenging the adequacy of the $7 per share price of the 1987 merger of Funtime, Inc. into a subsidiary of the Company. The plaintiffs were demanding damages and compensation from each director of Funtime, Inc. as well as attorney fees, expenses and costs. The Company recorded a reserve totaling $500,000 during 1988 to indemnify the former Board of Directors of Funtime, Inc. for defense costs and for losses that may be incurred in connection with this lawsuit. In 1994, $761,000 of litigation costs were incurred of which $261,000 were charged to operations, the remaining portion was charged against the reserve. Legal costs incurred in 1993 and 1992 totaled $38,000 and $48,000, respectively. In 1994, the Company agreed to pay the minority shareholders $2,150,000 which was accounted for as additional purchase price and reflected as additional property and equipment. The Company paid $750,000 relating to this settlement in 1994. The remainder of the settlement is due in two installments of $700,000 in 1995 and 1996.

(8) REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

    On April 11, 1994 1,213 warrants were exercised to purchase 1,213 shares of common stock for $1 per share. At December 31, 1994, 900 warrants were outstanding which grant the holders the right to purchase 900 shares of the Company's common stock. The 900 warrants outstanding are comprised of two agreements. The first warrant agreement, which expires on November 12, 2003, provides the right to purchase 783 shares of common stock at $894.44 per share, upon the occurrence of certain events as stated in the warrant agreement. Such events principally include the Company's default under the financing agreement dated November 12, 1993, amended October 5, 1994, or action which dilutes the aggregate ownership of the Company's outstanding common stock held by the current principal stockholders to less than 50%.

    The second warrant agreement, which expires on December 31, 1997, provides the right to purchase 117 shares of common stock at $1 per share, upon the occurrence of certain events as stated in the warrant agreement. Such events principally include the Company's default under the financing agreement dated November 12, 1993, amended October 5, 1994, or action which dilutes the aggregate ownership of the Company's outstanding common stock held by the current principal stockholders to less than 50%. Effective January 1, 1994, the warrantholder under this agreement has the right to require the Company to purchase the warrants (put option) at an amount determined by a nationally recognized investment banking firm. The estimated value of this put option is included as a component of stockholders' equity at December 31, 1993 and 1994 and July 2, 1995.

    At December 31, 1992, redeemable preferred stock included Series A and Series B senior and junior shares at $.01 par value. These shares were recorded at a liquidation value of $1,000 per share. All authorized Series A shares were issued and outstanding. Authorized Series B preferred stock included 7,000 senior and 2,500 junior shares. Issued and outstanding Series B preferred stock included 3,027.78 senior and 1,139.175 junior shares.

    On November 12, 1993, the Company redeemed all junior preferred stock (2,500 shares Series A; and 1,139 shares Series B) held by the lender in exchange for long-term debt and redeemed all senior preferred stock (7,000 shares Series A; and 3,027 Series B) in exchange for subordinated debt.

                      FUNTIME PARKS, INC. AND SUBSIDIARIES

(8) REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY--(CONTINUED)

    A provision of the 1993 financing agreement required the Company to redeem 783 then outstanding warrants, for $700,000.

    The transferability of the Company's common stock is restricted in accordance with the terms of a stockholder agreement. Under this agreement, the death or termination of employment of a stockholder obligates the stockholder or their legal representative to offer to sell the shares owned to the Company at a price established by the agreement.

(9) RELATED PARTY TRANSACTIONS

    In January 1993, the Company entered into a three year agreement with an advertising agency (the "Agency") for whom a director and stockholder of the Company is also a director. The agreement appoints the Agency as the Company's principal advertising agency which entitles it to receive compensation for the reimbursement of costs incurred plus commissions. Agency commissions amounted to approximately $633,000, $522,000, $518,000 and $150,000 in 1992, 1993, 1994 and
the six months ended July 2, 1995, respectively. Other costs paid to the Agency in 1995, 1994, 1993 and 1992, represented reimbursement of expenses paid by the Agency on behalf of the Company. The Agency served as the Company's principal advertising agency over the past 20 years and it is management's opinion that this agreement was negotiated at arms-length.

    The subordinated debtholder's president serves on the Company's Board of Directors.

(10) STOCK OPTIONS

    Effective April 26, 1988, the Company granted certain key executives options to purchase 80 shares of the Company's common stock for $1,000 per share. The options expire on various dates from May 31, 1994 to November 30, 1996 and are contingent upon continued employment with the Company. During 1994, 32 of these options were exercised and three expired unexercised. During the second quarter of 1995 20 of these options were exercised. At December 31, 1994 and July 2, 1995, 45 and 25 of these options remain outstanding, respectively.

(11) PERFORMING ARTS CENTER

    Beginning in 1993, the Company participated with an entertainment company in the construction and operation of a performing arts center (the Center) located at Darien Lake Park. On October 31, 1994, the Company purchased for $514,000 the entertainment company's portion of the Center. At December 31, 1994 and July 2, 1995 the Company's investment in property and equipment at the Center approximated $1,500,000 and $1,800,000 respectively. The Company is seeking a third-party to share in the revenues and expenses of the Center.

    As a part of establishing the Center, the Company entered into a separate agreement with a food and beverage vendor. The agreement provides the vendor with the exclusive right to sell food and beverage products to patrons at all Center sponsored events through May 31, 2003 in exchange for a portion of such sales. Under the agreement, the Company received a payment of $500,000 in 1993 and $300,000 in 1995 from the vendor. These payments represent an advance of the Company's future proceeds from the Center which was used during 1993 and 1995 to fund a portion of the construction costs of the Center. The Company has committed to reimburse the advance at an annual rate of

                      FUNTIME PARKS, INC. AND SUBSIDIARIES

(11) PERFORMING ARTS CENTER--(CONTINUED)

$100,000 for 1993 and 1994 and $75,000 per year thereafter contingent upon the Centers' ability to generate sufficient profit. At December 31, 1994 and July 2, 1995, the commitment totaled $300,000, and $563,000 the current portion of which has been accounted for in other accrued liabilities and the non-current portion has been accounted for in other long-term liabilities. Either party may terminate the contract subsequent to October 1, 1998.

(12) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The Company's unaudited results of operations for 1994 and 1993 are set forth below.

                                                                                       NET INCOME        NET INCOME
                                                                                    (LOSS) APPLICABLE    (LOSS) PER
                        QUARTER         TOTAL       GROSS PROFIT     NET INCOME         TO COMMON          COMMON
                         ENDED         REVENUE         (LOSS)          (LOSS)          SHAREHOLDER         SHARE
                      -----------    -----------    ------------    ------------    -----------------    ----------
1995...............       April 2    $   107,707    $ (4,556,368)   $ (4,222,504)      $(4,222,504)      $(1,493.11)
                           July 2     15,045,560       3,773,416         (34,891)          (34,891)          (12.28)
                      -----------    -----------    ------------    ------------    -----------------    ----------
1994...............       April 3        136,106      (4,477,124)     (3,888,563)       (3,888,563)       (2,298.21)
                           July 3     15,122,233       4,004,194            (638)             (638)            (.23)
                        October 2     34,557,975      18,417,293       7,854,358         7,854,358         2,677.93
                      December 31        618,357      (3,308,650)     (3,701,961)       (3,701,961)       (1,302.13)
                      -----------    -----------    ------------    ------------    -----------------    ----------
1993...............       April 4        180,406      (3,843,931)     (6,357,320)*      (6,357,320)*      (3,761.73)
                           July 4     15,077,987       4,507,503         622,443           196,349           116.18
                        October 3     35,246,519      19,844,334       9,415,271         9,415,271         5,571.17
                      December 31        747,927      (3,645,260)     (3,349,492)       (3,349,492)       (1,981.95)
                      -----------    -----------    ------------    ------------    -----------------    ----------

Gross profit (loss) is revenue less operating expenses, cost of sales and depreciation.

* Includes a $3,509,000 charge for the cumulative effect of a change in accounting method as described in Note 1.

(13) SUBSEQUENT EVENT

    Pursuant to a merger agreement, the Company was acquired by Premier Parks Inc. for approximately $60 million, subject to certain post-closing adjustments related to the 1995 operations of the Company's acquired theme parks.

    On August 15, 1995 pursuant to the merger with Premier Parks Inc., all outstanding warrants and options referred to in Notes 8 and 10, were exercised. If the common shares issued on August 10, 1995, with respect to these warrants and options had been outstanding for all periods presented, the number of weighted average shares outstanding and income (loss) per share would have been as follows:

                                                                                   SIX MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,       --------------------------
                                              ----------------------------      JULY 3,        JULY 2,
                                               1992       1993       1994        1994           1995
                                              -------    -------    ------    -----------    -----------
                                                                              (UNAUDITED)    (UNAUDITED)
Weighted average number of shares
  outstanding..............................     3,848      3,848     3,502          3,690          3,767
Income (loss) per common share.............   $(88.51)   $(24.74)   $75.16    $ (1,053.98)   $ (1,130.18)

========================================   =====================================
- ----------------------------------------   -------------------------------------



    NO DEALER, SALESPERSON OR ANY OTHER
PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY
REPRESENTATION NOT CONTAINED IN THIS
PROSPECTUS, AND, IF GIVEN OR                              SHARES
MADE, SUCH INFORMATION OR REPRESENTATIONS
MUST NOT BE RELIED UPON AS HAVING BEEN
AUTHORIZED BY THE COMPANY OR ANY OF THE
UNDERWRITERS. THIS PROSPECTUS DOES NOT                    [LOGO]
CONSTITUTE AN OFFER OR ANY SECURITIES
OTHER THAN THOSE TO WHICH IT RELATES OR
AN OFFER TO SELL, OR A SOLICITATION OF
AN OFFER TO BUY, TO ANY PERSON IN ANY
JURISDICTION WHERE SUCH AN OFFER OR
SOLICITATION WOULD BE UNLAWFUL.
NEITHER THE DELIVERY OF THIS PROSPECTUS
NOR ANY SALE MADE HEREUNDER SHALL, UNDER
ANY CIRCUMSTANCES, CREATE ANY IMPLICATION            PREMIER PARKS INC.
THAT THE INFORMATION CONTAINED HEREIN IS
CORRECT AS OF ANY TIME SUBSEQUENT TO THE
DATE HEREOF.
                                                       COMMON STOCK

          -------------------

           TABLE OF CONTENTS

                                    PAGE
                                    ----

Additional Information............    3
Incorporation of Certain Information                    ----------
  by Reference....................    3                 PROSPECTUS
Prospectus Summary................    4                     , 1996
Risk Factors......................   10                 ----------
The Company.......................   14
Use of Proceeds...................   17
Price Range of Common Stock.......   17
Dividend Policy...................   18
Capitalization....................   19
Dilution..........................   20
Selected Historical and Pro Forma
  Financial Data..................   21
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations.......   27
Business..........................   32
Management........................   54
                                                      LEHMAN BROTHERS
Principal Stockholders............   59
Certain Transactions..............   61
                                                        FURMAN SELZ
Description of Credit Facilities..   61
Description of Securities.........   63
Underwriting......................   65
Legal Matters.....................   66
Experts...........................   66
Index to Financial Statements.....  F-1

- -----------------------------------------   ------------------------------------
=========================================   ====================================

                                    PART II

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the various expenses to be borne by the Company in connection with the issuance and distribution of the Common Stock being registered (other than underwriting discounts and commissions). All amounts presented are estimates except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee............   $   19,887
National Association of Securities Dealers, Inc. filing fee....        6,267
Nasdaq National Market filing fee..............................
Accounting fees and expenses...................................
Legal fees and expenses........................................
Blue Sky fees and expenses.....................................
Printing and engraving expenses................................
Transfer agent and registrar fees..............................
Miscellaneous..................................................
                                                                  ----------
  Total fees and expenses......................................
                                                                  ----------
                                                                  ----------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law which covers the indemnification of directors, officers, employees and agents of a corporation is hereby incorporated herein by reference. Reference is made to Article XXV of registrant's By-Laws which provides for indemnification by the registrant in the manner and to the full extent permitted by Delaware law.

    Reference is also made to Section 8 of the Underwriting Agreement filed as
Exhibit 1(a) to this Registration Statement.

ITEM 16. EXHIBITS.

    See Exhibit Index

ITEM 17. UNDERTAKINGS.

    (a) The undersigned registrant hereby undertakes the following:

        (1) To provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (2) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (3) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 25th day of April, 1996.

                                          PREMIER PARKS INC.

                                          By       /s/ Kieran E. Burke
                                             ...................................
                                                      Kieran E. Burke
                                                   Chairman of the Board
                                                and Chief Executive Officer

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each director and officer whose signature appears below constitutes and appoints Kieran E. Burke, Gary Story, James F. Dannhauser and James M. Coughlin, or any of them, as his true and lawful attorneys-in-fact and agents, with full powers of substitution and re-substitution, for him and in his name, place and stead, to sign in any and all capacities any and all amendments (including post-effective amendments) to this registration statement on Form S-2, and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

              SIGNATURE                                TITLE                        DATE
              ---------                                -----                        ----

      /s/ Kieran E. Burke              Chairman of the Board and Chief          April 25, 1996
  ...................................    Executive Officer (principal
           Kieran E. Burke               executive officer)

         /s/ Gary Story                Director, President and Chief            April 25, 1996
  ...................................    Operating Officer
             Gary Story

    /s/ James F. Dannhauser            Chief Financial Officer and Director     April 25, 1996
  ...................................    (principal financial officer)
         James F. Dannhauser

      /s/ Richard R. Webb              Vice President (principal accounting     April 25, 1996
  ...................................    officer)
           Richard R. Webb

     /s/ Paul A. Biddelman             Director                                 April 25, 1996
  ...................................
          Paul A. Biddelman

     /s/ Michael E. Gellert            Director                                 April 25, 1996
  ...................................
         Michael E. Gellert

        /s/ Jack Tyrrell               Director                                 April 25, 1996
  ...................................
            Jack Tyrrell

                                 EXHIBIT INDEX

                                                                                          PAGE
                                                                                          ----

  (1) Underwriting Agreement

       *(a)  Form of Underwriting Agreement among Registrant and Lehman Brothers Inc.
             and Furman Selz LLC, as representatives of the several Underwriters. .....

  (4) Instruments Defining the Rights of Security Holders, Including Indentures:

        (a)  Indenture dated as of August 15, 1995, among the Registrant, the subsidiaries of the Registrant named therein and United States Trust
             Company of New York, as trustee (including the form of
             Notes)--incorporated by reference from Exhibit 4(2) to Registrant's
             Registration Statement Form S-1 (Reg. No. 33-62225) declared effective on
             November 9, 1995 (the "Registration Statement"). .........................

        (b)  Form of First Supplemental Indenture dated as of November   , 1995--
             incorporated by reference from Exhibit 4(2.1) to the Registration
             Statement. ...............................................................

        (c)  Purchase Agreement, dated August 10, 1995, among the Registrant, the subsidiaries of the Registrant named therein and Chemical Securities Inc--
             incorporated by reference from Exhibit 4(3) to the Registration
             Statement. ...............................................................

        (d)  Exchange and Registration Rights Agreement, dated August 15, 1995, among the Registrant, the subsidiaries of the Registrant named therein and
             Chemical Securities Inc.-- incorporated by reference from Exhibit 4(4) to the Registration Statement. ..............................................

        (e)  Form of Subscription Agreement between the Registrant and each of the purchasers of shares of Preferred Stock--incorporated by reference from
             Exhibit 4(10) to the Registration Statement. .............................

        (f)  Credit Facility, dated August 15, 1995, among the Registrant, the subsidiaries of the Registrant named therein, Chemical Bank, The Merchant
             Bank of New York and Chemical Bank, as agent (including forms of guarantee agreements, security agreements and pledge agreements)--incorporated by reference from Exhibit 4(1) to the Registration Statement. ...............

        (g)  Convertible Note Purchase Agreement, dated as of March 3, 1993, between the Registrant and the purchasers named therein (including forms of Senior
             Subordinated Convertible Note and Registration Rights Agreement)--
             incorporated by reference from Exhibit 4(i) to Form 10-K of the Registrant for the year ended December 31, 1992. ....................................

        (h)  Form of Subscription Agreement, dated October 1992, between the Registrant and certain investors--incorporated by reference from Exhibit 4(a) to the
             Registrant's Current Report on Form 8-K dated October 30, 1992. ..........

        (i)  Stock Purchase and Warrant Issuance Agreement, dated October 16, 1989, between The Tierco Group, Inc. and Kieran E. Burke--incorporated by reference from Exhibit 4(i) to Form 10-K of Registrant for the year ended
             December 31, 1989. .......................................................

        (j)  Warrant, dated October 16, 1989, to purchase 131,728 shares of Common
             Stock issued by The Tierco Group, Inc. to Kieran E. Burke--incorporated by reference from Exhibit 4(k) to Form 10-K of Registrant for the year ended
             December 31, 1989. .......................................................

        (k)  Warrant, dated October 16, 1989, to purchase 93,466 shares of Common Stock issued by The Tierco Group, Inc. to Kieran E. Burke--incorporated by reference from Exhibit 4(1) to Form 10-K of Registrant for the year ended
             December 31, 1989. .......................................................

 *(5) Opinion of Baer Marks & Upham LLP, including consent. ...........................
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
 (10) Material Contracts:

        (a)  Agreement of Limited Partnership of 229 East 79th Street Associates LP
             dated July 24, 1987, together with amendments thereto dated, respectively,
             August 31, 1987, October 21, 1987, and December 21, 1987--incorporated by reference from Exhibit 10(i) to Form 10-K of Registrant for year ended
             December 31, 1987. .......................................................

        (b)  Agreement of Limited Partnership of Frontier City Partners Limited
             Partnership, dated October 18, 1989, between Frontier City Properties,
             Inc. as general partner, and the Registrant and Frontier City Properties,
             Inc. as limited partners--incorporated by reference from Exhibit 10(g) to the Registrant's Current Report on Form 8-K dated October 18, 1989. ......

        (c)  Asset Purchase Agreement, dated December 10, 1990, between Registrant and
             Silver Dollar City, Inc.,--incorporated by reference from Exhibit 10(c) to the Registrant's Current Report on Form 8-K dated February 6, 1991. ......

        (d)  Asset Purchase Agreement, dated December 16, 1991, among the Registrant,
             Tierco Maryland, RWP, John J. Mason and Stuart A. Bernstein--incorporated by reference from Exhibit 10(a) to the Registrant's Current Report on
             Form-8K dated January 31, 1992. ..........................................

        (e)  Asset Transfer Agreement, dated as of June 30, 1992, by and among the
             Registrant, B&E Holding Company and the creditors referred to therein--
             incorporated by reference from Exhibit 10(a) to the Registrant's Current
             Report on Form 8-K dated July 20, 1992. ..................................

        (f)  Purchase Agreement, dated September 30, 1992, among the Registrant, Palma
             Real Estate Management Company, First Stratford Life Insurance Company and
             Executive Life Insurance Company--incorporated by reference to Exhibit
             2(a) to the Registrant's Current Report on Form 8-K dated September 30,
             1992. ....................................................................

        (g)  Lease Agreement, dated January 18, 1993, among Registrant, Frontier City
             Partners Limited Partnership and Fitraco N.V.--incorporated by reference from Exhibit 10(k) to Form 10-K of Registrant for the year ended December
             31, 1992. ................................................................

        (h)  Lease Agreement, dated January 18, 1993, among Registrant, Tierco
             Maryland, Inc. and Fitraco N.V.--incorporated by reference from Exhibit
             10(l) to Form 10-K of Registrant for the year ended December 31, 1992. ...

        (i)  Security Agreement and Conditional Sale Contract, between Chance Rides,
             Inc. and Tierco Maryland, Inc. and Guaranty of Registrant in favor of
             Chance Rides, Inc.-- incorporated by reference from Exhibit 10(m) to Form
             10-K of Registrant for the year ended December 31, 1992. .................

        (j)  Registrant's 1993 Stock Option and Incentive Plan-- incorporated by reference from Exhibit 10(k) to Form 10-K of Registrant for the year ended
             December 31, 1993. .......................................................

        (k)  Agreement and Plan of Merger, dated as of June 30, 1995 among the
             Registrant, Premier Parks Acquisition Inc., Funtime Parks, Inc.
             ("Funtime") and its shareholders--incorporated by reference from Exhibit
             10(11) to the Registration Statement. ....................................

        (l)  Escrow Agreement, dated as of August 15, 1995, among the Registrant, certain shareholders of Funtime and First National Bank of Ohio, Trust
             Division-- incorporated by reference from Exhibit 10(12) to the
             Registration Statement. ..................................................

        (m)  Consulting Agreement, dated as of August 15, 1995, between Registrant and
             Bruce E. Walborn--incorporated by reference from Exhibit 10(13) to the
             Registration Statement. ..................................................

        (n)  Consulting Agreement, dated as of August 15, 1995, between Registrant and
             Gaspar C. Lococo--incorporated by reference from Exhibit 10(14) to the
             Registration Statement. ..................................................
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
        (o)  Lease Agreement dated December 22, 1995 between Darien Lake Theme Park and
             Camping Resort, Inc. and The Metropolitan Entertainment Co., Inc.--
             incorporated by reference from Exhibit 10(o) to Form 10-K of Registrant for the year ended December 31, 1995. ....................................

 (11) Statement re computation of per share earnings. .................................

 (23) Consents:

       *(a)  Consent of Baer Marks & Upham LLP (included in Exhibit (5))...............

        (b)  Consent of KPMG Peat Marwick LLP..........................................

        (c)  Consent of Ernst & Young LLP..............................................

 (24) Power of Attorney (included on page II-3). ......................................
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* To be filed by amendment.